                      CREATIVE MASTER INTERNATIONAL, INC.
                      CASEY INDUSTRIAL BUILDING, 8TH FLOOR
                          18 BEDFORD ROAD, TAIKOKTSUI
                               KOWLOON, HONG KONG

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 21, 2000

    Notice is hereby given that the Annual Meeting of Stockholders of Creative Master International, Inc., a Delaware corporation ("CMI"), will be held at Conference Room D, 6/F, Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong, on June 21, 2000, at 10:00 A.M., local time, for the following purposes, as more fully described in the attached Proxy Statement:

        (1) To approve the issuance of shares of our Common Stock to the owners of PacificNet.com LLC ("PNC"), in accordance with the Share Exchange Agreement, dated as of February 17, 2000, among CMI, PNC and the owners of PNC, and the Supplement to Share Exchange Agreement, dated as of April 29, 2000, among CMI, PNC and the owners of PNC, pursuant to which CMI will acquire sole ownership of PNC in exchange for the issuance of 21,500,000 shares of our Common Stock to the owners of PNC (the "PNC Acquisition").

        (2) To elect four directors to serve until our next Annual Meeting of stockholders and until their successors are duly elected and qualified.

        (3) To approve an amendment to our Certificate of Incorporation to change our name to "PacificNet.com, Inc." upon consummation of the PNC Acquisition.

        (4) To approve an amendment to our Certificate of Incorporation to increase the number of shares of Common Stock we are authorized to issue from 25,000,000 to 125,000,000.

        (5) To approve an amendment to our 1998 Stock Option Plan to increase the number of shares of Common Stock we can issue upon the exercise of options granted under the plan from 650,000 to 5,000,000.

        (6) To ratify the appointment by the Board of Directors of Arthur Andersen & Co. as our independent auditors for the fiscal year ending December 31, 2000.

        (7) To transact such other business as may properly be brought before the Annual Meeting or any and all adjournments thereof.

    Your attention is directed to the accompanying Proxy Statement. Stockholders of record at the close of business on May 30, 2000 will be entitled to notice of, and to vote at, the meeting and any adjournment thereof.

    Please sign, date and complete the enclosed proxy and return it promptly in the accompanying pre-addressed envelope, whether or not you expect to attend the Annual Meeting. A majority of the outstanding shares of Common Stock must be represented (in person or by proxy) at the Annual Meeting in order that business may be transacted. Therefore, your promptness in returning the enclosed proxy will help to ensure a quorum is present. A stockholder who executes and returns the accompanying proxy may revoke it at any time before it is voted at the Annual Meeting by following the procedures set forth in the attached Proxy Statement.

                                          By Order of the Board of Directors
                                          Shing Kam Ming
                                          Secretary

Kowloon, Hong Kong
June 5, 2000

  PLEASE SIGN AND DATE THE ENCLOSED FORM OF PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES ARE REPRESENTED.

                               TABLE OF CONTENTS

INTRODUCTION................................................    1
  General...................................................    1
  Outstanding Securities and Voting Rights..................    1
  Proxy Voting..............................................    2
  Revocation................................................    2
  Risk Factors..............................................    2

PROPOSAL NO. 1--APPROVAL OF ISSUANCE OF SHARES IN PNC
  ACQUISITION...............................................    3
  Introduction..............................................    3
  Summary of Principal Terms................................    3
  Background of the PNC Acquisition.........................    3
  Reasons for the PNC Acquisition...........................    7
  Opinion of RCP, Fairness Advisor to CMI...................    7
  Terms of the Share Exchange Agreement and Supplement......   10
  Appointment of Directors and Officers Following the PNC
    Acquisition.............................................   14
  Vote Required for Approval of the PNC Acquisition.........   15
  Absence of Appraisal Rights...............................   15
  Certain Federal Income Tax Consequences...................   15
  Accounting Treatment......................................   15
  Antitrust Matters.........................................   16
  Description of CMI........................................   16
  Description of PNC........................................   17
  Risks Related to the Business of PNC......................   28
  Risks Related to the PNC Acquisition......................   34

SELECTED FINANCIAL DATA.....................................   37
  CMI Selected Financial Data...............................   37
  PNC Selected Financial Data...............................   38
  Unaudited Pro Forma Condensed Combined Financial
    Statements..............................................   38

PROPOSAL NO. 2--ELECTION OF DIRECTORS.......................   44
  Nominees..................................................   44
  Management and Directors of CMI...........................   44
  Arrangements and Understandings with Directors............   45
  Board Meetings and Committees.............................   45
  Board Compensation........................................   46
  Compensation Committee Interlocks and Insider
    Participation...........................................   46

PROPOSAL NO. 3--APPROVAL OF AMENDMENT TO THE CERTIFICATE OF
  INCORPORATION TO CHANGE OUR NAME TO "PACIFICNET.COM, INC."
  UPON CONSUMMATION OF THE PNC ACQUISITION..................   46
  Reason for Proposal.......................................   47

PROPOSAL NO. 4--APPROVAL OF AMENDMENT TO THE CERTIFICATE OF
  INCORPORATION TO INCREASE THE AUTHORIZED COMMON STOCK.....   47
  Current Use of Shares.....................................   47
  Rights of Additional Common Stock.........................   47
  Effect of Proposal........................................   48
  Reason for Proposal.......................................   48

PROPOSAL NO. 5--APPROVAL OF AMENDMENT OF THE 1998 STOCK
  OPTION PLAN...............................................   49
  Description of 1998 Plan..................................   49
  Summary of Certain U.S. Federal Income Tax Consequences...   50

PROPOSAL NO. 6--RATIFICATION OF INDEPENDENT AUDITORS........   51

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
  AND FINANCIAL DISCLOSURE..................................   51

COMPENSATION OF EXECUTIVE OFFICERS..........................   52
  Executive Compensation....................................   52
  Summary Compensation Table................................   52
  Option Grants in 1999.....................................   52
  Option Exercises in 1999 and Fiscal Year-End Option
    Values..................................................   52
  Aggregate Fiscal Year-End Option Values...................   53
  Employment Agreements.....................................   53
  1998 Stock Option Plan....................................   54

REPORT OF THE BOARD OF DIRECTORS ON EXECUTIVE
  COMPENSATION..............................................   54

PERFORMANCE GRAPH...........................................   55

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT
  OF 1934...................................................   56

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   56

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   58

STOCKHOLDER PROPOSALS AT THE NEXT ANNUAL MEETING OF
  STOCKHOLDERS..............................................   59

EXPERTS.....................................................   59

OTHER MATTERS...............................................   59

WHERE YOU CAN FIND MORE INFORMATION.........................   59

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................   60

APPENDIX A--SHARE EXCHANGE AGREEMENT........................  A-1
APPENDIX B--SUPPLEMENT TO SHARE EXCHANGE AGREEMENT..........  B-1
APPENDIX C--FAIRNESS OPINION................................  C-1
APPENDIX D--AUDITED ANNUAL FINANCIAL STATEMENTS OF PNC......  D-1
APPENDIX E--UNAUDITED INTERIM FINANCIAL STATEMENTS OF PNC...  E-1
APPENDIX F--PROPOSED AMENDMENT TO CERTIFICATE OF
  INCORPORATION TO CHANGE NAME TO "PACIFICNET.COM, INC."....  F-1
APPENDIX G--PROPOSED AMENDMENT TO CERTIFICATE OF
  INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK.........  G-1
APPENDIX H--FORM 10-KSB FOR YEAR ENDED DECEMBER 31, 1999....  H-1
APPENDIX I--FORM 10-Q FOR THREE MONTHS ENDED MARCH 31,
  2000......................................................  I-1

                      CREATIVE MASTER INTERNATIONAL, INC.
                      CASEY INDUSTRIAL BUILDING, 8TH FLOOR
                          18 BEDFORD ROAD, TAIKOKTSUI
                               KOWLOON, HONG KONG

                                PROXY STATEMENT
                         ANNUAL MEETING OF STOCKHOLDERS
                                 JUNE 21, 2000

GENERAL

    The enclosed proxy is solicited by the Board of Directors of Creative Master International, Inc., a Delaware corporation ("CMI"), for use at our Annual Meeting of Stockholders (the "Annual Meeting") to be held at Conference Room D, 6/F, Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong, at 10:00 A.M., local time, on June 21, 2000, and at any adjournment or postponement thereof. This Proxy Statement and the accompanying proxy card are first being mailed to the stockholders of CMI on or about June 5, 2000.

    We will pay for the cost of this solicitation, including the cost of preparing and mailing the Notice of Annual Meeting, this Proxy Statement and the enclosed proxy. We expect to reimburse brokerage houses, fiduciaries, nominees and others for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names. Our directors, officers and employees may solicit proxies by telephone or in person without additional compensation.

OUTSTANDING SECURITIES AND VOTING RIGHTS

    Only holders of record of our Common Stock at the close of business on May 30, 2000 will be entitled to notice of and to vote at the Annual Meeting. On that date, we had 4,999,322 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote at the Annual Meeting with respect to each matter to be voted on. Holders of Common Stock are not entitled to cumulate votes in the election of directors. Under applicable law and our Certificate of Incorporation and bylaws, if a quorum is present at the Annual Meeting: (i) for matter 2, the four nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present in person or represented by proxy will be elected directors,
(ii) matters 1, 5 and 6 listed in the accompanying Notice of Annual Meeting of Stockholders will be approved if a majority of the votes cast on the matter are cast in favor of such matter, and (iii) matters 3 and 4 listed in the accompanying Notice of Annual Meeting of Stockholders will be approved if a majority of the shares entitled to vote are cast in favor of such matter.

    The presence at the Annual Meeting, either in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the record date is necessary to constitute a quorum for the transaction of business. Abstentions will be counted for purposes of determining the presence of a quorum and will have the same effect as negative votes. Broker non-votes also will count towards establishing a quorum. Broker non-votes will not affect the outcome of matters 1, 5 and 6, but will have the same effect as a negative vote for matters 3 and 4. Neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to the election of directors.

PROXY VOTING

    Shares for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions noted thereon, or in the absence of directions to the contrary, will be voted "FOR" the following:

    (1) To approve the issuance of shares of Common Stock to the owners of PacificNet.com LLC ("PNC"), in accordance with the Share Exchange Agreement, dated as of February 17, 2000, among CMI, PNC and the owners of PNC (the "Share Exchange Agreement"), and the Supplement to Share Exchange Agreement, dated as of April 29, 2000, among CMI, PNC and the owners of PNC (the "Supplement"), pursuant to which CMI will acquire sole ownership of PNC in exchange for the issuance of 21,500,000 shares of Common Stock to the owners of PNC (the "PNC Acquisition").

    (2) To elect four directors to serve until our next Annual Meeting of stockholders and until their successors are duly elected and qualified.

    (3) To approve an amendment to our Certificate of Incorporation to change our name to "PacificNet.com, Inc." upon consummation of the PNC Acquisition.

    (4) To approve an amendment to our Certificate of Incorporation to increase the number of shares of Common Stock we are authorized to issue from 25,000,000 to 125,000,000.

    (5) To approve an amendment to our 1998 Stock Option Plan to increase the number of shares of Common Stock we can issue upon the exercise of options granted under the plan from 650,000 to 5,000,000.

    (6) To ratify the appointment by the Board of Directors of Arthur Andersen & Co. as our independent auditors for the fiscal year ending December 31, 2000.

    We do not expect that any matter other than those referred to in this Proxy Statement will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their discretion with respect to such matters.

    This Proxy Statement includes information pertaining to director-designees of PNC required by Section 14(f) and Rule 14f-1 under the Securities Exchange Act of 1934. In this regard, see the discussion under "Appointment of Directors and Officers Following the PNC Acquisition" in Proposal No. 1. This Proxy Statement also serves as the notice to stockholders required by Rule 14f-1.

REVOCATION

    If you give us a proxy, you may revoke it at any time before we use it by either delivering to the Secretary a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the Annual Meeting and voting in person (attendance at the Annual Meeting without voting, by itself, will not serve to revoke a proxy). If, however, your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

RISK FACTORS

    Please see pages 28 through 36 for a discussion of some of the risks associated with the business of PNC and the PNC Acquisition, as well as the discussion under "Proposal No. 1--Approval of Issuance of Shares in PNC Acquisition."

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT OR DETERMINED IF THIS PROXY STATEMENT IS ACCURATE OR INADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 PROPOSAL NO. 1
               APPROVAL OF ISSUANCE OF SHARES IN PNC ACQUISITION

INTRODUCTION

    This section of the Proxy Statement describes, among other things, the material aspects of the PNC Acquisition, the Share Exchange Agreement and the Supplement. The following description should be read in conjunction with the Share Exchange Agreement and the Supplement, which are attached as Appendices A and B to this Proxy Statement. You should read the Share Exchange Agreement and the Supplement carefully.

SUMMARY OF PRINCIPAL TERMS

    Upon the completion of the PNC Acquisition (the "Closing"):

    - the owners of PNC (the "PNC Members") will surrender and assign to CMI all membership interests in PNC ("Membership Interests") issued and outstanding immediately prior to the Closing; and

    - CMI will issue to the PNC Members, pro rata in accordance with their relative ownership of Membership Interests, an aggregate of 21,500,000 shares of Common Stock.

As a result of this exchange, PNC will become a wholly-owned subsidiary of CMI and the PNC Members will become the principal stockholders of CMI and own in excess of 80% of the Common Stock to be outstanding immediately following the Closing.

    Following the Closing, CMI's primary business focus will be PNC's business-to-business electronic commerce services and solutions. CMI's current business of manufacturing collectible-quality, die-cast replicas of cars, trucks, buses and other items will continue for an indefinite period following the Closing. PNC has indicated its interest in disposing of CMI's current business following completion of the PNC Acquisition. In light of this, a management group led by CMI's Chief Executive Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the current business. However, neither CMI nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, nor is any such disposition a condition to the PNC Acquisition.

    In addition to certain other conditions, it is a condition to the obligation of the PNC Members to consummate the PNC Acquisition that, prior to the Closing, CMI's Certificate of Incorporation be amended to increase the number of authorized shares of Common Stock from 25,000,000 to 125,000,000. This item is included elsewhere in this Proxy Statement, under "Proposal No. 4--Approval of Amendment to the Certificate of Incorporation to Increase the Authorized Common Stock."

BACKGROUND OF THE PNC ACQUISITION

    CMI completed an offering of 1,250,000 shares of Common Stock to the public at $5.00 per share in December 1998, and the Common Stock was listed for trading at that time on the Nasdaq National Market System. During the ensuing six months, despite CMI's efforts, CMI was unable to attract any significant institutional interest in its Common Stock nor any sell-side analyst coverage, other than Roth Capital Partners (formerly, Cruttenden Roth) ("RCP"), the firm that managed the public offering. The volume of shares traded and the price were both lower than what CMI's senior management, the Board and Acma Ltd. ("Acma"), CMI's principal stockholder, had anticipated.

    In a June 1999 meeting of the Board of Directors in Hong Kong, this subject was discussed in detail and management was requested to place added emphasis, through Financial Relations Board ("FRB"), its investor relations adviser, in expanding research coverage, the number of market makers in the Common Stock and overall company visibility in the U.S. public equity markets. The objective was to create a more active and liquid market for the Common Stock. It was believed that CMI's pending acquisition of Sinar, a designer and marketer of computer and video game peripherals, might stimulate some interest from the investment community.

    At a CMI Board meeting in Los Angeles in July 1999, management reported that it had not achieved any measurable success in attracting analyst or investor attention, despite continued efforts. The investment community in the United States was becoming increasingly focused on technology companies and seemed unconcerned with CMI's business and prospects. Micro-cap manufacturing companies, particularly those with Asian operations, were not in favor. The price of the Common Stock had not appreciated meaningfully since the public offering and the average daily trading volume remained anemic. Given this scenario, the Board discussed a number of strategies designed to enhance long-term stockholder value, including a strategic merger, a stock repurchase by CMI or a shift to an Asian market for the trading of the Common Stock, and management was asked to further analyze and evaluate these possible strategies.

    Shortly thereafter, Mr. Carl Tong, CMI's Chief Executive Officer, and
Mr. K. S. Chou, Finance Director of Acma and a director of CMI, began exploring the possibility of listing the stock of CMI's wholly-owned subsidiary, Creative Master Limited ("CML"), on an Asian stock exchange (e.g., Singapore or Hong
Kong) and selling shares in the subsidiary in order to raise cash to buy-back the Common Stock of CMI in the U.S., convert the Common Stock into CML shares or otherwise move the listing of the Common Stock from the Nasdaq. For confidentiality purposes, this plan was referred to by CMI senior management and Board members as "Project Creation." Discussions were held with attorneys in the U.S. and Hong Kong to review the feasibility of Project Creation, and a preliminary proposal on the listing of CML in Singapore was received in September 1999 from an investment banking firm based in Singapore.

    At a CMI Board meeting held on October 5, 1999, Messrs. Carl Tong and Chou reported on the potential merits and the progress of the plan to list and sell shares of CML in Asia. The Board authorized management to continue to explore this plan, with the directive that the principal objective of the plan be to enhance the long-term value of the public stockholders' investment in CMI, which was trading around $4.00 per share at this time, 20% below the public offering price.

    During the next 90 days, Messrs. Carl Tong and Chou continued discussions with investment bankers and attorneys concerning Project Creation. However, it became increasingly apparent that Project Creation, while still considered a viable way to increase stockholder value and raise capital for CMI, would be complex and time consuming. In addition, CMI's reported third quarter earnings were below expectations and, by December, it was expected that fourth quarter earnings would also be below revised expectations. This contributed to a further decline in CMI's stock price during this time.

    During the fourth quarter of 1999, Mr. Carl Tong began to explore the possibility of converting CMI into a technology company, since this sector was enjoying high visibility and high valuations in the public equity markets. Either directly or through intermediaries, he began contacting certain private Internet start-up firms with an Asian presence about the possibility of a reverse merger with CMI, whereby an Internet-based business would have a publicly-traded vehicle in the United States and a group led by Mr. Tong would purchase the current business of CMI. Only one of these conversations progressed to a discussion of specific terms. In that particular case, both Mr. Carl Tong and Mr. Chou believed that the valuation suggested by the Internet company in question did not leave enough value for CMI's stockholders and those discussions ended in December 1999.

    In early January 2000, Mr. Carl Tong became aware of PNC and its business strategy through a consultant that had provided services for both CMI and PNC. A meeting was arranged in Hong Kong during the final week of January 2000, where Mr. Carl Tong met Mr. Tony Tong (no relation), President and Co-Chief Executive Officer of PNC. The two men discussed a number of business issues, including a possible reverse takeover of CMI through a stock-for-stock acquisition of PNC by CMI, but no specific terms were mentioned.

    Following this meeting of the chief executives, the parties provided each other certain requested information, and a meeting was arranged in Singapore on February 2, 2000 to further discuss a possible transaction between the companies. Attending that meeting were Mr. Oei Hong Leong, Chairman of the Board of Governors of PNC and Chairman of China Strategic Holdings Limited ("CSH"), PNC's principal owner, Dr. Choo Yeow Ming, an advisor to CSH, Mr. S. P. Quek, Chairman of Acma, CMI's principal stockholder, Mr. K. S. Chou and Mr. Carl Tong. At this meeting, specific terms and conditions of a reverse merger transaction were negotiated and it was initially agreed that the PNC Members would receive 18 million shares of Common Stock of CMI in exchange for all their Membership Interests in PNC.

    On February 3, 2000, in a telephone conversation, Messrs. Carl Tong and Chou informed CMI's independent directors, Messrs. Gordon and Trier, about the discussions and negotiations concerning PNC. Mr. Chou followed up on that same day with a memorandum to Messrs. Gordon and Trier outlining matters discussed during the call, including key terms of the transaction with PNC. Mr. Chou also noted in his memorandum the desire by certain management stockholders and Acma to purchase the current manufacturing business of CMI subsequent to completion of the acquisition of PNC. The conclusion reached by these directors, as summarized in Mr. Chou's memorandum, was to authorize Mr. Carl Tong to investigate the feasibility of the transaction with lawyers and investment bankers in the U.S. and to meet further with principals from PNC to negotiate the transaction, but take no action binding on CMI without the consent of the full Board.

    On February 12, 2000, a meeting was held in Los Angeles to (a) introduce the senior management team of PNC to Mr. Carl Tong and provide him with additional information about PNC's business strategy and (b) negotiate a share exchange agreement among CMI, PNC and the PNC Members. Attending that meeting were Mr. Tony Tong and several other members of the senior management team of PNC, Mr. Oei and Dr. Choo, representing PNC and its Members. Mr. Carl Tong attended on behalf of CMI. The specific terms and conditions of the Share Exchange Agreement were negotiated by the parties during the meeting. The PNC representatives expressed their belief that the number of shares to be received by PNC Members should be increased from 18 to 21 million, and Mr. Carl Tong agreed to consider this request and discuss it with Acma representatives and his fellow Board members. Subsequent to this meeting, Mr. Carl Tong confirmed to the PNC representatives that the 21 million shares would be acceptable.

    On February 17, 2000, the CMI Board met by conference call to review the Share Exchange Agreement and a draft press release announcing the proposed transaction. Copies of these documents had been previously circulated to the CMI directors. Mr. Carl Tong explained why he believed that this transaction was in the best interests of all CMI stockholders. Mr. Carl Tong noted that the Share Exchange Agreement had been signed by PNC and the PNC Members and that he had signed the Share Exchange Agreement on behalf of CMI that morning, but the transaction was subject to approval by the Board of Directors of CMI and could be withdrawn if the Board so desired. After full discussion, the Board agreed that the proposed transaction with PNC had considerable merit, subject to CMI's due diligence review.

    Legal counsel to CMI, participating on the call, advised that a supplemental agreement be negotiated and entered into among the parties in order to
(a) clarify certain of the terms and conditions not fully defined in the Share Exchange Agreement and (b) add additional terms and conditions that were not covered in the Share Exchange Agreement, but which are customary in this type of transaction. The Board agreed and these matters were disclosed in the public announcement that was released on that same day in the U.S.

    During the CMI Board meeting on February 17, 2000, legal counsel also noted that management directors and Mr. Chou, representing Acma, might be perceived to have a conflict-of-interests due to their expressed interest in purchasing the current business of CMI assuming the transaction with PNC were to be consummated. Legal counsel therefore suggested, and the Board concurred with, the formation of a Special Committee of the Board of Directors of CMI (the "Special Committee") consisting of Messrs. Gordon and Trier. The Special Committee was authorized by the Board to conduct due diligence with respect to the merits of the transaction and to engage professional advisors to assist with the due diligence.

    At the February 17, 2000 Board meeting, Mr. Chou expressed his intention to resign as a director of CMI for reasons unrelated to the proposed acquisition of PNC. The Board accepted Mr. Chou's resignation on February 17, 2000.

    During the following three weeks, the Special Committee (a) engaged independent counsel, (b) met with legal counsel to PNC and CMI to better understand the need for and proposed content of a supplement to the Share Exchange Agreement (the "Supplement"), (c) met with independent auditors engaged by PNC to examine and report on its financial statements as of and for the period from inception to December 31, 1999, in order to understand the scope of the audit, intended audit procedures and any anticipated accounting or financial reporting issues or problems, (d) met with senior management of PNC to review PNC's business strategy, marketing and sales plan and financial projections, and
(e) interviewed several firms to perform a detailed review of the transaction and advise the Board as to its fairness to CMI stockholders from a financial viewpoint.

    In a CMI Board meeting held on March 8, 2000, also attended by counsel for CMI and counsel for the Special Committee, the Board adopted a resolution formally defining the responsibilities, authority and compensation of the Special Committee. Messrs. Gordon and Trier reported on the Special Committee's activities as noted above. In addition, the Special Committee's recommended, and the Board unanimously agreed, that RCP be retained to advise CMI and the Special Committee as to the fairness of the transaction. It was noted that RCP had previously performed investment banking services for CMI, currently provides the only research coverage of CMI and owns warrants to purchase 125,000 shares of CMI Common Stock at $8.25 per share. The Special Committee expressed its opinion that RCP's knowledge of CMI and its business were an asset and, based on interviews with RCP professionals to be assigned to the engagement, the Special Committee concluded that RCP could perform the fairness review and issue an opinion in a competent, professional and unbiased manner. Finally, during that meeting, the CMI Board unanimously approved the Share Exchange Agreement, subject to the preparation of the Supplement, which the Special Committee was authorized to negotiate on CMI's behalf. The Supplement was to be in a form and content satisfactory to the Special Committee and to the Board as a whole, and was deemed necessary to clarify certain conditions to the consummation of the Share Exchange Agreement (including approval of CMI's stockholders and receipt of a favorable fairness opinion) and set forth certain additional customary terms and conditions of the proposed acquisition of PNC.

    On March 23, 2000, the CMI Board, with legal counsel present, met by conference call to review, among other things, the progress of the Supplement, timing of the proposed acquisition of PNC and the terms of the engagement of RCP as fairness advisor. On April 12, 2000, the Board met again and approved the Supplement, which had been negotiated on behalf of CMI by legal counsel and the Special Committee, subject to the receipt of certain supporting schedules to be provided by PNC. The principal change effected by the Supplement was to increase the number of share of CMI Common Stock to be issued to the owners of PNC from 21,000,000 to 21,500,000, or in excess of 80% of the Common Stock of CMI expected to be outstanding as of completion of the acquisition. In addition, it was agreed that the CMI shares to be issued in the PNC Acquisition would not be registered under the Securities Act of 1933.

    On April 26, 2000, the Special Committee members met in the offices of RCP in Newport Beach, California, to review the methodology used and the findings and conclusions reached by RCP during the work they performed to reach an opinion as to the fairness of the proposed acquisition to the stockholders of CMI from a financial point of view. The other directors of CMI joined the meeting by conference call, as did counsel for CMI and for the Special Committee. Refer to the section below entitled "Opinion of RCP, Fairness Advisor to CMI" and to Appendix C, which contains the full text of RCP's opinion letter. In addition, the Special Committee reported during the meeting that all schedules to the Supplement and other information requested from PNC had been received in satisfactory form. Therefore, the Board authorized Mr. Carl Tong to sign the Supplement. The Supplement was subsequently signed by CMI, PNC and each of the PNC Members as of April 29, 2000.

REASONS FOR THE PNC ACQUISITION

    As mentioned above, after substantial analysis, the Board of Directors of CMI reached the conclusion during the latter half of 1999 that the U.S. public equity markets were not the optimum listing location to raise future capital and achieve the maximum long-term value for CMI's stockholders. CMI, as an Asian-based, micro-cap Nasdaq company, has been unable to attract sufficient investor interest to achieve adequate liquidity in the trading volume of its stock. As a result, orders to purchase or sell CMI stock tend to result in substantial swings in the trading price. This makes CMI a less attractive investment for institutional and larger retail investors, thereby exacerbating the problem. The Board believes that this situation will continue, since Nasdaq market makers and micro-cap investors, for the most part, seem likely to continue to focus the vast majority of their attention and capital on the technology sector, particularly Internet-based companies. Further, investors are likely to take a negative, short-term view of CMI as an investment due to its recent decline in profitability.

    Over the long term, if CMI were to remain a die-cast manufacturing company listed on the Nasdaq, the Board believes that CMI's access to capital at a reasonable cost would be limited. In addition, CMI would continue to incur costs associated with maintaining such a listing which are disproportionate to the value received, given the fixed, recurring regulatory requirements in the U.S. as compared to CMI's relatively low market valuation. By aquiring an Internet-based company with a focus on trans-Pacific electronic commerce, the Board believes that stockholders may achieve higher long-term value for their investment in CMI Common Stock.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE ISSUANCE OF
                 SHARES OF COMMON STOCK IN THE PNC ACQUISITION

OPINION OF RCP, FAIRNESS ADVISOR TO CMI

    On April 26, 2000, RCP met with the Special Committee of the Board of Directors of CMI and then with the full Board, and delivered its opinion, subsequently confirmed in writing, that, as of such date, the transaction as documented in the Share Exchange Agreement and the Supplement was fair from a financial point of view to the holders of CMI Common Stock.

    The full text of the written opinion of RCP, dated April 26, 2000, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix C and is incorporated herein by reference. CMI stockholders are urged to, and should, read such opinion in its entirety. RCP's opinion is directed to the Board and addresses only the fairness of the PNC Acquisition pursuant to the Share Exchange Agreement and the Supplement from a financial point of view to the CMI stockholders as of the date of the opinion. It does not address any other aspect of the PNC Acquisition and does not constitute a recommendation to any CMI stockholder as to how to vote at the Annual Meeting.

    In connection with its opinion, RCP reviewed, among other things:

        (1) the Share Exchange Agreement and the Supplement;

        (2) the registration statement of CMI on Form SB-2 dated December 23, 1998, related to the public offering of CMI Common Stock, including the prospectus therein;

        (3) annual reports to stockholders and annual reports on Form 10-KSB of CMI for the two years ended December 31, 1999;

        (4) certain other communications from CMI and PNC to their respective stockholders and owners;

        (5) certain internal financial analyses and forecasts for CMI and PNC prepared by their respective managements; and

        (6) certain estimates of pro forma financial performance of CMI and PNC prepared by their respective managements.

    RCP also held discussions with members of the senior management of CMI and PNC regarding the strategic rationale for, and the potential benefits of, the contemplated transaction and the past and current business operations, financial condition and future prospects of their respective companies. RCP reviewed the reported price and trading activity for CMI Common Stock, compared certain financial information for CMI and PNC with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Internet industry, specifically, and in other industries, generally, and performed such other studies and analyses as RCP considered appropriate.

    RCP relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and has assumed such accuracy and completeness for purposes of rendering its opinion. RCP did not make an independent evaluation or appraisal of the assets and liabilities of CMI or PNC, and RCP was not furnished with any such evaluation or appraisal. RCP was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination involving, CMI.

    The following is a summary of certain of the financial analyses used by RCP in connection with providing its opinion to CMI's Board of Directors.

    COMPARISON OF SELECTED COMPANIES

    RCP compared certain financial information of CMI with publicly available information of a group of collectible-quality manufacturers and marketers, including:

       - Zindart Limited; and

       - Action Performance Companies, Inc.

    RCP determined the market capitalization for each of the foregoing companies based upon the closing price per share as of April 19, 2000, using publicly available information. RCP then arrived at a range of comparable company multiples for CMI by (1) dividing such market capitalizations by projected earnings and cash flow, and (2) dividing such market capitalization, plus net debt, by earnings before interest, taxes, depreciation and amortization, in each case, for each of the foregoing companies for the year 2000 based upon publicly available research analysts' estimates.

    RCP compared certain financial information of PNC with publicly available information of a group of Internet companies engaged in facilitating business-to-business e-commerce, including:

       - Ariba, Inc.

       - Checkfree Holdings Corporation

       - Commerce One, Inc.

       - Freemarkets, Inc.

       - Proxicom, Inc.

       - PurchasePro.com

       - Silknet Software, Inc.

       - Ventro Corporation

       - VerticalNet, Inc.

    RCP also compared certain financial information of PNC with publicly available information of a group of Internet consulting companies, including:

       - Agency.com Limited

       - IXL Enterprises, Inc.

       - MarchFirst, Inc.

       - Razorfish, Inc.

       - Scient Corporation

    RCP determined the market capitalization for each of the foregoing companies based upon the closing price per share as of April 19, 2000, using publicly available information. RCP then arrived at a range of comparable company multiples for PNC by dividing such market capitalizations by projected sales, in each case, for each of the foregoing companies for the year 2000 and year 2001 based upon publicly available research analysts' estimates.

    RCP also performed a discounted cash flow analysis to provide insight into the value of CMI and PNC based on projected earnings and capital requirements and cash flows generated by those companies. RCP performed this analysis using a discount rate reflecting a weighted average cost of capital of 34.7% and 43.0% and perpetual growth rates of 4.0% and 15.0% for CMI and PNC, respectively.

    RCP did not consider comparable transactions, since there is no publicly available information regarding any recent transactions similar to the PNC Acquisition.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, may create an incomplete view of the processes underlying RCP's opinion. In arriving at its fairness determination, RCP considered the results of all such analyses. No company used in the above analyses as a comparison is directly comparable to PNC or CMI. The analyses were prepared solely for purposes of RCP providing its opinion to the CMI Board as to the fairness to CMI's stockholders from a financial point of view of the transaction pursuant to the Share Exchange Agreement and the Supplement, and they do not purport to be appraisals or necessarily reflect the prices at which the business or securities actually may be sold.

    Analyses based upon forecasts of future results, which are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, RCP's opinion to CMI's Board was one of several factors taken into consideration by CMI's Board in making its determination to approve and adopt the Share Exchange Agreement and the Supplement thereto.

    The foregoing summary describes material financial analyses used by RCP in connection with providing its opinion to CMI's Board on April 26, 2000, but does not purport to be a complete description of the analysis performed by RCP and is qualified by reference to the written opinion of RCP set forth in Appendix C hereto.

    RCP, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. RCP is familiar with CMI, having provided certain investment banking services to CMI from time to time, including having acted as managing underwriter of the public offering of CMI Common Stock in December 1998. RCP holds warrants to purchase 125,000 shares of CMI Common Stock at an exercise price of $8.25 per share which it received as part of its underwriting compensation.

    Pursuant to a letter agreement dated March 21, 2000, CMI engaged RCP to act as its financial advisor in connection with the PNC Acquisition. Pursuant to the terms of this engagement letter, RCP's fee will total $175,000. Of such fee, $75,000 was paid upon delivery of RCP's fairness opinion and $100,000 is payable upon the issuance of an updated fairness opinion as of the closing of the PNC Acquisition. CMI has also agreed to reimburse RCP for its reasonable out-of-pocket expenses, including attorney's fees and disbursements, and to indemnify RCP against certain liabilities, including certain liabilities under the federal securities laws.

TERMS OF THE SHARE EXCHANGE AGREEMENT AND SUPPLEMENT

    It is anticipated that the PNC Acquisition will be completed as soon as practicable following the Annual Meeting, assuming all the conditions set forth in the Share Exchange Agreement and the Supplement have been satisfied or waived.

    SHARE EXCHANGE

    Upon the Closing, the PNC Members will surrender and assign to CMI all of the Membership Interests issued and outstanding immediately prior to the Closing, and CMI will issue to the PNC Members, pro rata in accordance with their relative ownership of Membership Interests, an aggregate of 21,500,000 shares of Common Stock. If, as a result of the foregoing, any of the PNC Members would receive a fractional share of Common Stock, such fractional share will be rounded up to the nearest whole share of Common Stock. As a result of this exchange, PNC will become a wholly-owned subsidiary of CMI and the PNC Members will become the principal stockholders of CMI, holding in excess of 80% of the Common Stock expected to be outstanding immediately following the Closing.

    EXCHANGE PROCEDURES

    At the Closing, CMI will deliver to the PNC Members certificates representing the Common Shares to which they are entitled, as provided above, against the PNC Members' delivery to CMI of all of the issued and outstanding Membership Interests, free and clear of all liens, claims and encumbrances.

    REPRESENTATIONS AND WARRANTIES

    The Share Exchange Agreement and the Supplement contain various representations and warranties of CMI, PNC and the PNC Members relating, among other things, to the following:

       - due organization, existence, good standing and similar corporate matters;

       - capital and organizational structure;

       - power and authority to enter into the Share Exchange Agreement and the Supplement and related matters;

       - financial statements;

       - absence of material changes or events since September 30, 1999 (by CMI) and December 31, 1999 (by PNC and PNC Members);

       - title to assets;

       - pending or threatened litigation;

       - intellectual property (by PNC Members);

       - documents and reports filed with the SEC and the accuracy and completeness of the information contained therein (by CMI);

       - material contracts;

       - consents and approvals required by law in connection with the PNC Acquisition;

       - the absence of conflicts, violations and defaults under CMI's Certificate of Incorporation and PNC's articles of organization, respectively, CMI's bylaws and PNC's operating agreement, respectively, and other agreements and documents; and

       - no brokers representing either party.

    The Supplement also contains representations and warranties of each PNC Member other than APP relating to, among other things, the ownership of PNC Membership Interests, that the shares of Common Stock to be issued at the Closing are being acquired solely for investment purposes and not with a view to their distribution, the transfer restrictions to which such shares of Common Stock will be subject under Federal securities laws, and the waiver of any preemptive right, right of first refusal and similar rights.

    All of the representations and warranties will survive the Closing for a period of two years.

    CONDUCT OF BUSINESS PENDING THE PNC ACQUISITION

    CMI, PNC and the PNC Members have agreed that, pending the PNC Acquisition, CMI and PNC will conduct their businesses in the ordinary course and in such a manner so that the representations and warranties in the Share Exchange Agreement and the Supplement will continue to be true and correct as of the Closing as if made at and as of the Closing.

    PNC has agreed that, prior to Closing, it will not sell or issue any Membership Interests or other ownership interest in PNC or any option, warrant or other right to purchase or acquire any Membership Interests or other ownership interest in PNC, or any securities convertible into or exchangeable for Membership Interests, unless (a) PNC provides at least three days prior written notice to CMI and (b) the recipient of such Membership Interests or other ownership interest in PNC or any option, warrant or other right, enters into an appropriate amendment or supplement to the Share Exchange Agreement and the Supplement by which it (i) agrees to be a party to the Share Exchange Agreement and the Supplement, (ii) makes the same representations and warranties to CMI as are made by the PNC Members under the Share Exchange Agreement and the Supplement, and (iii) agrees to sell and assign to CMI at the Closing, in exchange for its pro rata share of the consideration to be paid to the PNC Members, any and all Membership Interests it may own or have the right to acquire. The notice requirement set forth above does not apply to the issuance of any Membership Interests pursuant to any currently outstanding option or other commitment enumerated on Schedule 3.1(b) to the Supplement.

    PNC currently has options outstanding to several parties under which such parties may acquire an aggregate of 2,000,000 Membership Interests in exchange for a total cash consideration of $5,000,000.

On April 29, 2000, APP China purchased 1,000,000 Membership Interests for total consideration of $5,000,000 ($2,500,000 in cash and certain securities valued by the parties at $2,500,000). Prior to the Closing, it is required that the holders of such options exercise in full (or forfeit such rights), which would entitle these persons to receive approximately 3,500,000 of the 21,500,000 shares of CMI Common Stock to be issued at the Closing. For further information concerning these options and subscription rights, see the notes to the financial statements of PNC as of December 31, 1999, contained in Appendix D attached hereto, and the "Unaudited Pro Forma Condensed Combined Financial Statements" below.

    CONDITIONS PRECEDENT TO THE PNC ACQUISITION

    The obligations of CMI and the PNC Members under the Share Exchange Agreement and the Supplement are subject to the satisfaction of various conditions on or before the Closing. Each of the parties may waive the nonfulfilment of conditions to its own obligations. These conditions include:

       - accuracy of representations and warranties on and as of the Closing;

       - performance in all material respects of the Share Exchange Agreement and the Supplement by the other parties;

       - the Share Exchange Agreement, the Supplement and the PNC Acquisition having been duly approved by the requisite vote of CMI stockholders in accordance with applicable law and the Certificate of Incorporation and bylaws of CMI;

       - the shares of CMI Common Stock to be issued to the PNC Members having been authorized for listing on the Nasdaq National Market upon official notice of issuance (see "Risks Related to the PNC Acquisition--Our Common Stock could be relegated to the Nasdaq SmallCap Market" for a discussion of risks relating to this condition);

       - all authorizations, consents, orders, declarations or approvals of, or filings with, any governmental entity, which the failure to obtain, make or occur would have the effect of making the PNC Acquisition or any of the transactions contemplated hereby illegal or would have a material adverse effect on either of CMI or PNC (assuming the PNC Acquisition had taken place), having been obtained or made;

       - no suit, action or proceeding by a governmental entity or any other person as a result of the Share Exchange Agreement or the Supplement or any of the transactions contemplated therein which would have a material adverse effect on either CMI or PNC (assuming that the PNC Acquisition shall have occurred) or which seeks to prevent or restrict the consummation of the PNC Acquisition or seeks monetary damages in connection therewith; and

       - no court or other governmental entity having jurisdiction over CMI or PNC, or any of their respective subsidiaries, having enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Share Exchange Agreement, the Supplement, the PNC Acquisition or any of the transactions contemplated thereby illegal.

    The obligation of CMI under the Share Exchange Agreement and the Supplement are subject to additional conditions at or prior to the date of Closing. CMI may waive the nonfulfilment of these conditions. These conditions include:

       - any and all securities convertible into or exchangeable for PNC Membership Interests, and any and all other contracts, rights, options, warrants and other rights to purchase or otherwise acquire any PNC Membership Interests or securities convertible into or exchangeable therefor having been exercised in full or terminated without any liability on the part of PNC;

       - counsel for PNC having delivered to CMI its opinion, in form and content satisfactory to CMI, to the effects set forth in Exhibit 2 to the Supplement, and CMI having received such opinions of counsel to the PNC Members as it may reasonably request with respect to the due authorization, execution and delivery of the Share Exchange Agreement and the Supplement and the enforceability thereof against the PNC Members;

       - the CMI Board of Directors having received, as of the Closing, the advice and written opinion, in form and content satisfactory to it, of RCP, its fairness adviser, to the effect that the PNC Acquisition is fair to the CMI stockholders from a financial point of view; and

       - all outstanding indebtedness of the PNC Members to PNC having been repaid in full.

    The obligation of the PNC Members under the Share Exchange Agreement and the Supplement are subject to additional conditions at or prior to the date of Closing. The PNC Members may waive the nonfulfilment of these conditions. These conditions include:

       - CMI's Certificate of Incorporation having been amended to adopt the changes to CMI's capital structure described above under "Summary of Principal Terms";

       - counsel to CMI having delivered to the PNC Members its opinion, in form and content satisfactory to PNC, to the effects set forth in Exhibit 1 to the Supplement; and

       - all but one of the directors of CMI having submitted their resignations to CMI to be held in escrow and to become effective at the Closing as discussed below under "Appointment of Directors and Officers Following the PNC Acquisition."

    FEES AND EXPENSES

    The Share Exchange Agreement provides that each party shall bear its own direct and indirect expenses incurred in connection with the negotiation and preparation of the Share Exchange Agreement and the consummation and performance of the transactions contemplated therein, including, without limitation, the fees and expenses of all attorneys, brokers, investment bankers, accountants, agents, advisors, finders and other professionals incurred in connection therewith, acting on behalf of such party. The Supplement provides that all expenses incurred by or on behalf of PNC and the PNC Members in connection with the PNC Acquisition and related transactions will be expenses of PNC and PNC will pay the same.

    TERMINATION

    The Share Exchange Agreement provides that, in the event of a material breach or inaccuracy in the representations or other terms of the Share Exchange Agreement, the nonbreaching party may terminate the Share Exchange Agreement by providing written notice of the breach. If the breach is not cured within 10 calendar days, the Share Exchange Agreement will be terminated, with no further obligations of the parties.

    The Supplement provides that the Share Exchange Agreement and the Supplement may be terminated at any time prior to the Closing, whether before or after any approval of the matters presented in connection with the PNC Acquisition by the CMI stockholders:

       - by mutual written consent of CMI, PNC and all the PNC Members; or

       - by CMI on the one hand, or PNC or the PNC Members holding, in aggregate, a majority of the Membership Interests on the other hand, if the PNC Acquisition has not been effected on or prior to the close of business on September 30, 2000; provided, however, that the right to terminate under this provision will not be available to any party whose failure to fulfill any of its obligations contained in the Share Exchange Agreement and the Supplement has been the cause of, or resulted in, the failure of the PNC Acquisition to have occurred on or prior to the aforesaid date.

APPOINTMENT OF DIRECTORS AND OFFICERS FOLLOWING THE PNC ACQUISITION

    The PNC Acquisition is conditioned upon, among other things, CMI receiving resignations from all but one of its present directors at the Closing. As a result, assuming the four director nominees under "Proposal No. 2--Election of Directors" are elected by the stockholders, Messrs. Carl Tong, Kwok and Gordon intend to resign as directors at the Closing, and it is expected that Mr. Trier will continue as a director. If the PNC Acquisition is consummated, it is expected that the Board of Directors will be increased to eight members and that seven new directors designated by PNC will be appointed to the Board as follows:

    - Oei Hong Leong

    - Tony Tong

    - Franky Widjaja

    - Richard Hui

    - David Bussmann

    - David Norman

    - Donald W. Tang

    Following their appointment, the new directors would serve until the 2001 annual meeting of the stockholders of CMI. For biographical information concerning Messrs. Oei, Tony Tong and Hui, refer to "Description of PNC--Executive Management and Governors." Biographical information concerning the other designees follows:

    Franky Widjaja, age 42, has been involved in the pulp and paper, property, chemical, financial services and agriculture business of the Sinar Mas Group since 1982. Currently he is a director and Vice President and Chief Executive Officer of Asia Food & Properties Ltd., a director of Asia Pulp & Paper
Company Ltd., Vice President Commissioner of PT Indah Kiat Pulp & Paper Tbk, President Commissioner of PT Bina Sinar Amity, Vice President of PT Duta Pertiwi and PT Sinar Mas Agro Resources and Technology Corporation, President Director of PT Sinar Mas Tunggal, Director of PT Tjiwi Kimia Tbk and Commissioner of
PT Sinar Mas Multiartha. Mr. Widjaja is a brother of Mr. Oei.

    David Bussmann, age 46, has been the Chief Financial Officer of Asia Commerce LLC, an operating and investment company formed to create a network of leading Internet B2B e-commerce properties in Asia, since October 1999. From
May 1996 to October 1999, Mr. Bussman was a senior investment professional with Prudential Asia Infrastructure Investors Limited in Hong Kong, specializing in mezzanine finance for the Asian infrastructure and telecommunications industries. From April 1995 to March 1996, he was the Chief Financial Officer of Asia Power Group in Hong Kong, a privately-held independent electric power development company. Mr. Bussmann has more than 20 years of finance and investment experience, and has been involved in arranging and structuring equity and debt financing for a wide variety of industries, projects and companies. His previous experience also includes seven years as an investment banker at Salomon Brothers in Tokyo and Hong Kong and five years with Citicorp in Tokyo and New York, in positions that included capital markets, aircraft finance and corporate lending, as well as two years as a foreign exchange and country risk analyst with Bank of America in Tokyo. Mr. Bussmann is also an independent director of China Strategic Holdings Limited (HKSE:235) and China Tire Holdings Limited (NYSE:TIR).

    David Norman, age 44, has been a partner in the Hong Kong office of the international law firm Richards Butler since 1987. Mr. Norman specializes in mergers and acquisitions, equities and the hospitality industry. Mr. Norman is also an independent director of China Tire Holdings Limited (NYSE:TIR).

    Donald W. Tang, age 37, is Senior Managing Director, Head of Chicago Office, and a member of the Board of Directors of Bear, Stearns & Co., Inc. Mr. Tang joined Bear, Stearns in 1992 as Senior Managing Director in Los Angeles. In 1993, he was transferred to Hong Kong to become President and Chief Executive Officer of Bear, Stearns Asia Limited, where he built and managed the firm's four offices in Asia. During this time, he was charged with the responsibility to develop corporate finance, institutional equity, institutional fixed income and derivative business in Asia. Mr. Tang was elected to the Board of Directors of Bear, Stearns in 1997 and transferred to Chicago as Senior Managing Director in March 1999, where he oversees the administration of Bear, Stearns' Chicago businesses. Mr. Tang is also a director of MenSelect.com, Midas Printing and MorningstarAsia.com and an independent director of China Strategic Holdings Limited (HKSE:235).

    The present executive officers of CMI, as set forth below under "Proposal No. 2--Election of Directors--Management and Directors of CMI," are all expected, following the Closing, to resign their offices and positions with CMI and assume similar positions as the executive officers and management of CMI's wholly-owned manufacturing subsidiary, Creative Master Limited. Following the Closing, it is expected that the following executive officers will be appointed by the newly constituted Board of Directors of CMI:

    - Tony Tong, Chief Executive Officer

    - Charles W. Mueller, Chief Financial Officer

    - Sally Lee, Secretary

    For biographical information concerning Messrs. Tony Tong and Mueller and Ms. Lee, refer to "Description of PNC--Executive Management and Governors."

VOTE REQUIRED FOR APPROVAL OF THE PNC ACQUISITION

    Approval of the PNC Acquisition will require the affirmative vote of a majority of the votes cast on the proposal. Senior management of CMI and certain affiliated stockholders who own in the aggregate shares of Common Stock representing approximately 63% of the number of shares entitled to vote at the Annual Meeting have indicated their intention to vote in favor of the PNC Acquisition. As a result, it is expected that the PNC Acquisition will be approved at the Annual Meeting without regard to the votes cast by other stockholders.

ABSENCE OF APPRAISAL RIGHTS

    Stockholders of CMI will have no appraisal or dissenter's rights in connection with the PNC Acquisition.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The PNC Acquisition will have no tax impact on CMI or on CMI's current stockholders.

ACCOUNTING TREATMENT

    For accounting purposes, the PNC Acquisition will be accounted for as a purchase and be treated as a reverse acquisition since the PNC Members will control over 80% of the total shares of Common Stock of CMI expected to be outstanding after the Closing. Therefore, for purposes of the "Unaudited Pro Forma Condensed Combined Financial Statements" appearing elsewhere in this Proxy Statement, the 4,999,322 shares of CMI Common Stock outstanding throughout 1999 are treated as an addition to stockholders' equity as of the assumed effective date of the PNC Acquisition The parties to the PNC Acquisition reached a definitive agreement on April 29, 2000, and the CMI shares will therefore be valued for accounting purposes based on the average closing price of CMI's Common Stock as quoted on the Nasdaq National Market System for the period from April 25, 2000 through May 4, 2000, inclusive, which was $3.84. The assets and liabilities of CMI will be adjusted to their estimated fair values, and the excess of the calculated purchase price of approximately $19.4 million over such estimated fair values will be allocated to goodwill for accounting purposes.

    After the Closing, CMI's primary business focus will be the business-to-business electronic commerce services and solutions of PNC, instead of its current focus on manufacturing die-cast replicas. PNC has indicated its interest in disposing of CMI's current business following completion of the PNC Acquisition, and it is likely that these assets and operations will be classified as a Discontinued Operation for accounting purposes at that time. In light of this, a management group led by CMI's Chief Executive Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the current business. However, neither CMI nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, and such a disposition is not a condition to the acquisition of PNC.

    For further information concerning the accounting treatment of the proposed PNC Acquisition, see the discussion and financial information contained below under "Unaudited Pro Forma Condensed Combined Financial Statements." Also, see "Risks Related to the PNC Acquisition--There is No Assurance That We Will Be Able to Sell the Current Business of CMI Following the PNC Acquisition or, If So, At What Price" and "Risks Related to the PNC Acquisition--The Purchase Method of Accounting Will Have a Negative Effect on Future Reported Earnings."

ANTITRUST MATTERS

    The PNC Acquisition is not subject to the pre-filing requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and does not pose any antitrust concerns.

DESCRIPTION OF CMI

    We are a leading independent manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses and other items. In addition, during 1999, we developed a proprietary line of die-cast marine products, including boats and engines. Die-cast collectibles are distinguishable from die-cast toys by their authentic design, exacting engineering and attention to detail, including abundant use of identifiable brand names, logos and other licensed marks. The die-cast products we manufacture are 1/6th to 1/160th scale and include as many as 450 parts, including numerous moveable parts. They are marketed and distributed by our customers primarily to collectors, hobbyists and enthusiasts at retail prices ranging from $20 to $200 or more. Our customers are primarily U.S. and European marketers and distributors of vehicle replicas and other collectibles, including Danbury Mint (MBI), Paul's Model Art, Mattel, Action Performance, First Gear, Corgi Classics, Road Champs and Hallmark Cards.

    With the acquisition of the Sinar Industrial Limited group of companies ("Sinar") in July 1999, we expanded our range of products to computer and interactive video game peripherals ("CGPs"). Sinar designs and markets a variety of game controllers for various game platforms such as Nintendo, Sony PlayStation & PC. The range of products includes a wide variety of ergonomically designed joysticks, joypads, steering wheels, light guns, cable products and multimedia peripherals. Sinar's products are distributed and sold primarily in the United States, Europe, and Asia. The new products compliment our die-cast collectibles by broadening the product lines of some of our existing customers. These products also appeal to an end customer with similar demographics to our collectors. In the past, Sinar has designed and marketed its products, but outsourced all manufacturing to third-party vendors. Beginning in the first quarter of 2000, some of the CGPs are being manufactured in our Dongguan facilities. We provide our experience in manufacturing and production control to ensure product quality and enhance margins.

    Our mission is to provide the highest level of product quality and customer service among independent manufacturers of die-cast collectibles and computer and video game peripherals. We offer our customers turnkey product development and manufacturing capabilities that are customized to meet their specific needs. Our vertically integrated process affords complete sourcing of raw materials, engineering, assembly, quality control and final packaging of products in commercial quantities. Depending on the customer's needs, we provide a self-contained production area within one of our factories with tooling and other production functions dedicated to manufacturing the customer's products according to its particular design, engineering and quality requirements. This approach permits customers to closely supervise and control all aspects of the production process and to protect the confidentiality of their product design and engineering. Our turnkey process enables our customers to shorten the lead time from conceptual design to product delivery and to minimize production costs while maintaining high quality and reliability.

    All of our manufacturing operations are conducted through Creative Master Limited ("CML"), our wholly-owned Hong Kong subsidiary, and its subsidiaries. CML was co-founded in 1986 by Mr. Carl Tong and Mr. Leo Kwok. Our manufacturing facilities are located in the Dongguan region of Guangdong Province, the People's Republic of China ("PRC"), approximately 60 miles northwest of Hong Kong. The Dongguan facilities contain over 550,000 square feet of manufacturing space plus housing and related facilities for approximately 6,000 workers.

    For a further description of our business, including a discussion of the risks inherent in such business, and detailed financial information, stockholders are urged to read our Annual Report on Form 10-KSB for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2000, which are attached as Appendices H and I and are incorporated herein by reference.

    Our principal executive offices are located at Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

DESCRIPTION OF PNC

    OVERVIEW AND HISTORY

    Founded in July 1999, PNC is engaged in developing, marketing and supporting full-service business-to-business ("B2B") e-commerce solutions for Asian businesses and other companies that are involved or seek to become more involved in trans-Pacific B2B trade.

    PNC's principal focus to date has been on designing the "PacificNet.com Solution" and establishing and entering into strategic relationships with Asian and North American business partners and e-commerce solution providers. PNC's business strategy is to offer Asian businesses complete e-commerce solutions, including front-end services such as Web site design, hosting, product database development and management, and shopping cart applications, and back-end services such as order processing and transaction payment processing. PNC has developed a proprietary e-commerce solution called eMerchant 2000 for small and medium sized Asian businesses. A substantial number of small and medium-sized enterprises ("SME's") have signed on to use eMerchant 2000, and installations are currently in progress, primarily in Hong Kong and the PRC. In addition, PNC has been engaged to develop B2B e-commerce solutions for certain strategic partners and other major Asian companies. PNC's U.S. office is developing specific solutions as well as strategic partnerships to facilitate trans-Pacific B2B trade for its North American customers and partners. These activities are described in detail below.

    PNC was organized under Minnesota law as a limited liability company in July 1999. In November 1999, PNC's Asian operations were organized as a wholly-owned subsidiary based in Hong Kong ("PacificNet.com Limited"). PNC's Asian headquarters and operations are located in Hong Kong. PNC's U.S. headquarters and operations are located in Minneapolis, Minnesota. PNC currently has sales and development offices in Minneapolis, Vancouver, Hong Kong, Shanghai and Kuala Lumpur, Malaysia.

    Two of PNC's principal owners, B2B Limited (a wholly-owned subsidiary of CSH) and Fortune E-Commerce Limited (a wholly-owned subsidiary of Fortune Tele.com Holdings Ltd.--"Fortune Tele.com"), have agreed to actively promote and use PNC's e-commerce solutions and services within their affiliated companies. CSH and Fortune Tele.com are both listed companies in Hong Kong (HKSE:0235 and
GEM: 8040, respectively). These Asian-based companies are all significant in size and scope of operations, and the continued support of PNC by these two companies is an integral part of PNC's business strategy.

    In April 2000, PNC entered into a joint venture agreement with APP China Group Limited ("APP China"), a wholly-owned subsidiary of Asia Pulp & Paper (NYSE:PAP), to create a corporation owned 51% by PNC and 49% by APP China, to be the exclusive provider of e-commerce solutions and services to APP China. In addition, APP China agreed to make an investment in PNC valued at $5 million. Asia Pulp & Paper is a majority-owned subsidiary of the Sinar Mas Group, one of the largest diversified holding companies in Asia with direct and indirect investments in over 300 Asian manufacturers, finance companies and basic industries. The Chairman of PNC, who is also the Chairman of CSH, has a brother and sister who are officers in the Sinar Mas Group.

    In March 2000, PNC entered into a joint venture agreement with Leginet Sdn. Bhd., a majority-owned subsidiary of Ng Tiong Seng Corporation Sdn. Bhd. ("NTSC"), a large holding company with interests in numerous Malaysian businesses. The purpose of the agreement is to create a corporation, PacificNet-NTSC.com, owned 60% by NTSC and 40% by PNC, to provide business-to-business and business-to-consumer e-commerce products and services solutions and services for the Malaysian market.

    In April 2000, PNC acquired North America China Trade Centre Corp. ("NACTC"), a Canadian company based in Vancouver, British Columbia, providing trans-Pacific trade promotion services to over 1,000 Chinese companies, and PNC entered into an agreement with Canadian Metropolitan Properties Corp. to manage the operations of NACTC.

    The transactions and relationships discussed above are described in greater detail below under "Strategic Relationships."

    PNC's offices are located at the following locations:

       - Asian Headquarters and Operations--15th and 29th Floors, Aon Insurance Tower, 3 Lockhart Road, Wanchai, Hong Kong.

       - US Headquarters and Operations--3405 Annapolis Lane North, Minneapolis, Minnesota 55447.

       - PacificNet.com China Limited (joint venture with APP China)--19th Floor Financial Square, 333 Jiujiang Road, Shanghai, PRC 200001.

       - PacificNet-NTSC.com Sdn. Bhd. (joint venture with NTSC)--Lot 10383, Jalan Sungai Jati, 41000 Klang, Selangor Darul Ehsan, Kuala Lumpur, Malaysia.

    THE PACIFICNET.COM SOLUTION

    PNC develops, markets, licenses and supports comprehensive solutions that are designed to allow its customers to engage in business-to-business (primary focus) and business-to-consumer (secondary) Internet commerce. The "PacificNet Solution" is a combined technology and services offering focused on three distinct markets: enterprise customers, SME's and Internet community managers. PNC offers customers a comprehensive and integrated solution for eTailing, eProcurement and eDistribution. A summary of the eMerchant2000 technology platform offerings, functionality and current status follows:

eTAILING
    Storefront                            Completed
    Product Catalogue                     Completed
    Shopping Cart                         Completed
    Auction                               In-Progress
    Forum                                 In-Progress
    Chat Room                             In-Progress
    Guest Book                            In-Progress
    Reports                               Completed
    Shop Administration                   Completed

ePROCUREMENT
    Buying Office                         In-Progress
    Supplier Directory                    In-Progress
    Suppliers' Catalogues                 In-Progress
    Forward Auction                       In-Progress
    Office Administration                 In-Progress

eDISTRIBUTION
    Sales Office                          In-Progress
    Buyer Directory                       In-Progress
    Product Catalogue                     In-Progress
    Reverse Auction                       In-Progress
    Office Administration                 In-Progress

    SERVICES OFFERED THROUGH PNC AND ITS BUSINESS PARTNERS

PAYMENT TRANSACTION PROCESSING
    Online Transaction Processing         In-Progress
    Payment on Delivery                   In-Progress

LOGISTICS SUPPORT SERVICES
    Warehousing                           In-Progress
    Order Processing                      In-Progress
    Real-Time Order Tracking System       In-Progress
    Delivery                              In-Progress

MEMBER SERVICES MANAGEMENT
    Call Centre                           In-Progress
    Order Message Log                     In-Progress
    Administration Centre                 In-Progress

TRADE INFORMATION MANAGEMENT
    Trade-related News                    In-Progress
    Research Reports                      In-Progress
    Trade Event Diary                     In-Progress
    Bulletin Board                        In-Progress
    Advertising                           In-Progress

SYSTEMS INTEGRATION SERVICES              In-Progress
    Integrate existing MRP/ERP/ASP
      Systems

CONSULTANCY SERVICES                      Available
    Provide Customized e-Commerce Solutions to augment the above services/features, including:
    Implementation Approach
    Project Management
    Methodologies and Tools

SKILL TRANSFER                            In-Progress
    Provision of training for Administrators, Technical Staff, and Key Users

TECHNICAL SUPPORT HELPDESK                In-Progress
    Provision of Technical Support online, via facsimile, or telephone

    The PacificNet.com Solution for e-commerce is designed to produce the following benefits to buyers and sellers:

       - enabling buyers to reduce their cost of goods sold and increase their operating margins by transacting directly with the seller through the PacificNet.com Solution;

       - enabling sellers to commence e-commerce activities within a very short time frame;

       - enabling sellers to implement customer-specific pricing, update product information and introduce new products without being limited by catalog publication cycles; and

       - providing both buyers and sellers with an automated solution for trade finance processing (automated letters of credit, documentation authorization), shipment consolidation, warehousing and distribution.

    INDUSTRY OPPORTUNITY AND EXPECTED GROWTH IN INTERNET USAGE IN ASIA AND THE
    PRC

    With an ever-increasing number of users, both in the United States and internationally, the Internet has emerged as a significant mass communications medium. International Data Corporation ("IDC") estimates that the number of individuals worldwide with access to the Internet reached approximately
200 million as of the end of 1999. Zona Research Inc. estimates that the combined Internet and Intranet software market increased from $342 million in 1995 to $3.3 billion in 1998.

    PNC management believes that the next major phase of Internet growth will be driven by the emergence of commerce and other interactive business applications of the Web. Businesses are seeking ways to take advantage of the fact that other businesses with which they need to interact, including customers, suppliers and distributors, are increasingly using the Internet. Traditionally, many large companies built private networks to communicate with their largest customers, suppliers and distributors. Today, the Internet's worldwide accessibility can make Internet-based data communications highly efficient, virtually instantaneous, cost effective and available to organizations of all sizes.

    PNC management believes that an opportunity exists to create Internet communications solutions to allow commerce to be conducted more efficiently between companies in the United States and their trade partners in developing countries. PNC has chosen to focus on trans-Pacific electronic commerce because of the sustained growth in trade that is forecast between these two regions and because of the

Asian relationships of its members and strategic partners. In addition, Internet usage, while presently in its infancy in Asian countries (non-Japanese), is expected to grow over the next several years.

    IDC estimates that non-Japanese Asian e-commerce reached $2 billion in 1998, and predicts that this figure will grow to $32.6 billion in 2003. PNC management believes that much of this growth in B2B e-commerce in Asia will be driven by SME's in both North America and Asia that are seeking to break down international barriers in order to reach more potential customers, suppliers and business partners and to compete more effectively. According to IDC, Internet penetration by small business is likely to reach 70% by 2002.

    PNC management believes businesses involved in international trade and the sourcing and selling of products and services in many countries will encounter disparate currencies, laws and languages. These factors pose unique challenges for cross border communications, logistics and customs, and also offer a unique opportunity for a company like PNC focused on making trans-Pacific trade more economical and efficient through the use of electronic commerce. According to a Goldman Sachs survey, the key growth drivers for the B2B market in Asia are affected by a variety of factors, including:

       - as existing and emerging markets in Asia adopt B2B, it creates a network effect that further accelerates B2B adoption;

       - as Western companies adopt B2B, they force adoption among their Asian trading partners;

       - Asian governments are actively intervening to encourage or enforce B2B adoption; and

       - as an increasing number of businesses upgrade from mainframes to client server systems, these platforms lend themselves to diverse B2B application.

    PNC management believes the PRC is a key geographic market for PNC, where much of its initial marketing efforts have been focused. According to a joint study of Strategic Group and BDA (China), the PRC is the fastest growing Internet market in Asia and the number of Chinese Internet users grew from
2.1 million in 1998 to approximately 6.7 million in 1999. Based upon information from third-party sources which PNC management believes to be reliable, the PRC's Internet user base is expected to exceed 33 million by 2003, growing at an average annual rate of nearly 60 percent over the next five years. PNC believes this will create significant new opportunities to utilize its solutions and services to enable companies in the PRC to expand trade with companies in North America and vice versa.

    BUSINESS STRATEGY

    In addition to completing the PacificNet.com Solution, the key components of PNC's business strategy are to:

       - Create marketing and distribution alliances with strategic Asian and North American based companies that can generate services revenue and create traffic using the PacificNet.com Solution. This is initially being accomplished with the support and assistance of certain key PNC Members with substantial business activities and relationships in Asia. As PNC continues to grow, management is increasingly focusing on additional strategic alliances with third party providers that can utilize PNC's solutions and services or that can provide content or services for its front-end or back-end solutions.

       - Generate services revenue for providing solutions to businesses that enable them to communicate effectively and securely over the Internet, generate licensing revenue for the client's use of PNC's proprietary technology and, most importantly, generate transaction-based revenue for ongoing transactions that businesses complete using the PacificNet.com Solution.

       - Focus on SME's as a significant portion of the target customer market. These businesses are less likely to have the internal resources necessary to implement e-commerce solutions on their own. In addition, management of PNC believes that there will be less competition in serving this market.

       - Establish customer awareness of the "PacificNet.com" name and association of this name with the brand of e-commerce solutions and services that PNC offers. This will be accomplished through participation at trade shows and similar events, increased advertising once more of the PacificNet.com Solution is functional and through word of mouth as PNC continues to build a reputation for quality service with existing customers.

       - Recruit, train, motivate and retain highly skilled managers and employees, particularly in sales and marketing and software engineering. Implementing PNC's business strategy and managing the anticipated growth in PNC's business will require a significant investment in human resources. PNC presently has approximately 56 full-time employees and is actively recruiting additional personnel.

    COMPETITION

    Competition for electronic commerce products and services is intense. PNC management expects that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new Web sites at a relatively low cost.

    PNC management believes that the principal competitive factors for business-to-business e-commerce solutions are breadth and scope of solution, depth of supplier content, interoperability with existing information technology systems, scalability, functionality, ease-of-use, ease-of-implementation, total cost of ownership and installed base of referenceable customers. Many of PNC's competitors have greater brand recognition and greater financial, marketing and other resources. This may place PNC at a disadvantage in responding to competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

    Many e-commerce companies offer similar functionality to that of PNC's products and services; however, management believes that PNC can compete effectively by offering a comprehensive, integrated solution of both front-end order processing management and back-end fulfillment capability. Competition is most intense in the front-end electronic shopping mall capability that PNC offers. Electronic mall capability includes a common Web site, electronic catalogue of products for sale and online ordering capability. Manufacturers generally pay a fee to list products for sale at these sites. The following companies offer similar electronic mall functionality: MeetChina.com, Global Sources, Merchandise Online.com, CETrade.com, RedTagBiz.com, RedTag.com, Alibabas.com, BizBuyer.com, Trade Sources.com, Tradepac.com, AsiaTrade.com, Asianproducts.com, Asiamfrs.com, Asia4Sale.com and Web Connection.

    PNC will likely face intensified competition for business and for opportunities to create strategic alliances from various sources, several of which are concentrating their efforts in trans-Pacific trade, like PNC. To date, this includes companies involved in or offering (a) supplier and buying consortiums, (b) Internet-based enabling technologies and (c) service integrators. The supplier and buying consortiums offer direct-to-manufacturer solutions and electronic mall functionality, and they principally include the companies mentioned in the prior paragraph. Those competitors offering Internet-based enabling technologies often have an industry-based focus that may include a single industry or multiple industries that can best utilize a particular technology, and examples of these types of companies include Ventro, VerticalNet, SciQuest and Anderson Unicom Group. Other competitors in this area offer broader Internet-based enabling technologies for horizontal trans-Pacific B2B commerce, and they include Ariba and Commerce One. In addition, PNC may face competition from traditional enterprise resource planning technology companies with broad-based strategies relating to the Internet, including SAP and Oracle. Finally, PNC competes with traditional service integrators focused on enabling customers with Internet access for electronic commerce, including Scient, Andersen Consulting and IBM. Internet holding companies, including venture funds with Internet incubators such as Internet Capital Group, CMGI and Pacific Century Cyberworks, also have or are developing portfolio companies that are focused on identifying technologies and integrated solutions to accelerate the delivery of electronic commerce.

    Unlike most of its competitors, PNC competes for a share of a customer's procurement budget by offering an end-to-end, one-stop shopping, e-commerce solution. PNC has built a team with knowledge in Web solutions, system design, e-commerce operations, logistics, payment support and ERP integration services in order to provide its customers with cost effective, efficient and pragmatic end-to-end solutions. PNC's management believes that the comprehensive nature of its solutions, its specific focus on trans-Pacific trade, primarily for SME's, and the scope and depth of its strategic relationships and alliances, many of which are already in place, will give it a competitive advantage with customers in its target markets.

    STRATEGIC RELATIONSHIPS

    Since inception, PNC has sought to create strategic relationships with Asian and North American entities for the use/development of the PacificNet.com Solution.

    CHINA STRATEGIC HOLDINGS LIMITED (PROPOSED TO BE RENAMED "CHINA INTERNET GLOBAL ALLIANCE LIMITED"). B2B Limited is a wholly-owned subsidiary of China Strategic Holdings Limited ("CSH") and the principal owner of PNC. In the past CSH has successfully managed a number of state-owned enterprises in basic industries in the PRC, including beer, tires, pharmaceuticals, food and paper, as well as infrastructure and energy related businesses in the PRC. CSH is now an investment holding company with a diverse portfolio of investments in information technology and B2B e-commerce related businesses in the PRC. CSH and B2B Limited have agreed to actively promote and use PNC's e-commerce solutions and services within their affiliated companies. CSH is listed on the Hong Kong Stock Exchange (HKSE:0235) and is the majority shareholder in China Tire Holdings Limited (NYSE:TIR). China Tire is one of the largest tire manufacturers in the PRC, with a share of approximately 10%, or $316 million, of the domestic tire market in the PRC. Although no written agreements are currently in place, it is anticipated that PNC will build a B2B portal site for China Tire's products and develop China Tire's procurement system.

    APP CHINA. In January 2000, PNC and APP China entered into a letter of intent and in March 2000 the parties signed an agreement under which APP China subscribed to purchase 1,000,000 Membership Interests in PNC for a total price of $5,000,000, consisting of $2,500,000 in cash and 334,225 unregistered shares of common stock of Asia Pulp & Paper (NYSE:PAP), the parent company of APP China. The parties have agreed that, for purposes of this transaction, the value of the Asia Pulp & Paper shares is $2,500,000. This transaction was completed on April 29, 2000. As an integral part of this transaction, and with the aim of becoming a leading e-commerce solutions and services provider in the PRC, APP China and PNC entered into a partnership agreement in April 2000 to form a joint venture enterprise, in which PNC will invest $510,000 in cash and acquire 51% of the equity and APP China will invest $490,000 in cash for the remaining 49% stake. The joint venture will provide e-commerce Website development and information technology products and services to businesses in the PRC. The complete package will be aimed at helping Chinese enterprises to adapt rapidly and use technology to compete more effectively with more established companies. In the launch phase during the next three months, PNC will custom-package its eMerchant2000 products with other proprietary e-commerce software to service APP China's 100-plus retail outlets in the PRC. These projects will be used as benchmarks for marketing solutions for other affiliated companies and businesses throughout the PRC.

    FORTUNE TELE.COM. In 1999, PNC entered into a Strategic Investment, Joint Venture and Alliance Partnership Agreement with Fortune Tele.com, whereby Fortune Tele.com represents and assists PNC in the marketing, sales and promotion of PNC's e-commerce products and services to Fortune Tele.com's existing customers, distributors, resellers, business partners and holding companies. Fortune Tele.com is an investor in PNC and owns approximately 10% of the fully diluted Membership Interests of PNC outstanding as of April 30, 2000. Fortune Tele.com, a listed company on the Hong Kong Stock Exchange Growth Enterprise Market Board, is among the leading distributors of mobile phones and accessories in the PRC. In addition, Fortune Tele.com is a leading service provider of wireless multimedia communications products and services in the PRC and Hong Kong through the integration of its diverse distribution network with e-commerce applications using wireless access protocol and other Internet technology. Complementary retailing and marketing services are provided through an extensive network of franchised shops and authorized "Fortune Tele.com" dealer's shops, spread across cities and provinces in the PRC. After-sales services are available through authorized agents' service centers in such major cities as Beijing, Shanghai, Guangzhou and Jiangmen. Fortune Tele.com has strategic business relationships with Nokia, Philips and Alcatel, and acts as the exclusive distributor for a number of these top-selling cellular phone manufacturers.

    ASIA ONLINE. In 1999, PNC entered into a Strategic Partnering and Distribution Agreement for the marketing, promotion and sale of PNC's e-commerce products and services to Asia Online and its members. Asia Online is a leading Asian Internet Service Provider ("ISP"). Asia Online provides Internet-related communications services and productivity tools to facilitate communications among Asians and people with an interest in Asia worldwide. Asia Online offers a variety of Internet-related services including dial-up Internet access, leased lines, ISDN, roaming, Web development and hosting services, advertising and e-commerce capabilities. Through its technology partnerships, Asia Online plans to offer Internet-based communications solutions including voice-over-IP, Internet fax and Web-based Intranets/Extranets to domestic and international customers. Asia Online is credited with a number of Internet industry firsts. These include being the first ISP to establish direct links to other Asian countries, the first to set up its own facility in the U.S. to better distribute Asian content to an American audience and the first company in the world to license RealAudio for the Internet.

    HONG KONG PRODUCTIVITY COUNCIL. In 1999, PNC entered into an e-commerce Development and Partnership Cooperation Agreement covering up to 400 existing Hong Kong businesses for the use of PNC's services and solutions. The Hong Kong Productivity Council ("HKPC") is a multi-disciplinary organization established by statute in 1967 to promote increased productivity and the use of more efficient methods throughout Hong Kong's business sectors. HKPC is governed by a council representing managerial, labor, academic and professional interests, as well as a number of government departments concerned with productivity issues. HKPC and its subsidiary companies employ about 600 consultants and staff, and provide a multitude of services to approximately 4,000 companies each year.

    MARQUETTE.COM. In January 2000, PNC entered into a Co-Development and Strategic Alliance Arrangement with marquette.com companies for the development of an automated "International Trade Finance Solution" as well as the mutual sales, promotion and marketing efforts of PNC and Marquette products and services. When completed, the co-developed International Trade Finance Solution will automate substantially all aspects of international trade including letters of credit, document certification and authentication.

    INTERELATE. In January 2000, PNC entered into a Co-Development and Strategic Alliance Arrangement with Interelate for the development of e-commerce customer analytic capabilities as part of the PacificNet.com Solution. Management anticipates that upon completion of this development PNC would have the capability to match buyers with sellers on the basis of predefined product criteria including price, quality, packaging and delivery lead times. PNC anticipates that this significant investment in technology will contain in excess of 10 million products, buyers and sellers.

    NACTC. PNC has acquired all of the common stock of NACTC, which provides trans-Pacific trade promotion services to approximately 1,000 Chinese companies. PNC also entered into an agreement with Canadian Metropolitan Properties Corp. ("Canadian") pursuant to which Canadian will manage the assets and obligations of NACTC for a minimum term of one year and, as one of its obligations under the management agreement, Canadian has agreed to cause a minimum of 800 PRC-based companies to register with PNC's B2B Internet service. PNC will manage all of the Internet-related activities and transactions for the PRC-based companies registered by Canadian. The total obligation of PNC to Canadian under this management agreement is approximately $1.1 million, payable over 12 months.

    PACIFICNET-NTSC.COM SDN. BHD. On March 24, 2000, PNC entered into a joint venture agreement with Leginet Sdn. Bhd., a majority-owned subsidiary of Ng Tiong Seng Corporation Sdn. Bhd. ("NTSC"), to create a corporation, PacificNet-NTSC.com, owned 60% by NTSC and 40% by PNC, to provide business-to-business and business-to-consumer e-commerce solutions and services for the Malaysian market. The Managing Director of PacificNet-NTSC.com is Jeffrey Ng Chin Heng, who is also the Managing Director of NTSC. NTSC is a large, well-established Malaysian holding company with four listed companies on the Malaysia Stock Exchange. NTSC's principal activities include property investment, management services, rubber and shoe manufacturing, trading and ladies' lingerie.

    FIRST ECOM.COM In April 2000, First Ecom.com and PNC began the design of a safe, easy and fast e-payment solution between merchants and consumers through participating banks and financial institutions. As a global provider of electronic payment processing, First Ecom.com seeks to provide these services to merchants and financial institutions worldwide. Through strategic partnerships with banks, ISPs, e-commerce product suppliers, system integrators and storefront solution providers, the combined PNC-First Ecom.com solution will process credit card transactions made over the Internet in multiple currencies, either domestically or offshore.

    NETLIFE. In March 2000, PNC selected Netlife as a strategic partner to assist in the development of online payment solutions. From personalized home page design to order and inventory management, to customer database and secure payment facilities, the PNC/Netlife ServerPOS package will be designed to deliver a complete "all in one" secure e-commerce solution.

    IBM HONG KONG. In March 2000, PNC began partnering with IBM Hong Kong to jointly pursue electronic commerce activities by bundling the PacificNet.com Solution with IBM servers and hardware.

    TELEWIDE ENTERPRISES LIMITED. In April 2000, PNC commenced a project to integrate its eMerchant2000 solution with Telewide's software to provide online credit card clearing service. Telewide is an e-commerce payment solution provider for SME's. Its integrated package, Automated Secured Internet Shopping Services ("ASISS"), is designed to help merchants accepting credit cards for purchases over the Internet. ASISS checks the format of the card number and makes further security checks to validate the authenticity of the cardholder information.

    KERRY LOGISTICS LIMITED AND M.POS (HK) LIMITED. In April 2000, PNC, Kerry Logistics and M.POS (HK) Limited formed an alliance to launch a business-to-door ("B2D") e-commerce solution for the Hong Kong market. B2D is a solution that fully integrates the Web storefront, payment and logistics platforms with M.POS's mobile terminals. Using this process, credit card numbers are no longer required to be transferred via the Internet; instead, the payment transaction will be processed upon receipt of the goods using a mobile POS terminal.

    PROPERTIES

    PNC's U.S. corporate headquarters are located in an office facility in Plymouth (Minneapolis), Minnesota, where it leases approximately 3,000 square feet for a monthly fee of $2,750 under a month-to-month lease that expires in May 2000. PNC is in the process of evaluating new locations for its U.S. corporate headquarters.

    PNC's Asian headquarters and development center are located in Wanchai, Hong Kong, where it leases approximately 8,000 square feet for a combined monthly fee of approximately $16,000 under two leases that expire in December 2001 and May 2002, respectively. The total obligation under these leases is approximately $400,000. PNC maintains most of its computer systems in this facility.

    NACTC, PNC's recently-acquired Canadian operation, has a sales and marketing office located in Vancouver, British Columbia, which space is provided pursuant to a management agreement with Canadian Metropolitan Properties Corp.

    For specific addresses of PNC's principal properties, see "Description Of PNC--Overview and History" above.

    PNC has sales offices in the United States located in Minneapolis, Pittsburgh, Los Angeles, Oklahoma City, Atlanta and Miami. All of PNC's sales professionals located in these facilities are commissioned independent contractors who operate out of their home offices. PNC has no lease arrangements for these facilities.

    EMPLOYEES

    As of April 30, 2000, PNC had 56 employees and contractors, all of which were full-time. Forty-five of these individuals were located in Hong Kong and 11 were in the United States. PNC considers its relationships with employees to be good. None of PNC's employees are covered by collective bargaining agreements.

    EXECUTIVE MANAGEMENT AND GOVERNORS

    The executive management and Governors of PNC, and their ages and positions, are as follows:

NAME                      AGE      POSITION
----                    --------   --------
GOVERNORS
Oei Hong Leong........     51      Governor (Chairman)
Tony Tong.............     32      Governor, Chief Executive Officer
Richard Hui...........     31      Governor, Asia Operations
Catherine Ma..........     34      Governor, CSH Representative
Simon Chu.............     32      Governor, CSH Representative
Li Ling Xiu...........     36      Governor, CSH Representative
Paul Chow.............     38      Governor, Asia--Business Development
Steve Lau.............     37      Governor, Fortune Tele.com Representative

MANAGEMENT
Sally Lee.............     29      Asia--Operations, Secretary
Alfonso Oi Ip Fung....     41      Asia--Business Development
Charles W. Mueller....     41      Chief Financial Officer
Kenley A. Tarter......     40      U.S.--Sales and Marketing

    Oei Hong Leong has been the Chairman of PNC's Board of Governors since November 1999. Mr. Oei is the founder and Chairman (1991 to present) of Hong Kong-listed China Strategic Holdings Limited (HKSE:235) ("CSH"), which includes several listed companies, including China Tire Holdings Ltd. (NYSE:TIR) ("China Tire"), and MRI Holdings Ltd. (ASE:MRI), an Australian listed company. From 1971 to 1980, Mr. Oei was the Managing Director of the Sinar Mas Group. Mr. Oei left the Sinar Mas Group in 1980 to lead Singapore-based United Industrial Corp. and Singapore Land. In 1991, Mr. Oei moved to Hong Kong and acquired CSH. Mr. Oei has also been the chairman of more than 40 Sino-foreign joint ventures in the PRC.

    Tony Tong is a co-founder of PNC and has served as a Governor and its CEO since inception in July 1999. Mr. Tong is also a Director and Co-Founder of TalentSoft Inc., a private company which provides e-commerce consulting, service and Internet software application products, where Mr. Tong was the chief architect of the company's software products Talentsoft Web and Web+Shop. From

March 1997 to November 1999, Mr. Tong served as the Chief Technology Officer and VP of Strategic Development and International Business at Vallon, Inc, an Internet Web site development and e-commerce service company. Vallon is the provider of Net Propulsion, an Internet Web site design and e-commerce full-service solution for small and medium sized businesses. Prior to joining Vallon, Mr. Tong was the Chief Information Officer of DDS, Inc., an SAP consulting firm. From 1992 to 1995, Mr. Tong served as Project Leader and Consultant at Andersen Consulting, Fingerhut Corporation and Target Stores (Dayton Hudson Corporation). Mr. Tong is the inventor, designer, and patent holder of Patent Number 6,012,066 (granted by the U.S. Patent and Trademark Office), Computerized Work Flow System, an Internet Web-based workflow management system for automated Web site creation and process management.

    Richard Hui is a co-founder of PNC and has managed its Asian operations since inception in July 1999. From 1992 to late 1999, Mr. Hui was the CEO of Talent Information Management HK Limited and Pacific Internet Limited, both of which are Internet consulting firms based in Hong Kong. There, Mr. Hui also served as the Chief Technology Officer of the IT School Intranet project in 1998, which established Intranet and Internet educational systems for schools in Hong Kong. Mr. Hui has also been a Director of Hong Kong listed Fortune Tele.com since October 1999. Mr. Hui is the husband of Ms. Sally Lee, who is responsible for Asian operations of PNC.

    Catherine Ma has served as a Governor of PNC since November 1999. Ms. Ma is a chartered secretary and has over 12 years of working experience in the company secretarial profession. Ms. Ma joined CSH as its Secretary in 1991 and currently serves as its Executive Director (1995 to present) in charge of all corporate development. Before joining CSH, Ms. Ma had worked for Peat Marwick and other Hong Kong listed companies in legal and corporate affairs. Presently, Ms. Ma is also a director of all listed subsidiaries and related companies of CSH.

    Simon Chu has served as a Governor of PNC since November 1999. In January 2000, Mr. Chu was appointed Director for Business Development of CSH. From 1998 to 1999, Mr. Chu was the Executive Director, Vice Chairman, and President of PRC Operations of Hong Kong listed Tricom Holdings Limited (now Pacific Century Cyberworks Limited).

    Li Ling Xiu has served as a Governor of the Company since November 1999.
Ms. Li joined CSH as Deputy General Manager--China Division in 1994, and has held the title of Group Deputy General Manager since 1996, during which time she was actively involved in the establishment and operation of more than 40 joint venture manufacturing companies. Ms. Li has also been a Vice President of China Tire since 1996.

    Steve Lau has served as a Governor of PNC since November 1999. Mr. Lau is the founder of Fortune Tele.com, one of the largest distributors of cellular phones and provider of related services in the PRC, and has held the titles of Chairman and CEO since 1993. Prior to establishing Fortune, Tele.com, Mr. Lau was employed by the Hutchison Group, a large telecommunications company in Hong Kong, and later represented Hutchison China as a consultant providing advice for development of Hutchison's operations in the PRC.

    Paul Chow has served as a Governor of PNC since February 2000. Mr. Chow is a full-time consultant to and functions as the Director of Business Development for PNC's Asian subsidiary, PacificNet.com Limited. Previously, Mr. Chow was from 1989 to 1999 Managing Director of Elegance Textile (HK) Ltd., an industrial concern based in Hong Kong and the PRC with manufacturing interests in textiles, clothing and printing plants. From 1985 to 1988, Mr. Chow held the title of Manager, Corporate Banking at Standard Chartered Bank PLC, in its Hong Kong office. From 1983 to 1985, Mr. Chow was the Deputy Manager of Hua Jay Joint Venture Co. Ltd. ("Hua Jay"), one of the first Sino-foreign joint venture companies. Hua Jay developed and marketed the first turnkey industrial park in the PRC located in the Shenzhen Special Economic Zone.

    Sally Lee is a co-founder of PNC and has managed the Asian operations of PNC since July 1999. In May 2000, Ms. Lee was named Secretary of PNC. From 1995 to late 1999, Ms. Lee was the General Manager of an Internet consulting company, Talent Information Management (HK) Ltd. ("TIM"), which she co-founded, and was responsible for product development and marketing communications. Ms. Lee has been a director of TIM since 1995. Ms. Lee is the wife of Mr. Richard Hui, who is a Governor of PNC.

    Alfonso Oi Ip Fung is a full-time consultant to PNC and has been involved in PNC's business development efforts in Asia since November 1999. Mr. Fung is self-employed and is a specialist in the assessment of legal costs under the Hong Kong legal system. In 1988, Mr. Fung published a computer software program for preparing legal bills and licensed it to the Hong Kong Government. Mr. Fung is a non-executive director of Fortune Tele.com.

    Charles W. Mueller has been involved in U.S. finance matters for PNC since November 1999. In May 2000, Mr. Mueller was named Chief Financial Officer of PNC. From 1996 until joining PNC, Mr. Mueller served as the General Manager of the North American Consulting Group for Information Advantage, a business intelligence technology company. Prior to this, Mr. Mueller spent 14 years with Price Waterhouse (3 years) and Arthur Andersen/Andersen Consulting (11 years).

    Kenley A. Tarter has been handling U.S. Sales and Marketing for PNC since January 2000. From 1996 through January 2000, Mr. Tarter served as the Vice-President of International Business Development for Heller Financial (NYSE:HF), a large commercial finance organization. Prior to this, Mr. Tarter served as an International Trade Specialist for several organizations including the U.S. Department of Commerce (3 years), Potomoc World Trading (2 years) and the Washington International Trade Association (3 years).

RISKS RELATED TO THE BUSINESS OF PNC

    If the PNC Acquisition is consummated, PNC will become a wholly-owned subsidiary of CMI, and CMI's primary focus will be the business of PNC, rather than CMI's existing business. The management and governors of PNC have expressed their intention to divest CMI of its current business (see "Description of CMI" above) in order to devote all of their time and attention to the business-to-business electronic commerce services and solutions of PNC. In light of this, a management group led by CMI's Chief Executive Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the current business. However, neither CMI nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, nor is any such disposition a condition to the PNC Acquisition. Stockholders of CMI should carefully read the following risks related to the business of PNC, since this business will become CMI's primary focus if the PNC Acquisition is consummated and it will be CMI's only focus if the current manufacturing business is sold subsequent to the Closing.

    PNC HAS A LIMITED OPERATING HISTORY AND ANTICIPATES CONTINUED LOSSES FOR THE FORESEEABLE FUTURE

    PNC has only a limited operating history on which investors can base evaluations of its business and prospects. In addition, its prospects must be considered in light of the risks and uncertainties inherent in and traditionally encountered by companies in an early stage of development in new and rapidly evolving markets.

    PNC was founded and commenced operations in July 1999. Its focus to date has been primarily on designing the "PacificNet.com Solution" and creating strategic relationships. From inception through December 31, 1999 and the three months ended March 31, 2000, revenues were only $49,000 and $177,000, respectively. Although management of PNC expects revenues to grow rapidly during 2000 and thereafter, there can be no assurance that this will be the case.

    Since PNC commenced operations, it has incurred losses. For the period from inception through December 31, 1999 and the three months ended March 31, 2000, losses totaled $384,000 and $546,000, respectively. Expenditures have been increasing and are expected to continue to increase substantially in all areas, particularly in solution development and sales and marketing. Management of PNC expects to continue to incur losses for at least the next two years.

    PNC may never be profitable or, if it becomes profitable, it may be unable to sustain profitability. Its limited operating history makes predicting future operating results, including operating expenses, very difficult. In order to increase revenue and achieve profitability, PNC must, among other things:

       - complete development of the PacificNet.com Solution;

       - develop market acceptance of its solutions and services;

       - successfully execute its strategic partner alliance strategy;

       - develop and maintain awareness of its brands;

       - attract, integrate, motivate and retain qualified personnel;

       - continue to build financial and operational infrastructure; and

       - offer high quality customer service and support.

    The ability to increase revenue and achieve profitability also depends on a number of factors outside PNC's control, including the extent to which:

       - competitors develop competing e-commerce services and solutions;

       - strategic alliance and other marketing partners dedicate resources or otherwise give priority to promoting PNC's products and services; and

       - PNC maintains access to significant amounts of capital.

    Many of these risks are separately discussed below.

    PNC'S COMPLETE SOLUTION IS STILL UNDER DEVELOPMENT

    Since inception, PNC's principal focus has been on designing the "PacificNet.com Solution" and creating strategic relationships with Asian and North American business partners and solution providers. A listing of the components within the PacificNet.com technology solution and a status of each component as of March 2000 can be found in the discussion under "PNC Business--Status of the Solution."

    THERE IS NO ASSURANCE OF MARKET ACCEPTANCE OF PNC'S PRODUCTS AND SERVICES

    PNC believes that a significant contributing factor in its initial growth has been the ability to create and maintain strong relationships in the community of Web developers that have initially reacted favorably to PNC's business strategy and have or are likely to adopt PNC's products. This community of early adopters demands rapid and continuous improvements in the performance, features and reliability of products, as well as a high level of customer service. If PNC's products do not continue to satisfy the Web developer community or otherwise fail to sustain sufficient market acceptance, its business, financial condition and operating results could be materially adversely affected. Due in part to the emerging nature of the Web development products market and the substantial resources available to many market participants, PNC management believes there is a time-limited opportunity to achieve and maintain maximum market share in this market.

    PNC'S BUSINESS STRATEGY DEPENDS ON THE GROWTH OF THE INTERNET AND THE SECURITY OF BUSINESS TRANSACTIONS CONDUCTED OVER THE INTERNET

    PNC's business would be adversely affected if B2B Internet usage does not continue to grow. Internet usage may be inhibited by a number of reasons, such as:

       - lack of infrastructure and insufficient technical capabilities;

       - security concerns;

       - inconsistent quality and ease of service; and

       - lack of availability of cost-effective, high-speed service.

    If B2B Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages, virus or delays occurring throughout the Internet network infrastructure. If such outages or delays frequently occur in the future, Internet usage, as well as usage of PNC's solutions, could be adversely affected.

    Concerns regarding the security of confidential business information transmitted over the Internet prevents many potential customers from engaging in online transactions. If PNC does not add sufficient security features to future product releases, its products may not gain market acceptance or there may be additional legal exposure to PNC. PNC has included basic security features in its products to protect the privacy and integrity of customer data, such as password requirements for access to portions of its vertical trade communities. However, PNC does not currently use sophisticated authentication technology or encryption, which transforms information into a "code" designed to be unreadable by third parties, to protect confidential information such as credit card numbers. As part of the development of its total PacificNet.com Solution, PNC intends to license encryption technology to protect confidential transaction data.

    Internet infrastructure is potentially vulnerable to electronic break-ins, viruses or similar problems. If a person circumvents PNC's security measures, he or she could misappropriate proprietary information or cause interruptions in PNC's operations. Security breaches that result in access to confidential information could damage PNC's reputation and expose it to a risk of loss or liability. PNC may be required to make significant unplanned investments and efforts to protect against or remedy security breaches. If PNC does not adequately address security issues and the concerns of its customers and potential customers in this area, its business, financial condition and operating results could be materially adversely affected.

    THERE IS INTENSE COMPETITION FOR THE E-COMMERCE SOLUTIONS THAT PNC OFFERS

    Competition for electronic commerce products and services is intense. PNC expects that competition will continue to intensify in all areas of e-commerce, including those serviced by PNC. Barriers to entry are minimal, and competitors can launch new Web sites and introduce new products and services at a relatively low cost. PNC competes for a share of a customer's procurement budget by offering an end-to-end e-commerce solution. However, competitors may develop Internet products or services that are superior to, or have greater market acceptance than, PNC's solutions. Many of PNC's competitors have greater brand recognition and greater financial, marketing and other resources than PNC. This may place PNC at a disadvantage in responding to competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. If PNC is unable to compete successfully, its business, financial condition and operating results could be materially adversely affected.

    PNC'S MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE WHICH MAY BE DIFFICULT FOR PNC TO KEEP UP WITH IN A COST-EFFECTIVE MANNER

    PNC's market is characterized by rapid technological change and frequent new product announcements. Significant technological advances in the future could render PNC's existing and planned e-commerce solutions technology obsolete. To be successful, PNC must adapt to a rapidly changing market by continually improving the responsiveness, services and features of its solutions. PNC's success will depend, in part, on its ability to license leading technologies useful in its business, enhance existing services and develop new services and technology that address the needs of its customers. PNC will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner. If PNC is unable to successfully respond to these rapid changes and new developments or does not respond in a cost-effective manner, PNC's business, financial condition and operating results could be materially adversely affected.

    CAPACITY LIMITS ON PNC'S TECHNOLOGY, TRANSACTION PROCESSING SYSTEM AND NETWORK HARDWARE AND SOFTWARE MAY BE DIFFICULT TO PROJECT AND PNC MAY NOT BE ABLE TO MEET INCREASED USE

    As traffic to PNC's Web site and use of its solutions increase, PNC must expand and upgrade its technology, transaction processing systems and network hardware and software. PNC may not be able to accurately project the rate of increase in traffic for these channels. In addition, PNC may not be able to expand and upgrade systems and network hardware and software capabilities to accommodate increased use of its vertical trade communities. If PNC does not appropriately upgrade its systems and network hardware and software in a cost-effective manner and on a timely basis, its business, financial condition and operating results could be materially adversely affected.

    THERE IS LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY

    PNC's success depends to a significant degree upon the development and protection of its software, solutions, deployment methodologies and other proprietary technology. The software industry has experienced widespread unauthorized reproduction of software products. The unauthorized reproduction of PNC's proprietary technology could enable third parties to benefit from PNC's technology without paying for it. PNC attempts to protect proprietary technology primarily through:

       - trade secret, copyright and trademark laws;

       - license agreements;

       - employee and third party non-disclosure agreements; and

       - limiting access to and distribution of PNC's documentation and other proprietary information.

    The steps PNC has taken to protect its proprietary technology may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, PNC relies in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Moreover, the laws of the PRC and other countries in which PNC markets its products may afford little or no effective protection of intellectual property. Other companies could independently develop similar or superior technology without violating PNC's proprietary rights. Any misappropriation of PNC's technology or the development of successful competitive technology could have a material adverse effect on PNC's business, financial condition and operating results. If PNC had to resort to legal proceedings in order to enforce its intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of uncertainty as to the ultimate outcome, particularly in developing countries.

    PNC attempts to avoid infringing known proprietary rights of third parties in its solution development efforts. However, PNC does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. If PNC were to discover that one of its products violated third party proprietary rights, there can be no assurance that PNC would be able to obtain licenses on commercially reasonable terms to continue offering the product without substantial reengineering or that any effort to undertake such reengineering would be successful. From time to time, third parties may claim that PNC's products or technology infringe their patents or other proprietary rights. Any such claim could cause PNC to incur substantial costs defending against the claim, even if the claim is invalid, and could distract PNC's management from its business. Furthermore, a party making such a claim could secure a judgment that required PNC to pay substantial damages. A judgment could also include an injunction or other court order that could prevent PNC from selling certain products. Any of these events could have a material adverse effect on PNC's business, financial condition and operating results.

    THERE IS RISK OF PRODUCT DEFECTS AND PRODUCT LIABILITY

    Software products as complex as PNC's may contain undetected errors or result in failures when first introduced or when new versions are released. Such errors are frequently discovered shortly after introduction of a new product or a new release of an existing product, but could be discovered at any point in a product's life cycle. Despite testing by PNC and its customers, errors may occur in a product offering after commencement of commercial shipments. The occurrence of these errors could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to PNC's reputation, or damage to PNC's efforts to build brand awareness, any of which could have a material adverse effect on PNC's business, operating results and financial condition.

    The occurrence of errors in PNC's software and solutions might also result in potential liability to customers. Many of the applications developed and deployed with PNC's products are critical to the operations of customers' businesses and provide benefits that may be difficult to quantify. Any failure in a customer's application could result in a claim for substantial damages against PNC, regardless of its responsibility for such failure.

    PNC'S CURRENT MARKETING AND DISTRIBUTION ALLIANCES MAY NOT GENERATE THE EXPECTED NUMBER OF NEW CUSTOMERS

    PNC has developed marketing and distribution alliances with Asian and North American based companies that can create traffic using the PacificNet.com Solution. The success of these relationships depends on the amount of increased traffic PNC will receive from alliance partners. While these relationships may be owned or controlled by strategic investors in PNC or under a long-term strategic alliance agreement, these arrangements may not generate the expected number of new customers and revenue. Generally, these agreements have a duration of at least two to three years. In addition, there can be no assurances that PNC will be able to renew these marketing and distribution alliance agreements. If these agreements fail to yield and sustain the anticipated traffic or if any of these agreements are terminated, PNC's business, financial condition and operating results could be materially adversely affected.

    PNC NEEDS TO DEVELOP ADDITIONAL MARKETING AND DISTRIBUTION ALLIANCES

    As part of its business strategy, PNC is seeking to enter into additional partnerships with strategic alliance partners, including Internet service providers, enterprise resource planning software providers and search engine providers to increase traffic to PNC's e-commerce solutions. There can be no assurances that PNC will be able to enter into any new partnerships. If PNC is unable to enter into new arrangements, demand for its e-commerce solutions services and transaction-based revenues may not increase and this could materially adversely affect PNC's business, financial condition and operating results.

    PNC NEEDS TO DEVELOP BRAND RECOGNITION OF THE "PACIFICNET.COM" NAME

    To be successful, PNC must establish customer awareness of the "PacificNet.com" brand of e-commerce solutions and services. If brand awareness is not achieved, it could decrease the attractiveness of PNC's channel and solutions to existing and potential customers, which could result in decreasing transaction-based revenues. Management of PNC believes that brand recognition will become increasingly more important in the future with the growing number of companies engaged in B2B e-commerce. If brand awareness and customer confidence in the "PacificNet.com" name is not fully developed or becomes diluted in the future, users may not perceive the products and services of PNC to be of high quality. This could hinder or prevent PNC from achieving its business strategy and materially adversely affect PNC's business, financial condition and operating results.

    PNC NEEDS TO EXPAND ITS SALES FORCE AND INCREASE THE NUMBER OF CHANNEL PARTNERS

    To increase revenue, PNC believes that it must increase the size of its direct sales force and the number of its indirect channel partners. There is intense competition for sales personnel among e-commerce companies, and there can be no assurance that PNC will be successful in recruiting, training, motivating and retaining sales personnel. Even if PNC is able to recruit sufficient numbers of sales persons, there will be a delay between the time persons are hired and the time they become effective and fully productive, if at all, as they become familiar with PNC's products, customers and markets. Likewise, PNC may not be able to market its products effectively and existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies. Any of these factors could have a material adverse effect on PNC's business, financial condition and operating results.

    PNC IS GROWING RAPIDLY AND RECRUITING QUALIFIED PERSONNEL AND EFFECTIVELY MANAGING THAT GROWTH MAY BE DIFFICULT

    PNC expects to grow rapidly both by adding new products and hiring new managers and employees. This growth is likely to place a significant strain on PNC's resources and systems, much of which are still in development. To effectively manage growth, PNC must implement systems, effectively recruit qualified new employees and train and manage all its human resources.

    PNC's success depends in part upon its ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software programmers and engineers and supervisory personnel. Qualified personnel are in great demand throughout the technology industry. The failure to attract and retain the personnel that are integral to PNC's direct sales, product development, service and support teams may limit the rate at which PNC can generate sales and develop new products or product enhancements.

    Since PNC has been in existence less than year, all of its senior management and employees are relatively new to their positions. However, members of senior management have significant experience in complimentary businesses and technologies over an extended period. There can be no assurances that a sufficient number of qualified personnel can be employed by PNC or that management will be able to effectively or successfully manage the anticipated growth. If this is the case, PNC's business, financial condition and operating results could be materially adversely affected.

    THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH PNC'S INTERNATIONAL OPERATIONS

    Establishment and expansion of international operations has required significant management attention and resources since the founding of PNC. A significant amount of PNC's current and anticipated future revenues are and are expected to be derived from Asia. In that regard, PNC maintains development and operations centers in Asia. PNC's international operations are subject to additional risks, including the following which, if not planned and managed properly, could materially adversely affect PNC's business, financial condition and operating results:

       - language barriers and other difficulties in staffing and managing foreign operations;

       - legal uncertainties or unanticipated changes regarding regulatory requirements, liability, export and import restrictions, tariffs and other trade barriers;

       - longer customer payment cycles and greater difficulties in collecting accounts receivable;

       - uncertainties of laws and enforcement relating to the protection of intellectual property;

       - seasonal reductions in business activity; and

       - potentially uncertain or adverse tax consequences.

    In addition, changes in the political and overall economic conditions of the Asian region, which are outside the control of management, could have a material adverse effect on PNC's business, operating results and financial condition.

    PNC has historically conducted transactions with customers outside the United States in U.S. dollars. Payroll and other costs of foreign operations are payable in foreign currencies, primarily Hong Kong dollars and Chinese Renminbi. To the extent future revenue is denominated in foreign currencies, PNC would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on its business, financial condition and operating results. To date, PNC has not engaged in any hedging transactions in connection with its international operations.

RISKS RELATED TO THE PNC ACQUISITION

    Stockholders of CMI should be aware that, if the PNC Acquisition is consummated, there will be additional risks inherent in an investment in the Common Stock of CMI that do not presently exist.

    THE MARKET PRICE OF OUR COMMON STOCK COULD BECOME HIGHLY VOLATILE AS A RESULT OF THE PNC ACQUISITION

    The market price of our Common Stock may experience significant volatility as a result of the PNC Acquisition. PNC operates in the technology sector and public companies in this sector, particularly Internet start-ups with little operating history, have been subject to dramatic swings in the trading price of their stocks.

    PNC WILL REQUIRE ADDITIONAL CAPITAL

    PNC will require substantial additional capital to finance its anticipated growth, development efforts and fund possible acquisitions or investments in complementary businesses, technologies or product lines. The amount of capital required will depend on many factors such as:

       - demand for our services and solutions;

       - the timing of and extent to which PNC invests in new technology;

       - the level and timing of revenue;

       - the expenses of sales and marketing and new product development;

       - the success and related expense of increasing brand awareness;

       - opportunities to acquire or invest in businesses, technologies or products that could advance PNC's business strategy and yield an attractive return; and

       - the costs involved in maintaining and enforcing intellectual property rights.

    Since inception, PNC's investments and operating losses have been financed through sales of equity interests. PNC currently has no available bank lines of credit or other established sources of capital. On a pro forma basis as of March 31, 2000, assuming all options and subscription rights to acquire Membership Interests are converted (as required by the Share Exchange Agreement and the Supplement), PNC had approximately $10.9 million in cash. PNC management is forecasting substantial capital expenditures and negative cash flow from operations over the next two years as it builds its business and completes the PacificNet.com Solution.

    To the extent that current resources are insufficient to fund future activities, PNC will need to raise additional funds through public or private financing. However, additional financing, if needed, may not be available on attractive terms, or at all. The inability to raise capital when needed could have a material adverse effect on PNC's business, financial condition and operating results.

    THE INTERESTS OF PNC'S PRINCIPAL STOCKHOLDERS MAY CONFLICT WITH PNC'S INTERESTS AND THE INTERESTS OF OTHER STOCKHOLDERS

    PNC has transactions with affiliates on a regular, recurring basis. Such transactions are an integral part of its business strategy and are anticipated to become increasingly more significant in the future. CSH, through the ownership interests held by its chairman and its wholly-owned subsidiary, B2B Limited, is the principal owner of PNC. CSH has representation on PNC's Board of Governors and is expected to also have representation on the Board of Directors of CMI if the PNC Acquisition is consummated. The Sinar Mas Group, through the ownership interests held by its majority-owned subsidiary, APP China, is also a significant owner of PNC which is expected to have representation on the Board of Directors of CMI if the PNC Acquisition is consummated. The Chairman of PNC, who is also the Chairman of CSH and is expected to become the Chairman of CMI if the PNC Acquisition is consummated, has a brother and sister who are officers in the Sinar Mas Group. Fortune Tele.com is also a significant owner of PNC which currently has representation on PNC's Board of Governors.

    CSH, the Sinar Mas Group and Fortune Tele.com have agreed to actively promote and use PNC's e-commerce solutions and services within their affiliated companies, and they are all anticipated to be significant customers of PNC. See "Description Of PNC--Overview and History" and "Description Of PNC--Strategic Relationships." As a result of their significant ownership interests and board representation, while at the same time being significant customers of PNC, CSH, and, to a lesser extent, the Sinar Mas Group and Fortune Tele.com, are in a position to significantly affect PNC's corporate actions in a manner that could conflict with the interests of PNC and other stockholders. In addition, the continued support of PNC by these three companies is an integral part of PNC's business strategy and will be a key factor in its future success.

    THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SELL THE CURRENT BUSINESS OF CMI FOLLOWING THE PNC ACQUISITION OR, IF SO, AT WHAT PRICE

    The management and governors of PNC have expressed their intention to divest CMI of its current manufacturing business following the consummation of the PNC Acquisition. A sale of this business would allow the management of PNC to devote all of their time and attention to the business-to-business electronic commerce services and solutions of PNC. In addition, if cash is involved in all or a portion of the proceeds, such a sale would provide additional funds that could be invested in the electronic commerce business. In light of this, a management group led by CMI's Chief Executive

Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the current business. However, neither CMI nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, nor is any such disposition a condition to the PNC Acquisition. As a result, there can be no assurances that such business will be sold following the PNC Acquisition or, if sold, at what price and under what terms and conditions. If the PNC Acquisition is consummated, there is a risk that the senior management of PNC, who will become the senior management of CMI, and the newly-constituted Board of Directors of CMI, which will consist principally of former governors of PNC, will have to devote attention to the current manufacturing business (with which they are unfamiliar) in order to negotiate and manage a sale of this business or, if a sale at an acceptable price cannot be consummated, to oversee the management of this business.

    THE PURCHASE METHOD OF ACCOUNTING WILL HAVE A NEGATIVE EFFECT ON FUTURE REPORTED EARNINGS

    The PNC Acquisition will be accounted for under the purchase method of accounting as a reverse takeover, since the owners of PNC will control over 80% of the total shares of Common Stock of CMI expected to be outstanding immediately after the Closing. The total purchase price calculated under this accounting method has been allocated on a preliminary basis to the assets and liabilities of CMI, resulting in approximately $8.7 million of goodwill. See "Unaudited Pro Forma Condensed Combined Financial Statements." While the amortization of goodwill over the following 10 years will have no effect on CMI's operating cash flow, such amortization is expected to have an adverse effect on CMI's reported earnings per share. The allocation of purchase price is subject to change pending a final determination of the value of the assets acquired and liabilities assumed as of the effective date of the reverse takeover. If the current manufacturing business of CMI is held for sale following the PNC Acquisition as discussed in the risk factor above, management expects that such sale will result in a significant loss after considering the previously referred to goodwill. However, in such a case, there would be no future amortization charges.

    OUR COMMON STOCK COULD BE RELEGATED TO THE NASDAQ SMALLCAP MARKET

    Our Common Stock currently is listed on the Nasdaq National Market. Under Nasdaq rules, we are required to file a listing application in connection with the proposed PNC Acquisition, which will be treated by Nasdaq as a new listing rather than as an additional listing because of the change in control of CMI that will be effected by the PNC Acquisition. On a pro forma basis after giving effect to the PNC Acquisition, we would currently fail to satisfy several of Nasdaq National Market's new listing standards, which are more stringent than its standards for continued listing. Although we intend to seek waivers from Nasdaq of these listing standards in order to maintain our Nasdaq National Market listing following the PNC Acquisition, there is no assurance that Nasdaq will agree to any waivers or that our Common Stock will continue to be listed on the Nasdaq National Market for any period of time following the PNC Acquisition. The continued listing of our Common Stock on the Nasdaq National Market is one of the conditions to the obligation of the PNC Members to complete the PNC Acquisition. If Nasdaq declines to approve our Common Stock for listing on the Nasdaq National Market in connection with the PNC Acquisition (and assuming the PNC Members waive this condition), our Common Stock would be relegated to the Nasdaq SmallCap Market, which could adversely affect the liquidity and the market price for our Common Stock.

                            SELECTED FINANCIAL DATA
                          CMI SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following table includes selected historical financial data for CMI which is derived in part from and should be read in conjunction with CMI's audited financial statements, including the notes thereto, contained in CMI's Form 10-KSB for the year ended December 31, 1999, which is attached hereto as Appendix H, and CMI's unaudited financial statements, including the notes thereto, contained in CMI's Form 10-Q for the three months ended March 31, 2000, which is attached hereto as Appendix I.

                                                                                                               THREE MONTHS
                                                                                                                  ENDED
                               YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED       MARCH 31,
                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,         2000
                                  1995            1996            1997            1998            1999         (UNAUDITED)
                              -------------   -------------   -------------   -------------   -------------   --------------
STATEMENT OF OPERATIONS
  DATA:
Net sales...................      $9,982         $14,054         $16,211         $33,633         $40,668          $7,328
Cost of goods sold..........       7,878           9,782          12,703          24,490          30,740           6,399
Gross profit................       2,104           4,272           3,508           9,143           9,928             929
Selling, general and
  administrative expenses...       2,394           2,552           1,921           5,113           5,961           1,621
Income (loss) before income
  taxes and minority
  interests.................        (507)            969           1,000           4,087           4,146            (704)
Net income (loss)...........        (559)            815             788           3,056           2,681            (804)

NET INCOME (LOSS) PER COMMON
  SHARE
Net income (loss) per common
  share before cumulative
  effect of accounting
  change....................      $(0.16)        $  0.23         $  0.22         $  0.81         $  0.58          $(0.16)
Cumulative effect of
  accounting change.........          --              --              --              --           (0.04)             --
Net income (loss) per common
  share after cumulative
  effect of accounting
  change....................      $(0.16)        $  0.23         $  0.22         $  0.81         $  0.54          $(0.16)

                                                                                                            MARCH 31,
                                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,       2000
                                               1996            1997            1998            1999        (UNAUDITED)
                                           -------------   -------------   -------------   -------------   -----------
BALANCE SHEET DATA (AT PERIOD END):
Total assets.............................      $6,752         $10,499         $20,467         $22,450        $22,152
Long-term obligations--capital lease, non
  current portion........................         245             266             288             104            414
Stockholders' equity.....................       2,079           2,739          10,292          12,859         12,055

                          PNC SELECTED FINANCIAL DATA

    The following table sets forth selected historical financial data for PNC which is derived from and should be read in conjunction with PNC's audited annual financial statements as of December 31, 1999, including the notes thereto, which are attached hereto as Appendix D, and PNC's unaudited interim financial statements as of March 31, 2000, including the notes thereto, which are attached hereto as Appendix E.

                                              JULY 8, 1999           THREE MONTHS
                                              (INCEPTION)        ENDED MARCH 31, 2000
                                          TO DECEMBER 31, 1999        (UNAUDITED)
                                          --------------------   ---------------------
STATEMENT OF OPERATIONS DATA:
Revenues................................       $   48,805             $  176,890
Cost of services........................           14,221                 13,677
Selling, general and administrative
  expenses..............................          428,543                737,132
Net income (loss).......................         (383,544)              (545,837)

                                                               MARCH 31, 2000
                                          DECEMBER 31, 1999     (UNAUDITED)
                                          -----------------   ----------------
BALANCE SHEET DATA (AT PERIOD END):
Total assets............................     $4,264,656          $4,054,228
Long-term obligations...................             --                  --
Members' equity.........................      4,022,466           3,762,104

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Condensed Combined Financial Statements give effect to the PNC Acquisition using the purchase method of accounting, including the pro forma adjustments described in the accompanying notes. The proposed acquisition of PNC by CMI will be treated as a reverse acquisition, since the owners of PNC will control over 80% of the total shares of Common Stock of CMI expected to be outstanding immediately after the Closing, as a result of the exchange of 21,500,000 shares of CMI for all of the Membership Interests of the PNC Members. Therefore, for purposes of the Unaudited Pro Forma Condensed Combined Financial Statements, the 4,999,322 shares of CMI Common Stock outstanding throughout 1999 and the first quarter of 2000 are treated as an addition to stockholders' equity as of the assumed effective date of the PNC Acquisition, as discussed in the following paragraph.

    The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1999 combines the operations of CMI for the year ended December 31, 1999 and PNC for the period from inception (July 8, 1999) to December 31, 1999, based on the audited historical financial statements of each company, after giving effect to the PNC Acquisition under the purchase method of accounting and the assumptions and adjustments described in the accompanying notes, as though the PNC Acquisition had occurred on January 1, 1999. The Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2000 combines the operations of CMI and PNC for this interim period, based on the unaudited historical financial statements of each company, after giving effect to the PNC Acquisition under the purchase method of accounting and the assumptions and adjustments described in the accompanying notes, as though the PNC Acquisition had occurred on January 1, 2000. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the balance sheet of CMI as of March 31, 2000 with the balance sheet of PNC as of March 31, 2000, and is presented to give effect to the PNC Acquisition as if it occurred on that date.

    The pro forma financial information does not purport to be indicative of the results that would have been reported if the operations and management of CMI and PNC had been combined for the period presented, nor is it indicative of future results. After the Closing, CMI's primary business focus will be the business-to-business electronic commerce services and solutions of PNC, instead of its current focus on manufacturing die-cast replicas. PNC has indicated its interest in disposing of CMI's current business following completion of the PNC Acquisition, and it is likely that these assets and operations will be classified as a Discontinued Operation for accounting purposes at that time. In light of this, a management group led by CMI's Chief Executive Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the current business. However, neither CMI nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, and such a disposition is not a condition to the acquisition of PNC. As a result, for purposes of preparing the following Unaudited Pro Forma Condensed Combined Financial Statements, no effect has been given to the fact that the current business of CMI may be held for sale after the Closing.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                         HISTORICAL   HISTORICAL               PROFORMA
                                            CMI          PNC        NOTES     ADJUSTMENTS    COMBINED
                                         ----------   ----------   --------   -----------   -----------
Net sales..............................  $   40,668      $  48                        --    $    40,716
Cost of goods sold.....................     (30,740)       (14)                       --        (30,754)
Gross profit...........................       9,928         34                        --          9,962
Selling, general and administrative
  expenses.............................      (5,961)      (428)                       --         (6,389)
Amortization of goodwill...............        (105)        --          (b)         (865)          (865)
                                                                                     105
Other operating income (expenses)......         333        (17)                       --            316
Income (loss) from operations..........       4,195       (411)                     (760)         3,024
Interest and other income, net.........         (49)        27                        --            (22)
Income (loss) before income taxes and
  minority interests...................       4,146       (384)                     (760)         3,002
Provision for income taxes.............        (437)        --                        --           (437)
Minority interests.....................        (827)        --                        --           (827)
Cumulative effect of accounting
  change...............................        (201)        --                        --           (201)
Net income (loss)......................  $    2,681      $(384)               $     (760)   $     1,537
Basic and diluted earnings per common
  share................................  $      .54         --                $     (.04)   $       .06
Average number of shares outstanding
  for basic and diluted earnings per
  share................................   4,999,322         --                21,500,000     26,499,322

    See the accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 2000

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             HISTORICAL   HISTORICAL               PROFORMA
                                                CMI          PNC        NOTES     ADJUSTMENTS    COMBINED
                                             ----------   ----------   --------   -----------   ----------
Net Sales..................................   $ 7,328        $ 177                      --       $ 7,505
Cost of goods sold.........................    (6,399)         (14)                     --        (6,413)
Gross profit...............................       929          163                      --         1,092
Selling, general and administrative
  expenses.................................    (1,621)        (737)                     --        (2,358)
Amortization of goodwill...................       (28)          --        (b)         (216)         (216)
                                                                                        28
Other operating expenses...................        --          (36)                     --           (36)
Loss from operations.......................      (720)        (610)                   (188)       (1,518)
Interest and other income, net.............        16           64                                    80
Loss before income taxes and minority
  interests................................      (704)        (546)                   (188)       (1,438)
Benefit for income taxes...................        61           --                                    61
Minority interests.........................      (161)          --                      --          (161)
Net loss...................................   $  (804)       $(546)                  $(188)      $(1,538)
Basic and diluted loss per common share....   $  (.16)          --                   $(.01)      $  (.06)
Average number of shares outstanding for
  basic and diluted earnings per share.....  4,999,322          --                21,500,000    26,499,322

    See the accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 MARCH 31, 2000

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            HISTORICAL                                PROFORMA
                                               CMI       HISTORICAL PNC    NOTES     ADJUSTMENTS   COMBINED
                                            ----------   --------------   --------   -----------   --------
ASSETS:
Cash and bank deposits....................    $ 1,132        $3,321          (a)       $  7,547    $12,000
Accounts receivable, net..................      2,878           177                                  3,055
Inventories, net..........................      4,986            --                          --      4,986
Deposits and prepayments..................      1,988           137                          --      2,125
                                              -------        ------                    --------    -------
Total current assets......................     10,984         3,635                       7,547     22,166
Long-term investments.....................                                   (a)          2,500      2,500
Machinery, equipment and capital leases,
  net.....................................     10,257           189                          --     10,446
Deferred merger costs.....................        150           230          (c)           (380)        --
Goodwill, net.............................        761            --          (b)          8,650      8,650
                                                                                           (761)
                                              -------        ------                    --------    -------
Total Assets..............................    $22,152        $4,054                    $ 17,556    $43,762
                                              =======        ======                    ========    =======

LIABILITIES, MINORITY INTERESTS AND
  STOCKHOLDERS' EQUITY:
Short-term bank borrowings................    $ 1,668        $   --                    $     --    $ 1,668
Capital lease obligations, current
  portion.................................        375            --                          --        375
Accounts payable..........................      3,531           284                          --      3,815
Other accrued expenses....................      2,384             8          (c)            750      2,762
                                                                                           (380)
Total current liabilities.................      7,958           292                         370      8,620
Capital lease obligations, non-current....        414            --                          --        414
Loans from directors......................        120            --                          --        120
Deferred taxes............................        437            --                          --        437
Minority Interests........................      1,168            --                          --      1,168
Stockholders' Equity......................     12,055         3,762          (b)        (12,055)    33,003
                                                                             (b)         19,194
                                                                             (a)         10,047
                                              -------        ------                    --------    -------
Total Liabilities, Minority Interests and
  Stockholders' Equity....................    $22,152        $4,054                    $ 17,556    $43,762
                                              =======        ======                    ========    =======

    See the accompanying notes to these Unaudited Pro Forma Condensed Combined Financial Statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. BASES OF PRO FORMA PRESENTATION

    On April 29, 2000, PNC and its members entered into a definitive agreement with CMI under which CMI will acquire all the Membership Interests of PNC in exchange for 21,500,000 shares of CMI's Common Stock. The agreement requires that all outstanding options and rights to acquire additional membership interests in PNC must be exercised prior to the Closing. For accounting purposes, the acquisition of PNC by CMI will be treated as a reverse acquisition, since the owners of PNC will control over 80% of the total shares of Common Stock of CMI expected to be outstanding immediately after the Closing.

    The consummation of the proposed transaction is subject to approval by CMI's stockholders, receipt of an updated opinion from CMI's fairness advisor as of the closing date and other customary conditions. If the transaction is consummated, it is anticipated that the primary business focus of the combined company will be PNC's business-to-business electronic commerce services and solutions. PNC has indicated its interest in disposing of CMI's current business following completion of the proposed acquisition, and it is likely that these assets and operations will be classified as a Discontinued Operation for accounting purposes at that time.

    The purchase price allocation, which is preliminary and therefore subject to change based on further appraisals and analysis of CMI's net tangible assets, is as follows as of March 31, 2000 (amounts in thousands):

                                                                            ANNUAL
                                                               AMOUNT    AMORTIZATION   USEFUL LIFE
                                                              --------   ------------   -----------
Purchase Price Allocation
  Tangible net assets of CMI as of March 31, 2000...........  $11,294          --          n/a
  Less: Estimated acquisition costs.........................     (750)         --          n/a
  Goodwill..................................................  $ 8,650        $865       10 years
                                                              -------        ----
Total estimated purchase price..............................  $19,194
                                                              =======

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is to be amortized on a straight-line basis over an estimated life of 10 years. In applying the purchase method of accounting, the total estimated purchase price of $19.2 million was calculated based on the average closing price of CMI's Common Stock as quoted on the Nasdaq National Market System for the period from April 25, 2000 through May 4, 2000, inclusive ($3.84), multiplied by the number of CMI shares outstanding throughout 1999 (4,999,322).

2. PRO FORMA ADJUSTMENTS

    A description of each pro forma adjustment follows:

    (a) Represents cash to be received by PNC from the sale of membership interests, exercise of options or subscriptions for membership interests and repayment of receivables from PNC members, which must occur as a condition precedent to closing of the proposed transaction with CMI, from the following sources (proceeds in thousands):

PARTY                                          TERMS                   PROCEEDS
-----                          --------------------------------------  --------
Existing governors of PNC....  Exercise of options to subscribe to     $ 2,500
                               1,000,000 Membership Interests at
                               $2.50 per unit
B2B Limited..................  Exercise of options to subscribe to       2,500
                               1,000,000 Membership Interests at
                               $2.50 per unit
APP China....................  Sale of 1,000,000 Membership Interests    5,000
                               at $5.00 per unit; proceeds to be
                               received are comprised of $2.5 million
                               in cash and restricted securities with
                               an assigned value of $2.5 million
Existing members of PNC......  Repayment of amounts receivable              47
Total proceeds.......................................................  $10,047
Composition of Proceeds:
  Cash...............................................................  $ 7,547
  Long-term investments..............................................  $ 2,500

------------------------

    (b) Represents recording of the preliminary purchase price allocation in the balance sheet and the amortization of goodwill in the income statement. See Note 1 for a description of how the preliminary purchase price was calculated and the resulting goodwill.

    (c) Represents total estimated acquisition costs of $750,000 to be incurred in connection with the PNC Acquisition, primarily legal and professional fees, of which approximately $380,000 had been incurred as of March 31, 2000.

    (d) The tax benefit available on a combined basis was not recorded in the Pro Forma Condensed Combined Statements of Operations as such amount was immaterial for the periods presented.

3. PRO FORMA NET INCOME PER SHARE

    The pro forma net income (loss) per share is based on the weighted average number of shares of CMI Common Stock outstanding during 1999 and the first quarter of 2000 (4,999,3222) and the 21,500,000 shares of Common Stock to be issued to the members of PNC. There is no difference in basic and dilutive net income (loss) per share.

                                 PROPOSAL NO. 2
                             ELECTION OF DIRECTORS

NOMINEES

    At the Annual Meeting, four directors, who will constitute the entire Board of Directors, are to be elected. As described below under "Arrangements and Understandings with Directors," it is anticipated that, of the nominees, only Mr. Trier will continue to serve as a director following the PNC Acquisition. All nominees for the Board of Directors currently serve as directors, have consented to being named herein and have agreed to serve, if elected, pending completion of the PNC Acquisition. The nominees are as follows:

                               Carl Ka Wing Tong
                               Leo Sheck Pui Kwok
                                  Steve Gordon
                                Clayton K. Trier

    We will vote the proxies "FOR" the election of all of the above-named nominees unless you indicate that the proxy shall not be voted for all or any one of the nominees. Nominees receiving the highest number of affirmative votes cast, up to the number of directors to be elected, will be elected as directors. If for any reason any nominee should, prior to the Annual Meeting, become unavailable for election as a director, the proxies will be voted for such substitute nominee, if any, as may be recommended by management. In no event, however, shall the proxies be voted for a greater number of persons than the number of nominees named.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE FOUR PERSONS
                         NOMINATED FOR DIRECTOR HEREIN

MANAGEMENT AND DIRECTORS OF CMI

    The following table sets forth certain information regarding our executive officers, directors and key employee:

EXECUTIVE OFFICERS AND DIRECTORS(1)           AGE                       POSITION
-----------------------------------         --------   ------------------------------------------
Carl Ka Wing Tong.........................     49      President, Chief Executive Officer and
                                                       Chairman of the Board
Leo Sheck Pui Kwok........................     44      Chief Operating Officer and Director
John Rempel...............................     44      Chief Financial Officer and Assistant
                                                       Secretary
Shing Kam Ming............................     38      Senior Vice-President, Controller, and
                                                       Secretary
Steve Gordon..............................     45      Director
Clayton K. Trier..........................     48      Director

------------------------

(1) Each of our executive officers also serves in various corresponding capacities with Creative Master Limited, our wholly-owned Hong Kong subsidiary ("CML"), or subsidiaries of CML.

    Carl Ka Wing Tong has been our Chairman, Chief Executive Officer and President since December 1997. He also served as Secretary from December 1997 to September 1998 and as Chief Financial Officer from September 1998 to
November 1998. He also serves as a director of Acma Strategic Holdings Limited. Mr. Tong co-founded CML in 1986. From 1993 to 1995, he also served as Chief Financial Officer of ZIC Holdings Limited, the holding company of Zindart Industrial Co. Ltd., a manufacturer of toys and collectibles. Prior to founding CML, from 1985 to 1987, Mr. Tong was Vice President of Citibank, N.A.'s Institutional Banking, Specialized Finance Group. In addition, from 1977 to 1985, Mr. Tong was a certified public accountant with Arthur Andersen & Co. in United Kingdom and Hong Kong, where his last position was Senior Manager, Audit Division. He is a certified public accountant in Hong Kong and a chartered accountant in the United Kingdom.

    Leo Sheck Pui Kwok has been our Chief Operating Officer and a director of CMI since December 1997. Mr. Kwok co-founded CML in 1986. Before founding CML, Mr. Kwok worked for the Hallmark Group in Asia from 1980 to 1987, where his last position was as the Chief Merchandise Manager.

    John Rempel has been our Chief Financial Officer since November 1998 and our Assistant Secretary since February 1999. Prior to joining CMI, from 1995 to November 1998, Mr. Rempel founded and managed the consulting division of Infocan Computer (HK) Limited, an information technology solution provider, specializing in financial and material requirements planning system design and implementation. Between 1990 and 1995, Mr. Rempel was the Chief Financial Officer of a division of Lai Sun Group, a publicly-listed company in Hong Kong. He is a Canadian Chartered Accountant and a Fellow of the Hong Kong Society of Accountants. Mr. Rempel served with Arthur Andersen & Co. in Canada and Bermuda from 1978 to 1981 and with Ernst & Whinney in Hong Kong from 1982 to 1985.

    Shing Kam Ming has been our Senior Vice-President since January 1998 and our Secretary since February 1999. He also served as Chief Financial Officer until September 1998, when he was appointed Controller. Mr. Shing joined CML in March 1993 as Manager--Finance and Administration.

    Steve Gordon has been a director of CMI since February 1999. Mr. Gordon has been a principal of, and performed the functions of chief executive officer for, TFS Limited, a direct response marketing and fulfillment services company, since 1995. Before joining TFS Limited, Mr. Gordon served as a Division Director of MBI, Inc., from 1985 to 1995, where he was responsible for certain die-cast products.

    Clayton K. Trier has been a director of CMI since February 1999. Since 1997, Mr. Trier has been a private investor. Mr. Trier also currently serves as a director of Pentacon, Inc. (NYSE:JIT). From 1993 through 1997, Mr. Trier served as the Chairman and Chief Executive Officer of U.S. Delivery Systems, a NYSE-listed local delivery company with offices nationwide. He founded U.S. Delivery Systems in 1993. U.S. Delivery Systems was acquired by Corporate Express Inc. in March 1996. From 1987 to 1991, Mr. Trier was co-Chief Executive Officer and President of Allwaste, Inc., a NYSE-listed company engaged in waste management. Mr. Trier was a Certified Public Accountant with Arthur Andersen & Co. in Houston, Texas and Hong Kong from 1974 to 1987, and was a partner there from 1983 to 1987.

ARRANGEMENTS AND UNDERSTANDINGS WITH DIRECTORS

    The PNC Acquisition is conditioned upon, among other things, the resignations of the current directors of CMI, other than Mr. Trier, who is expected to continue as a director following the PNC Acquisition. As a result, at the Closing, Messrs. Carl Tong, Kwok and Gordon intend to resign as directors and it is expected that the Board of Directors will be increased to eight members and that seven new directors designated by PNC will be appointed to the Board by Mr. Trier, the remaining director. Following their appointment, the new directors would serve until the 2001 annual meeting of stockholders of CMI. For information concerning PNC's director-designees, see above under "Appointment of Directors and Officers following the PNC Acquisition" in Proposal No. 1.

BOARD MEETINGS AND COMMITTEES

    During the fiscal year ended December 31, 1999, the Board of Directors met seven times. Each incumbent director who was a director during the past fiscal year attended all meetings of the Board of Directors. The Board of Directors established audit and compensation committees in February 1999. We have no other standing committees of our Board of Directors. A Special Committee of the Board of Directors was formed on February 17, 2000, consisting of Messrs. Gordon and Trier, CMI's non-management directors, for the purpose of evaluating the possible acquisition of PNC; see "Background of the PNC Acquisition."

    The audit committee's charter states that the responsibilities of the audit committee shall include: nominating CMI's independent auditors and reviewing any matters that might impact the auditors' independence from CMI; reviewing plans for audits and related services; reviewing audit results and financial statements; reviewing with management the adequacy of CMI's system of internal accounting controls, including obtaining from independent auditors management letters or summaries on such internal accounting controls; determining the necessity and overseeing the effectiveness of the internal audit function; reviewing compliance with the U.S. Foreign Corrupt Practices Act and CMI's internal policy prohibiting insider trading in its Common Stock; reviewing compliance with SEC requirements for financial reporting and disclosure of auditors' services and audit committee members and activities; reviewing related-party transactions for potential conflicts of interest; and reviewing with corporate management and internal and independent auditors the policies and procedures with respect to corporate officers' expense accounts and perquisites, including their use of corporate assets. Our audit committee currently consists of Messrs. Gordon and Trier. The audit committee met four times during 1999.

    The compensation committee's charter states that it is the responsibility of the compensation committee to make recommendations to the Board of Directors with respect to all forms of compensation paid to our executive officers and to such other officers as directed by the Board and any other compensation matters as from time to time directed by the Board. Our stock option plan, however, is currently administered by the full Board of Directors. Our compensation committee currently consists of Messrs. Tong, Gordon, and Trier. The compensation committee met one time during 1999.

BOARD COMPENSATION

    We reimburse each director for reasonable expenses incurred in attending meetings of our Board of Directors and pay each non-employee director a fee of $1,300 for each meeting attended by such director. Non-employee directors who serve on board committees are paid a fee of $300 for each committee meeting attended. Directors also are eligible to receive grants of options under our 1998 Stock Option Plan. Concurrent with our public offering on December 23, 1998, we granted to each of Mr. Gordon and Mr. Trier fully-vested stock options to purchase 7,500 shares of Common Stock at an exercise price of $5.00 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the year ended December 31, 1999, the full Board decided all matters related to compensation. Messrs. Tong, Kwok, Trier and Gordon and Chou Kong Seng each served as a director for all or part of 1999 and participated in deliberations concerning executive officer compensation. There are no interlocks between CMI and other entities involving CMI's executive officers and directors who served as executive officers or directors of other entities.

                                 PROPOSAL NO. 3
APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO CHANGE OUR NAME TO
        "PACIFICNET.COM, INC." UPON CONSUMMATION OF THE PNC ACQUISITION

    The Board of Directors has approved, and recommends that the stockholders approve, adoption of an amendment to our Certificate of Incorporation which would, upon consummation of the PNC Acquisition, change our corporate name from "Creative Master International, Inc." to "PacificNet.com, Inc." Assuming approval of Proposal No. 1, if this Proposal No. 3 is approved by the stockholders, it will become effective upon the consummation of the PNC Acquisition by the filing of an appropriate certificate of amendment to our Certificate of Incorporation with the Secretary of the State of Delaware.

REASON FOR PROPOSAL

    As discussed in Proposal No. 1, in the Supplement we agreed to call our Annual Meeting of stockholders as promptly as practicable for the purpose of having our stockholders vote with respect to several items, one of which is the changing of the name of CMI to the name specified by PNC, which is "PacificNet.com, Inc." If the acquisition of PNC is consummated, it is anticipated that our primary business focus in the future will be PNC's business-to-business electronic commerce services and solutions, instead of our current business of manufacturing collectible-quality, die-cast replicas. As a result, the Board believes that the change of CMI's name upon consummation of the acquisition will better reflect our business going forward. The name change is not, however, a condition precedent to the obligations of CMI or PNC to consummate the PNC Acquisition.

    This summary of information concerning the amendment is qualified in its entirety by reference to the proposed amendment itself, a copy of which is attached hereto as Appendix F. For purposes of filing a certificate of amendment with the Delaware Secretary of State, assuming the amendment is approved, the text of the amendment may be combined into a single certificate of amendment with the text of the other amendment for which approval is sought under Proposal No. 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS AMENDMENT TO THE CERTIFICATE
                                OF INCORPORATION

                                 PROPOSAL NO. 4
          APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO
                      INCREASE THE AUTHORIZED COMMON STOCK

    The Board of Directors has approved, and recommends that stockholders approve, adoption of an amendment to our Certificate of Incorporation which would increase the number of authorized shares of Common Stock from 25,000,000 shares to 125,000,000 shares. If this proposal is approved by the stockholders, it will become effective upon filing of an appropriate certificate of amendment to our Certificate of Incorporation with the Secretary of the State of Delaware. If the PNC Acquisition is not approved at the Annual Meeting, the Board reserves the right not to proceed with this amendment.

CURRENT USE OF SHARES

    As of May 5, 2000, 4,999,322 shares of Common Stock were outstanding, and the Board had reserved an aggregate of 775,000 shares reserved for future issuance, including (a) 650,000 shares reserved for issuance upon exercise of outstanding options granted or to be granted under our 1998 stock option plan, and (b) 125,000 shares reserved for issuance upon exercise of outstanding warrants. As a result, we currently have approximately 19,225,678 authorized but unissued and unreserved shares of Common Stock available for future issuance. Pursuant to the PNC Acquisition, 21,500,000 shares of Common Stock are to be issued to the PNC Members. Thus, we need additional authorized shares of Common Stock to complete the PNC Acquisition.

RIGHTS OF ADDITIONAL COMMON STOCK

    The additional Common Stock to be authorized would have rights identical to currently outstanding Common Stock. Approval of this proposal would not affect the rights of the holders of currently outstanding Common Stock, except for effects incidental to the PNC Acquisition and to other possible future issuances of additional shares, such as potential dilution of earnings per share and voting rights of current holders of Common Stock. The Common Stock has no preemptive rights.

EFFECT OF PROPOSAL

    If this proposal is approved, the increased number of authorized shares of Common Stock, over and above those to be issued in the PNC Acquisition, will be available for issuance, from time to time, for such purposes and consideration and on such terms as the Board may approve, and no further vote of our stockholders will be sought except as required by applicable law or by the rules of the Nasdaq National Market, on which the Common Stock is listed. Pursuant to the requirements of the Nasdaq National Market, stockholder approval is required (in addition to the initial authorization of the shares) for the issuance of shares of Common Stock (or securities convertible into Common Stock) under certain circumstances. These circumstances include, among other things, the issuance, in connection with an acquisition, of a number of shares equal to 20% or more of the number of shares outstanding before such issuance, the adoption of certain types of stock option or purchase plans or other arrangements in which stock may be acquired by our officers or directors, and certain issuances that would result in CMI undergoing a change of control.

    The existence of additional authorized shares of Common Stock could have the effect of rendering more difficult or discouraging hostile takeover attempts. Other than our issuance of shares of Common Stock in connection with the PNC Acquisition, however, the Board is not aware of any existing or planned effort to accumulate material amounts of Common Stock, or to acquire CMI by means of a merger, tender officer, solicitation of proxies in opposition to management, or otherwise, or to change CMI's management, nor is the Board aware of any person having made any offer to acquire our Common Stock or assets.

REASON FOR PROPOSAL

    The increase in authorized shares of Common Stock is necessary to enable us to complete the PNC Acquisition if Proposal No. 1 is approved as expected. Following the PNC Acquisition, the availability of additional shares of Common Stock for issuance will afford us with flexibility in the future by increasing the number of authorized but unissued shares of Common Stock available for possible acquisitions, financing requirements, stock splits and other corporate purposes.

    The amendment to our Certificate of Incorporation increasing the authorized shares of Common Stock, if approved by stockholders, will be effective upon the execution and filing of a certificate of amendment with the Delaware Secretary of State.

    As discussed above under Proposal No. 1, the increase in the authorized Common Stock prior to the closing date of the PNC Acquisition is one condition precedent to the obligation of the PNC Members to consummate the PNC Acquisition. If the increase is not approved by the stockholders, the PNC Acquisition cannot be completed.

    This summary of information concerning the amendment is qualified in its entirety by reference to the proposed amendment itself, a copy of which is attached hereto as Appendix G. For purposes of filing a certificate of amendment with the Delaware Secretary of State, assuming the amendment is approved, the text of the amendment may be combined into a single certificate of amendment with the text of the other amendment for which approval is sought under Proposal No. 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS AMENDMENT TO THE CERTIFICATE
                                OF INCORPORATION

                                 PROPOSAL NO. 5
              APPROVAL OF AMENDMENT TO THE 1998 STOCK OPTION PLAN

    In 1998, the Board of Directors adopted and the CMI stockholders approved our 1998 Stock Option Plan (the "1998 Plan") under which 420,000 shares of Common Stock were reserved for purchase thereunder. The 1998 Plan was subsequently amended by the Board of Directors in December 1998. In June 1999, the Board of Directors approved an amendment to the 1998 Plan to increase the number of shares reserved under the plan by 230,000 shares. The amendment was subsequently approved by our stockholders on July 16, 1999. As of May 5, 2000, options were outstanding under the 1998 Plan to purchase a total of 332,250 shares of Common Stock, and an additional 317,750 shares remained available for future grants under the 1998 Plan.

    The Board of Directors has approved, and recommends that stockholders approve, adoption of a further amendment to the 1998 Plan to increase the number of shares reserved under the plan from 650,000 to 5,000,000. Under the terms of the 1998 Plan, this amendment does not require the approval of our stockholders. Nevertheless, unless the amendment is approved by holder of a majority of the shares of Common Stock present at the Annual Meeting, either in person or by proxy, any options granted in excess of the 650,000 shares previously approved by the stockholders would not be eligible for treatment as incentive stock options ("ISOs"). Consequently the Board is asking stockholders to approve the amendment in order to allow the flexibility to grant additional ISOs under the 1998 Plan. We agreed in the Supplement to set forth this proposal to amend the 1998 Plan. This proposal is not, however, a condition precedent to the obligation of the PNC Members to consummate the PNC Acquisition.

    The 1998 Plan is designed to attract and retain the best available personnel for positions of responsibility and to provide incentives to such personnel to promote the success of the business. The Board believes the amendment will be necessary to ensure that sufficient shares are available under the 1998 Plan to reward and motivate existing employees and to attract new employees in the future if the PNC Acquisition is consummated. PNC, as a privately-held company, has no stock option plan nor any options outstanding for key executives and employees. It is common for companies in the Internet industry, such as PNC, to offer significant numbers of options to employees. Assuming the PNC Acquisition is consummated, it is our understanding that the newly-formed Board of Directors intends to continue to use the 1998 Plan as the vehicle to grant stock options to employees. If the combined company does not have the ability to grant significant additional tax-favored options under the 1998 Plan, it may impair the combined company's ability to motivate and attract new employees, which could have a material adverse effect on the combined company's competitive position and financial performance.

    If the PNC Acquisition is not approved at the Annual Meeting, the Board reserves the right not to proceed with this amendment.

    The Board has no current plan or arrangement to issue any particular options.

DESCRIPTION OF 1998 PLAN

    The 1998 Plan provides for the grant to directors, officers, employees and consultants of CMI (including its subsidiaries) of options to purchase shares of Common Stock. The 1998 Plan may be administered by the Board of Directors or a committee of the Board of Directors (in either case, the "Committee"), which has complete discretion to select the optionees and to establish the terms and conditions of each option, subject to the provisions of the 1998 Plan. Options granted under the 1998 Plan may be "incentive stock options" as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified options. To date, all options granted have been nonqualified options.

    The exercise price of incentive stock options may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is to an employee who owns more than 10% of the total combined voting power of all classes of our capital stock). The Code currently limits to $100,000 the aggregate value of Common Stock that may be acquired in any one year pursuant to incentive stock options under the 1998 Plan or any other option plan adopted by CMI. Nonqualified options may be granted under the 1998 Plan at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant. Nonqualified options also may be granted without regard to any restriction on the amount of Common Stock that may be acquired pursuant to such options in any one year.

    Subject to the limitations contained in the 1998 Plan, options granted under the 1998 Plan will become exercisable at such times and in such installments (but not less than 20% per year) as the Committee shall provide in the terms of each individual stock option agreement. The Committee must also provide in the terms of each stock option agreement when the option expires and becomes unexercisable, and may also provide that the option expires immediately upon termination of employment for any reason.

    Unless otherwise provided in the applicable stock option agreement, upon termination of employment of an optionee, all options that were then exercisable would terminate three months (three years in the case of termination by reason of death or disability) following termination of employment. Any options which were not exercisable on the date of such termination would immediately terminate concurrently with the termination of employment.

    The Board of Directors may at any time amend, alter, suspend or terminate the 1998 Plan. No amendment, alteration, suspension or termination of the 1998 Plan will impair the rights of any optionee, unless mutually agreed otherwise between the optionee and the Committee, which agreement must be in writing and signed by the optionee and CMI. Termination of the 1998 Plan will not affect our ability to exercise the powers granted to it hereunder with respect to options granted under the 1998 Plan prior to the date of such termination.

    Options granted under the 1998 Plan may not be exercised more than ten years after the grant (five years after the grant if the grant is an incentive stock option to an employee who owns more than 10% of the total combined voting power of all classes of our capital stock). Options granted under the 1998 Plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their heirs, executors or administrators in the event of death. Under the 1998 Plan, shares subject to cancelled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. The 1998 Plan is effective for ten years, unless sooner terminated or suspended.

SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    Incentive stock options granted under the 1998 Plan will be afforded favorable U.S. federal income tax treatment under the Code. If an option is treated as an incentive stock option, the optionee will recognize no income upon grant or exercise of the option unless the alternative minimum tax rules apply. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. Any gain or loss recognized on such a premature sale of the shares in excess of the amount treated as ordinary income will be characterized as capital gain or loss.

    All other options granted under the 1998 Plan will be nonstatutory stock options and will not qualify for any special tax benefits to the optionee. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory stock option. However, upon exercise of the nonstatutory stock option, the optionee will recognize ordinary income for federal income tax purposes in an amount generally measured as the excess of the then fair market value of each share over its exercise price. Upon an optionee's resale of such shares, any difference between the sale price and the fair market value of such shares on the date of exercise will be treated as capital gain or loss and will generally qualify for long-term capital gain or loss treatment if the shares have been held for more than one year. Recently enacted legislation provides for reduced tax rates for long-term capital gains based on the taxpayer's income and the length of the taxpayer's holding period.

    The foregoing does not purport to be a complete summary of the U.S. federal income tax considerations that may be relevant to holders of options or to CMI. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which an optionee may reside, nor does it reflect the tax consequences of an optionee's death.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE
                               STOCK OPTION PLAN

                                 PROPOSAL NO. 6
                      RATIFICATION OF INDEPENDENT AUDITORS

    The Board of Directors has adopted a resolution appointing Arthur
Andersen & Co. as our independent public accountants for the fiscal year ending December 31, 2000. Arthur Andersen & Co. currently serves as independent public accountants for both CMI and PNC. Stockholder ratification of the selection of Arthur Andersen & Co. as our independent public accountants is not required by our bylaws or otherwise. Nevertheless, the Board is submitting the selection of Arthur Andersen & Co. to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change could be in the best interests of CMI and its stockholders. We do not expect representatives from Arthur Andersen & Co. to be present at the Annual Meeting.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ARTHUR
              ANDERSEN & CO. AS OUR INDEPENDENT PUBLIC ACCOUNTANTS

   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                                   DISCLOSURE

    Effective April 30, 1998, Greenberg & Company, LLC, which had previously been CMI's auditor prior to the exchange reorganization between CML's stockholders and Davin Enterprises, Inc. (which resulted in the current CMI), resigned as our independent accountants. Our Board of Directors approved the appointment of Arthur Andersen & Co. as its new independent accountants on April 30, 1998, and this appointment was subsequently ratified by our stockholders on July 16, 1999.

    Greenberg & Company, LLC's report on our financial statements for the past two years did not contain an adverse opinion or disclaimer, and was not modified as to uncertainty, audit scope or accounting principles during that period. We did not have any disagreements with Greenberg & Company, LLC on any matter of accounting principles, financial statements, auditing scope or procedure during that period.

                       COMPENSATION OF EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation earned by our Chief Executive Officer during the year ended December 31, 1999 and three other executive officers (together, the "named executive officers") whose compensation exceeded $100,000 for that year:

                           SUMMARY COMPENSATION TABLE

                                                                                                LONG TERM
                                                                                              COMPENSATION
                                                                                                AWARDS--
                                              ANNUAL COMPENSATION                              SECURITIES
                                       ---------------------------------   OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR      SALARY        BONUS     COMPENSATION      OPTIONS/SARS(#)
---------------------------            --------   --------      --------   ------------      ---------------
Carl Ka Wing Tong....................    1999     $227,000(1)        --            --                    --
  President and Chief                    1998     $177,000(2)        --            --        112,500 shares
  Executive Officer                      1997     $115,000(3)        --            --                    --
Leo Sheck Pui Kwok...................    1999     $113,000           --       $82,000(4)                 --
  Chief Operating Officer                1998     $ 77,000      $27,000       $84,000(4)      82,500 shares
                                         1997     $ 46,000      $ 4,000       $61,000(4)                 --
John Rempel..........................    1999     $136,000           --            --                    --
  Chief Financial Officer                1998     $  8,000(5)        --            --         22,500 shares
  and Assistant Secretary                1997           --           --            --                    --
Shing Kam Ming.......................    1999     $115,000           --            --                    --
  Senior Vice-President,                 1998     $ 96,000           --            --         22,500 shares
  Controller and Secretary               1997     $ 70,000           --            --                    --

------------------------

(1) Represents fees paid to Carl Tong & Associate Management Consultancy Limited. See "Certain Relationships and Related Transactions--Tong Consulting Arrangement."

(2) Represents $116,000 in compensation paid to Acma Strategic Holdings Limited for consulting services and $61,000 in fees paid to Carl Tong & Associate Management Consultancy Limited. See "Certain Relationships and Related Transactions--Tong Consulting Arrangement."

(3) Represents compensation paid to Acma Strategic Holdings Limited for consulting services. See "Certain Relationships and Related
    Transactions--Tong Consulting Arrangement."

(4) Represents a residence allowance. See "Employment Agreements."

(5) Mr. Rempel joined CMI in November 1998.

OPTION GRANTS IN 1999

    We did not grant any stock options to any named executive officer during 1999.

OPTION EXERCISES IN 1999 AND FISCAL YEAR-END OPTION VALUES

    No options were exercised by any named executive officer during 1999.

                    AGGREGATE FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                   OPTIONS HELD AT FISCAL         MONEY OPTIONS AT FISCAL
                                                         YEAR-END(#)                  YEAR END($)(1)
                                                 ---------------------------   -----------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                                             -----------   -------------   ------------   --------------
Carl Ka Wing Tong..............................     40,179         72,321           $0              $0
Leo Sheck Pui Kwok.............................     29,464         53,036           $0              $0
John Rempel....................................      8,036         14,464           $0              $0
Shing Kam Ming.................................      8,036         14,464           $0              $0

------------------------

(1) The option exercise price in each case exceeded the fair market value per shared based on the closing price of $2.563 reported by the Nasdaq National Market on December 31, 1999.

EMPLOYMENT AGREEMENTS

    We previously were a party to a consulting agreement with Acma Strategic Holdings Limited, which in turn entered into a consulting agreement with Carl Tong & Associate Management Consultancy Limited, a company beneficially owned by Carl Ka Wing Tong, pursuant to which Mr. Tong acted as Managing Director of Acma Strategic Holdings Limited and performed certain other duties, including acting as our President and Chief Executive Officer. We discontinued our arrangement with Acma Strategic upon completion of our public offering on December 23, 1998, and Associate Management assumed the duties previously performed by Acma Strategic. The terms of these agreements are described under "Certain Relationships and Related Transactions--Tong Consulting Arrangement." Consulting arrangements such as our arrangement with Mr. Tong are commonplace in Hong Kong.

    In January 1996, we entered into a service agreement with Leo Sheck Pui Kwok pursuant to which he was appointed as an executive officer of CMI, effective as of February 1, 1996, for a term of three years. The appointment automatically renews for a one-year term on each anniversary beginning on February 1, 1999, unless either party provides six months written notice to terminate the agreement. The agreement provides that Mr. Kwok would receive a salary of $46,000 and a stated bonus for the first year and that, thereafter, his salary, bonus and benefits would be subject to annual review by the Board. In addition, we provide Mr. Kwok with a residence allowance.

    In January 1997, CML, our wholly-owned Hong Kong subsidiary, adopted a defined contribution pension plan which is available to all of our Hong Kong employees with at least three months of continuous service. Participating employees may make monthly contributions to the pension plan of up to 5% of each employee's base salary, with matching contributions by CMI. The Hong Kong employees (or their beneficiaries) are entitled to receive their entire contribution and our matching contributions, with accrued interest thereon, upon retirement or death of the employee. Upon resignation or termination (other than for serious misconduct), employees are entitled to receive their entire contributions to the pension plan, with accrued interest thereon, plus the vested portion of our matching contributions. A participating employee becomes fully vested with respect to 30% of our matching contributions to the pension plan after completing three years of service with CMI and becomes vested with respect to an additional 10% of our matching contributions for each year of continuous service thereafter through year ten. CML's subsidiaries, Excel Master Limited and Carison Engineering Limited, have each adopted substantially identical pension plans for their employees. Any forfeited contributions made by CMI and the accrued interest thereon are used to reduce future employer's contributions. The aggregate amount of our contributions (net of forfeited contributions) for the years ended December 31, 1997, 1998 and December 31, 1999 was approximately $50,000, $68,000 and $103,000, respectively.

    Our employees in the PRC are all hired on a contractual basis and consequently we have no obligation for pension liabilities to these employees.

1998 STOCK OPTION PLAN

    Pursuant to our 1998 Stock Option Plan, 650,000 shares of Common Stock are currently authorized for issuance upon the exercise of options designated as either (1) options intended to constitute incentive stock options under the Internal Revenue Code of 1986, as amended, or (2) non-qualified options. Under the 1998 Plan, we may grant incentive stock options to our employees and officers. We may grant non-qualified options to our consultants, directors (whether or not they are employees), employees or officers.

           REPORT OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

    NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF OUR PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE THIS PROXY STATEMENT OR FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN WHOLE OR IN PART, THE FOLLOWING REPORT AND THE PERFORMANCE GRAPH WHICH FOLLOWS WILL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

    The following Report of the Board of Directors on Executive Compensation describes the compensation policies and rationale applicable to our executive officers with respect to the compensation paid to such executive officers for the year ended December 31, 1999.

    The Board's compensation committee (the "Compensation Committee") recommends and reviews the compensation paid to our executive officers; our stock option plan, however, is currently administered by the full Board of Directors. The Compensation Committee currently consists of Carl Ka Wing Tong, Steve Gordon and Clayton K. Trier. The current Board of Directors consists of Mr. Tong, Leo Sheck Pui Kwok, Mr. Gordon and Mr. Trier. Mr. Tong serves as our President and Chief Executive Officer. Mr. Kwok serves as our Chief Operating Officer. Mr. K. S. Chou also served as a director during 1999.

    During the year ended December 31, 1999, we paid consulting fees in the amount of $227,000 to Carl Tong & Associate Management Consultancy Limited ("Associate Management"), a company beneficially owned by Mr. Tong, pursuant to an agreement with Associate Management pursuant to which Mr. Tong serves as our President and Chief Executive Officer. These consulting fees are reflected as compensation to Mr. Tong in the summary compensation table above under "Executive Compensation." These types of arrangements are not uncommon in Hong Kong. For more on this arrangement, see below under "Certain Relationships and Related Transactions--Tong Consulting Arrangement."

    Subject to existing contractual obligations, the base salaries of our executives are fixed based on job responsibilities and a limited review of compensation practices for comparable positions at corporations which compete with CMI in its business or are of comparable size and scope of operations in Hong Kong. Bonuses for our executives are not determined through the use of specific criteria. Rather, the Compensation Committee bases bonuses on CMI's overall performance, profitability, working capital management and other qualitative and quantitative measurements. In determining the amount of bonuses, if any, to be awarded, the Compensation Committee considers our net sales growth and profitability for the applicable period and each executive's contribution to our success. The Compensation Committee's decisions are based primarily on informal judgments believed to be fair and reasonable and in the best interests of CMI and our stockholders. For the year ended December 31, 1999, no bonuses were paid to CMI's executive management.

    The Board believes that equity ownership by executive officers provides incentive to build stockholder value and aligns the interests of executive officers with the interests of stockholders. Effective upon the successful completion of CMI's public offering in December 1998, stock options covering a total of 340,500 options were granted at the public offering price of $5.00 per share to 21 people, including 112,500 to Mr. Tong and 82,500 to Mr. Kwok. Under CMI's current stock option plan, a total of 650,000 shares of Common Stock were available for the granting of stock options, and it was the Board's intent to review job responsibilities, individual performance, current option position and other criteria and, where applicable, grant additional options in 2000. However, under the terms of the pending acquisition agreement with PNC, no options will be granted prior to the Closing.

    The Board considers awarding stock option grants on a periodic basis. The Board believes that these additional grants provide an incentive for executive officers and other key employees to remain with CMI. Under our current stock option plan, options are granted at the market price of the Common Stock on the date of grant and, consequently, will have value only if the price of the Common Stock increases over the exercise price. In determining the size of the periodic grants, the Board of Directors will consider various factors, including the amount of any prior option grants, the executive's or employee's performance during the current fiscal year and his or her expected contributions during the succeeding fiscal year.

    The foregoing report on executive compensation is provided by the Board of Directors as a whole: Carl Ka Wing Tong, Leo Sheck Pui Kwok, Steve Gordon and Clayton K. Trier.

                               PERFORMANCE GRAPH

    The chart below sets forth a line graph comparing the performance of our Common Stock against the Nasdaq Market Index and an index consisting of companies sharing our Standard Industrial Classification (SIC) Code ("SIC Code Index") for the period from December 23, 1998 (the date on which the market price of our Common Stock was first quoted by the Nasdaq National Market) through December 31, 1999. The indices assume that the value of an investment in our common stock and each index was 100 on December 23, 1998 and that dividends, if any, were reinvested.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            CREATIVE MASTER       SIC         NASDAQ
          International, Inc.  Code Index  Market Index
12/23/98               100.00      100.00        100.00
12/31/98               120.00      100.00        100.00
3/31/99                120.00      110.94        111.72
6/30/99                120.00      114.35        121.57
9/30/99                 81.25       88.61        123.55
12/31/99                57.66       67.60        182.47

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Directors, executive officers and greater than 10% stockholders are required by the Commission's regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to us and the representations made by the reporting persons to us with respect to any required Form 5 filings, we believe that during the year ended December 31, 1999, its directors, officers and 10% stockholders complied with all filing requirements under Section 16(a) of the Exchange Act.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of CMI Common Stock as of April 29, 2000 by (i) each person known by CMI to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each of our directors,
(iii) each of the named executive officers and (iv) all of our directors and executive officers as a group. The table also sets forth the expected beneficial ownership of Common Stock immediately following (and assuming) consummation of the PNC Acquisition by (i) the foregoing persons, (ii) each person expected to beneficially own 5% or more of the shares of Common Stock expected to be outstanding upon consummation of the PNC Acquisition and (iii) each of the director-designees of PNC referred to under "Appointment of Directors and Officers Following the PNC Acquisition" in Proposal No. 1 above.

    The information set forth in the table and accompanying footnotes has been furnished by the named beneficial owners.

                                                                                 EXPECTED CMI OWNERSHIP
                                                                              ASSUMING CONSUMMATION OF THE
                                      CMI OWNERSHIP AS OF APRIL 29, 2000            PNC ACQUISITION
                                      -----------------------------------   --------------------------------
                                      AMOUNT AND NATURE OF                  AMOUNT AND NATURE OF
                                      BENEFICIAL OWNERSHIP    PERCENT OF    BENEFICIAL OWNERSHIP    PERCENT
NAME AND ADDRESS                      (NUMBER OF SHARES)(1)      CLASS      (NUMBER OF SHARES)(1)   OF CLASS
----------------                      ---------------------   -----------   ---------------------   --------
Carl Ka Wing Tong(2)................          308,370              6.1%               308,370          1.2%
Leo Sheck Pui Kwok(3)...............          601,778              9.4%               601,778          2.3%
Steve Gordon(4).....................            8,500                *                  8,500            *
Clayton K. Trier(4).................           17,500                *                 17,500            *
Acma Ltd.(5)........................        2,364,430             47.3%             2,364,430          8.9%
B2B Ltd.(6).........................               --               --              7,000,000         26.4%
Tony Tong(7)........................               --               --              1,662,500          6.3%
Oei Hong Leong(8)...................               --               --              2,012,500          7.6%
Fortune E-Commerce Ltd.(9)..........               --               --              2,310,000          8.8%
APP China Group Limited(10).........               --               --              1,750,000          6.6%
Richard Hui(11).....................               --               --                787,500          3.0%
Sino Mart Management Ltd.(12).......               --               --              1,400,000          5.3%
Franky Widjaja(13)..................               --               --                     --           --
David Bussmann(13)..................               --               --                     --           --
David Norman(13)....................               --               --                     --           --
Donald W. Tang(13)..................               --               --                     --           --
All directors and executive officers
  as group..........................          959,586(14)         18.7%             4,907,500(15)     18.6%

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person is c/o CMI at Casey Industrial Building, 8(th) Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

(2) Includes 50,223 shares issuable upon the exercise of stock options which will be exercisable within 60 days of April 29, 2000. Mr. Tong is a Managing Director and 10% stockholder of Acma Strategic Holdings Limited. As such, Mr. Tong shares investment and voting power with respect to the shares shown as beneficially owned by Acma Strategic Holdings Limited (see note 5 below). Mr. Tong disclaims beneficial ownership of such shares, however.

(3) Of the shares shown, 564,948 are held of record by Superego, Inc., a British Virgin Islands company beneficially owned by Mr. Kwok. Includes 36,830 shares issuable to Mr. Kwok upon the exercise of stock options which will be exercisable within 60 days of April 29, 2000.

(4) Includes 7,500 shares issuable upon the exercise of currently exercisable stock options.

(5) The shares shown as being owned by Acma Ltd. consist of 1,838,157 shares held of record by Acma Strategic Holdings Limited and an additional 526,273 shares held of record by Acma Investments Pte., Ltd., a wholly-owned subsidiary of Acma Ltd. Acma Investments Pte., Ltd. is a 90% stockholder of Acma Strategic Holdings Limited. The address of Acma Ltd. is 17 Jurong Port Road, Singapore 619092.

(6) B2B Ltd.'s address is 52/F Bank of China Tower, 1 Garden Road, Hong Kong.

(7) Director-designee of PNC. Excludes 1,400,000 shares to be owned by Sino Mart Management Ltd., as to which shares Mr. Tong disclaims beneficial ownership. Mr. Tong's address is c/o PNC at 3405 Annapolis Lane North, Suite 8, Minneapolis, MN 55447.

(8) Director-designee of PNC. Mr. Oei's address is c/o B2B Ltd., 52/F Bank of China Tower, 1 Garden Road, Hong Kong.

(9) The address of Fortune E-Commerce Ltd, is Room 1502-7, 15/F Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung, N.T., Hong Kong.

(10) APP China Group Limited's address is 23/F Financial Square, 333 Jou Jiang Road, Shanghai, China 200001.

(11) Director-designee of PNC. Excludes 262,500 shares to be owned by Ms. Sally Lee, Mr. Hui's wife, as to which shares Mr. Hui disclaims beneficial ownership.

(12) Sino Mart Management Ltd. is owned by Mr. Tong Cho Sam, the father of
    Mr. Tony Tong. Its address is c/o 29/F Aon Insurance Tower, 3 Lockhart Road, Wanchai, Hong Kong.

(13) Director-designee of PNC.

(14) Represents the aggregate holdings of seven persons. Includes 125,491 shares issuable upon the exercise of stock options which will be exercisable within 60 days of April 29, 2000.

(15) Represents the aggregate holdings of ten persons, including the director-designees of PNC. Includes 7,500 shares issuable upon the exercise of stock options which will be exercisable within 60 days of April 29, 2000.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

CARL TONG CONSULTING ARRANGEMENT

    In January 1996, we entered into a consulting agreement with Acma Strategic Holdings Limited, one of our principal stockholders, under which Acma Strategic was to receive an annual consulting fee of approximately $106,000. Acma Strategic is a private investment company whose only investment is its ownership of our Common Stock. Mr. Tong is a director and 10% stockholder of Acma Strategic. In addition, under the terms of the agreement, CMI, at its discretion, paid Acma Strategic a performance bonus of up to 2.5% of our consolidated net after-tax profits. During 1998, we paid consulting fees in the amount of $116,000 to Acma Strategic for consulting services provided pursuant to this consulting agreement.

    Acma Strategic entered into a consulting agreement with Carl Tong & Associate Management Consultancy Limited ("Associate Management"), a company beneficially owned by Mr. Tong, pursuant to which Mr. Tong serves as a director of Acma Strategic and performs such other duties as requested by Acma Strategic, including acting as our President and Chief Executive Officer. Associate Management received all amounts paid by CMI to Acma Strategic during 1996, 1997 and 1998.

    We discontinued our arrangement with Acma Strategic upon completion of our public offering on December 23, 1998, and Associate Management assumed the duties previously performed by Acma Strategic. During 1999, we paid consulting fees in the amount of $227,000 to Associate Management. This is reflected as compensation to Mr. Tong in the summary compensation table above under "Executive Compensation."

TFS CONSULTING AGREEMENT

    In 1996, we entered into a one-year, annually renewable consulting agreement with TFS Limited. Steve Gordon, a director of CMI, is the principal owner of and performs the functions of chief executive officer for TFS Limited. During 1998 and 1999, we paid $179,000 and $172,000, respectively, to TFS Limited.

LOANS TO CML

    Messrs. Kwok and Tong had outstanding certain non-interest bearing loans to CML in the amounts of $438,000 and $232,000, respectively, as of September 30, 1998. The loans were repayable on demand. As of October 1, 1998, the principal amounts of the outstanding loans were converted into unsecured, non-interest bearing term loans which are due and payable in six equal semi-annual installments commencing March 31, 1999 and ending September 30, 2001. As of December 31, 1999, the aggregate outstanding balance of the loans was $321,000 and $186,000, respectively.

    In addition, in 1997, Acma Strategic advanced $9,000 on CML's behalf, which was repaid, without any interest, in January 1998.

LOANS FROM CML

    During 1995, 1996 and 1997, Mr. Tong borrowed certain amounts from CML. The maximum balance of such loans at any one time was $124,000. The loans were non-interest bearing and were repayable on demand. All loan transactions ceased upon the completion of our exchange reorganization in December 1997. The loans were repaid in full in September 1998.

GUARANTEES OF CMI DEBT

    As of December 31, 1999, we had credit facilities with Hang Seng Bank, Banque Nationale de Paris and Commonwealth Finance Corporation Limited of $258,000, $356,000, and $1,291,000, respectively, some of which Messrs. Tong and Kwok personally guarantee. The facilities also are secured by a mortgage on certain real property owned by Mr. Tong. Additionally, Acma Strategic guarantees certain of our debt. As of December 31, 1999, we had outstanding balances under such facilities in an aggregate amount of approximately $1,150,000. We are currently attempting to eliminate the guarantees of Messrs. Tong and Kwok and Acma Strategic.

        STOCKHOLDER PROPOSALS AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS

    Stockholder proposals submitted for inclusion in our Proxy Statement and form of proxy relating to our 2001 Annual Meeting of Stockholders must be received by February 5, 2001. If we are not notified of a stockholder proposal by April 21, 2001, then the proxies held by our management may provide the discretion to vote against such stockholder proposal, even though such proposal is not discussed in the Proxy Statement. Stockholder proposals should be submitted to Chief Financial Officer, Creative Master International, Inc., Casey Ind Bldg., 8th Floor, 18 Bedford Rd., Taikoktsui, Kowloon, Hong Kong.

                                    EXPERTS

    The financial statements of CMI as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included in this Proxy Statement in reliance upon the reports of Arthur Andersen & Co., independent public accountants, and upon their authority as experts in accounting and auditing.

    The financial statements of PNC as of December 31, 1999, and for the period from July 8, 1999 (inception) to December 31, 1999, have been included in this Proxy Statement in reliance upon the report of Arthur Andersen LLP, independent public accountants, and upon their authority as experts in accounting and auditing.

                                 OTHER MATTERS

    In view of the proposed PNC Acquisition, we dispensed this year with the preparation of a glossy annual report to stockholders. Attached as Appendix H to this Proxy Statement is a copy of our Annual Report on Form 10-KSB for the year ended December 31, 1999, which, together with this Proxy Statement, will suffice for our annual report.

    This Proxy Statement includes the information as to the director-designees of PNC required by Section 14(f) and Rule 14f-1 under the Securities Exchange Act of 1934 and serves as the notice to stockholders required by Rule 14f-1.

    We know of no other matters that are likely to be brought before the Annual Meeting. If, however, other matters not now known or determined properly come before the Annual Meeting, the persons named as proxies in the enclosed proxy card or their substitutes will vote such proxy in accordance with their discretion with respect to such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Stockholders may read and copy any reports, statements or other information that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our public filings are also available from commercial document retrieval services and at the Internet Web site maintained by the SEC at http://www.sec.gov.

    STOCKHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT TO VOTE THEIR SHARES AT THE ANNUAL MEETING. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JUNE 5, 2000. STOCKHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT NOR THE ISSUANCE OF COMMON STOCK IN THE PNC ACQUISITION WILL CREATE ANY IMPLICATION TO THE CONTRARY.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    When used in this Proxy Statement, the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which speak only as of the date of this Proxy Statement. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include those risks, uncertainties and risk factors identified under the heading "Proposal
No. 1--Risks Related to the PNC Acquisition." We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

       THE STOCKHOLDERS ARE URGED TO COMPLETE, SIGN, AND RETURN PROMPTLY
                THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE

June 5, 2000                                   By Order of the Board of Directors,

                                               Shing Kam Ming
                                               Secretary

                                                                      APPENDIX A

                            SHARE EXCHANGE AGREEMENT

    THIS SHARE EXCHANGE AGREEMENT ("Agreement") is dated as of February 17, 2000 by and between Creative Master International, Inc. ("Company") and Tony Tong, Wan Sang Hui, Lee Li, James Mullin, John Farrell, Paul Poung-Hwa Chow, Fung Oi Ip Alfonso, Oei Hong Leung, Fortune E-Commerce Limited, B2B Limited (collectively, "Shareholders"), the owner of PacificNet.com LLC ("PNC") and PNC.

                                    RECITALS

    WHEREAS, Shareholders own 100% of the issued and outstanding stock of PNC (the "Shares"), and;

    WHEREAS, PNC is a Minnesota limited liability company and is engaged in the business of providing Internet business-to-business and business-to-consumer e-commerce services, e-commerce software application and other e-commerce related services.

    WHEREAS, Company is a Delaware incorporated US public company, currently traded on the NASDAQ National Market under the symbol CMST, and;

    WHEREAS, Company desires to acquire the Shares and Shareholders desire to exchange the Shares for newly issued stock in the Company.

                                   AGREEMENT

    NOW, THEREFORE, in consideration of the mutual covenants and terms contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties agree as follows:

I.  EXCHANGE OF THE SHARES AND CONSIDERATION

    1.01 SHARES BEING EXCHANGE. Effective at the closing of this Agreement (the "Closing"), and subject to the terms and conditions of this Agreement, Shareholders shall assign, transfer and deliver to the Company all of the Shares.

    1.02 CONSIDERATION. Subject to the terms and conditions of this Agreement, and in consideration of the assignment and delivery of the Shares to the Company, the Company shall at Closing issue to Shareholders under/or their designees, and Shareholders and/or their designees shall purchase, acquire and/or accept from the Company, 21,000,000 shares in the Company (the "Consideration").

    1.03 CLOSING. The Closing of the transaction contemplated by this Agreement (the "Closing") shall take place at the offices of Troy & Gould or other such place as mutually agreed upon, following by the necessary Company shareholders approval procedures.

    1.04 METHOD OF CLOSING. The method of closing shall require the parties to satisfy the conditions specified in Section 6.

II.  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS AND PNC

    Shareholders and PNC represent and warrant to the Company as follows, as of the closing:

    2.01 ORGANIZATION. PNC is a corporation duly organized, validly existing and in good standing under the laws of Minnesota. PNC has the corporate power and authority to carry on its business as presently conducted; and is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on its business.

    2.02  CAPITALIZATION.

        (a) All issued and outstanding shares of PNC are duly authorized, validly issued, issued for value, fully paid and non-assessable. Shareholders own 100% of all the shares in PNC.

        (b) There are no outstanding preferred stock, options, warrants, or any other rights to purchase any securities of PNC. Company acknowledges and agrees that any outstanding options, warrants, and other rights to purchase securities in Shareholders shall be transferred to Company on an equivalent basis, at the time of closing.

    2.03 AUTHORITY. Shareholders have full power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly authorized and approved by Shareholders and no other corporate proceedings on the part of PNC and/or Shareholders are necessary to authorize this Agreement and the transactions contemplated hereby.

    2.04 FINANCIAL INFORMATION. The Financial Information provided by Shareholders to Company is accurate and no misleading, to the best of Shareholders' knowledge.

    2.05 LITIGATION. There is no litigation, proceeding or investigation pending or threatened against PNC affecting any of its properties, subsidiaries, or assets that might result, either in any case or in the aggregate, in any adverse change in the business, operations, affairs or condition of PNC or its properties or assets, or that might call into question the validity of this Agreement, or any action taken or to be taken pursuant hereto.

    2.06 ASSETS. Shareholders have good and marketable title to their shares in PNC, and PNC has good and marketable title to all of its assets and properties now carried on its books.

    2.07 CONTRACTS AND UNDERTAKINGS. PNC and its subsidiary business operations are not in material default, or alleged to be in material default, under any Contract or Undertaking.

    2.08 NO CONFLICT. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in a breach of any form or provision of, or constitute a default under, the Articles of PNC, or any agreement, contract or instrument to which PNC is a party or by which it or any of its assets are bound.

    2.09 ACCURACY. No document furnished to the Company by or on behalf of the Company in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or when taken as a whole omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

    2.10 FINANCIAL STATEMENTS AND TAX FILINGS. The financial statements of PNC (the "Financial Statements") submitted to the Company (a) were prepared in accordance with the books and records of PNC; (b) were prepared in accordance with generally accepted accounting principles consistently applied; (c) are accurate and fairly present PNC's financial condition and the results of its operations as of the relevant dates thereof and for the periods covered thereby;
(d) contain and reflect all necessary adjustments and accruals for a fair presentation of PNC's financial condition and the results of its operations for the periods covered by the said financial statements; and (e) contain and reflect adequate provisions for all reasonably anticipated liabilities with respect to the period(s) then ended.

    2.11 ABSENCE OF MATERIAL CHANGES. Since December 31, 1999, except as described in any Exhibit hereto or as required or permitted under this Agreement, there has not been any material negative change in the condition (financial or otherwise) of the properties, assets, liabilities or business of Company, except changes in the ordinary course of business which, individually and in the aggregate, have not been materially adverse.

    2.12 COMPLIANCE WITH LAW. PNC has in all material respects complied with and is now in all material respects in compliance with, all relevant laws applicable to PNC. The transfer of PNC stock contemplated by this Agreement will take place in compliance with relevant laws applicable to such transfer.

III.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to Shareholders as follows, as of the Closing:

    3.01  ORGANIZATION.

        (a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, has the corporate power and authority to carry on its business as presently conducted and is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on the business of the Company.

        (b) Copies of the Certificate of Incorporation and the Article and Bylaws of the Company, supplied to PNC prior to closing, are complete and correct copies of the Articles of Incorporation and the Bylaws of the Company as amended and in effect on the date hereof. All minutes of meetings and actions in writing without a meeting of the Board of Directors and shareholders of the Company are contained in the minute book of the Company and no minutes or actions in writing without a meeting have been excluded in such minute book.

    3.02 CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock. 5,500,000 shares will be issued and outstanding prior to the closing. In addition, there are 340,500 stock options outstanding, at $5 per share, subject to specific vesting terms. All outstanding shares are duly authorized, validly issued, fully paid and non-assessable. Except for that described above, there are no outstanding shares of capital stock or other securities or other equity interests of the Company or rights of any kind to acquire stock, other securities or other equity interests.

    3.03 AUTHORITY. The Company has full power and authority to enter into this Agreement and to carry out the transactions contemplated herein.

    3.04 FINANCIAL STATEMENTS. The Company's financial statements have been prepared in accordance with US generally accepted accounting principles. The Company is not subject to any material undisclosed liability or obligation of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due.

    3.05 LITIGATION. There is no litigation, proceeding, government inquiry, or investigation pending or to the knowledge of the Company, threatened against the Company affecting any of its properties or assets, or, to the knowledge of the Company that might result, either in any case or in the aggregate, in any material adverse change in the business, operations, affairs or condition of the Company or any of its properties or assets, or that might call into question the validity of this Agreement, or any action taken or to be taken pursuant hereto.

    3.06 TITLE TO ASSETS. The Company has good and marketable title to all of its assets and properties now carried on its books including those reflected in the balance sheet contained in the Company's financial statements, free and clear of all liens, claims, charges, security interests or other encumbrances, except as described in the balance sheet included in the Company's finance statements or on any Exhibits attached hereto.

    3.07 CONTRACTS AND UNDERTAKINGS. The Company is not in material default, or alleged to be in material default, under any Contract and, to the knowledge of the Company, no other party to any Contract to which the Company is a party is in default thereunder nor, to the knowledge of the

Company, does there exist any condition or event which, after notice or lapse of time or both, would constitute a default by any party to any such Contract.

    3.08 NO CONFLICT. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby will not conflict with or result in a breach of any term or provision of, or constitute a default under, the Certificate of Incorporation or Bylaws of the Company, or any agreement, contract or instrument to which the Company is a party or by which it or nay of its assets are bound.

    3.09 ACCURACY. No public filing, certificate or other document furnished to Shareholders by or on behalf of the Company in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or when taken as a whole omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

    3.10 FINANCIAL STATEMENTS. The financial statements of the Company (the "Financial Statements") set forth in its public filings (a) were prepared in accordance with the books and records of the Company; (b) were prepared in accordance with generally accepted accounting principles consistently applied;
(c) are accurate and fairly present the Company's financial condition and the results of its operations as of the relevant dates thereof and for the periods covered thereby; (d) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company's financial condition and the results of its operations for the periods covered by the said financial statements; and
(e) contain and reflect adequate provisions for all reasonably anticipated liabilities with respect to the period(s) then ended.

    3.11  ABSENCE OF MATERIAL CHANGES.  Since the September 30, 1999 SEC
Form 10QSB filing, except as described in any Exhibit hereto or as required or permitted under this Agreement, there has been:

        (a) any material change in the condition (financial or otherwise) of the properties, assets, liabilities or business of the Company, except changes in the ordinary course of business which, individually and in the aggregate, have not been materially adverse.

        (b) any undisclosed redemption, purchase or other acquisition of any shares of the capital stock of Company, or any issuance of any shares of capital stock or the granting, issuance or exercise of any rights, warrants, options or commitments by the Company relating to their authorized or issued capital stock.

    3.12 COMPLIANCE WITH LAW. The Company has in all material respects complied with and it is now in all material respects in compliance with, all Federal and State laws applicable to the Company, including that the Company is current in its SEC filings. The Consideration will be issued in full compliance with all state and federal securities laws.

IV.  COVENANTS AND AGREEMENTS OF THE PARTIES EFFECTIVE PRIOR TO CLOSING

    4.01 CORPORATE EXAMINATIONS AND INVESTIGATIONS. Prior to the Closing, Shareholders shall be entitled, through their employees and representatives, to make such investigations and examinations of the books, records and financial condition of the Company as Shareholders may request to verify the Company's representations. Company shall furnish Shareholders and their representatives during such period with all such information as Shareholders or their representatives may reasonably request and cause the Company's officers, employees, consultants, agents, accountants and attorneys to cooperate fully with Shareholder or its representatives in connection with such review and examination and to make full disclosure of all information and documents requested by Shareholders and/or their representatives. Company shall have the right to request additional information on PNC. Company acknowledges that US GAAP audits will not be available on PNC until after the Closing. Shareholders agree to supply Company with copies of available financial and business information as requested. Each party's investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, with copies of requested documents to be provided to the other party upon request.

    4.02 COOPERATION; CONSENTS. Prior to the Closing Date, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or a license or permit from which is required for the consummation of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

    4.03 CONDUCT OF BUSINESS. From the date hereof through the Closing, the Company and PNC shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct as of the Closing as if made at and as of the Closing. Without the prior written consent of Shareholders, except as expressly set forth herein, the Company shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue as of the Closing.

    4.04 NOTICE OF DEFAULT. From the date hereof through the Closing, each party hereto shall give to the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party's representations or warranties contained herein.

V.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

    All representations, warranties and covenants of the Company, Shareholders and PNC contained herein shall survive the closing for a period of two years.

VI.  CONDITIONS PRECEDENT TO CLOSING

    6.01 CONDITIONS PRECEDENT TO OBLIGATION OF SHAREHOLDERS. The obligations of Shareholders under this Agreement shall be subject to each of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES OF COMPANY TO BE TRUE. The representations and warranties of Company herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. The Company shall have performed in all material respects all obligations and complied in all material respects, to its actual knowledge, with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

        (b) NO LEGAL PROCEEDINGS. No injunction or restraining order shall be in effect prohibiting this Agreement, and no action or proceeding shall have been instituted and, at what would otherwise have been the Closing, remain pending before the court to restrain or prohibit the transactions contemplated by this Agreement.

        (c) STATUTORY REQUIREMENTS. All statutory requirements for the valid consummation by the Company of the transactions contemplated by this Agreement shall have been fulfilled. All authorizations, consents and approvals of all governments and other persons required to be obtained in order to permit consummation by the Company of the transactions contemplated by this Agreement shall have been obtained.

        (d) DIRECTOR RESIGNATION. Prior to the Closing, all but one of the directors of the Company shall have submitted their resignations to Company to be held in escrow and to become effective at the Closing.

        (e) NO MATERIAL ADVERSE CHANGE. Following the execution of this Agreement, there shall not have occurred any material adverse change in the financial condition, business, or operations of, nor shall nay event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations, of Company.

        (f) BOARD OF DIRECTORS' APPROVAL. This Agreement shall have received Shareholders Board of Director's approval prior to Closing.

    6.02 CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPANY. The obligation of the Company under this Agreement shall be subject to the following conditions:

        (a)  REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS AND PNC TO BE
    TRUE. The representations and warranties of Shareholders herein contained shall be true in all material respects as of the Closing, and shall have the same effect as though made at the Closing; Shareholders shall have performed in all material respects all obligations and complied in all material respects, with all covenants and conditions required by this Agreement to be performed or complied with by them prior to the Closing.

        (b) NO LEGAL PROCEEDINGS. No injunction or restraining order shall be in effect, and no action or proceeding shall have been instituted and, at what would otherwise have been the Closing, remain pending before the court to restrain or prohibit the transactions contemplated by this Agreement.

        (c) STATUTORY REQUIREMENTS. All statutory requirements for the valid consummation by Shareholders of the transactions contemplated by this Agreement shall have been fulfilled. All authorizations, consents and approvals of all governments and other persons required to be obtained in order to permit consummation by Shareholders of the transactions contemplated by this Agreement shall have been obtained, including, but not limited to, requirements imposed by the government of Hong Kong.

        (d) NO MATERIAL ADVERSE CHANGE. Following the execution of this Agreement, there shall not have occurred any material adverse change in the financial condition, business, or operations of, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations, of PNC.

        (e) BOARD OF DIRECTOR'S APPROVAL. This Agreement shall have received Company Board of Director's approval prior to Closing.

VII.  MISCELLANEOUS

    7.01 EXPENSES OF SALE. Except as otherwise provided herein, each party shall bear its own direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated herein. Without limitation, such expenses shall include the fees and expenses of all attorneys, brokers, investment bankers, accountants, agents, advisors, and finders and other professionals incurred in connection herewith, acting on behalf of such party.

    7.02 PARTIES IN INTEREST. Except otherwise expressly provided herein, all the terms and provisions of this Agreement shall binding upon, shall inure to the benefit of and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors, designees and assigns of the parties hereto.

    7.03 ENTIRE AGREEMENT; AMENDMENTS. This Agreement, including any Schedules, Exhibits and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or assigns.

    7.04 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute on e and the same instrument.

    7.05 TERMINATION. In the event that one party's due diligence determines a material breach or inaccuracy in the other's representation(s) or other terms of this Agreement, the party may terminate its obligations under this Agreement by providing written notice of the breach. If the breach is not cured within 10 calendar days, the agreement is terminated, with no further obligations of the parties.

    7.06 GOVERNING LAW. This Agreement shall be subject to New York law and jurisdiction, except insofar as the laws of the jurisdictions of domicile of the parties shall control in any conflict of laws dispute.

    IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

PacificNet.com LLC                                 Creative Master International, Inc.

By:  /s/ TONY TONG                                 By:  /s/ CARL TONG
     ---------------------------------------            ---------------------------------------
     Name:  Tony Tong                                   Name:  Carl Tong
     Title:  CEO                                        Title:  CEO

/s/ TONY TONG                                      /s/ WAN SANG HUI*
-------------------------------------------        -------------------------------------------
Tong I, Tony                                       Wan Sang Hui

/s/ LEE LI*                                        /s/ JAMES MULLIN*
-------------------------------------------        -------------------------------------------
Lee Li                                             James Mullin

/s/ JOHN FARRELL*                                  /s/ PAUL POUNG HWA CHOW*
-------------------------------------------        -------------------------------------------
John Farrell                                       Paul Poung-Hwa Chow

/s/ FUNG OI IP ALFONSO*                            /s/ OEI HONG LEONG*
-------------------------------------------        -------------------------------------------
Fung Oi Ip Alfonso                                 Oei Hong Leong

Fortune E-Commerce Limited                         B2B Limited

By:  *                                             By:  *
     ---------------------------------------            ---------------------------------------
     Name:                                              Name:
     Title:                                             Title:

*By Tony Tong, attorney-in-fact.

                                                                      APPENDIX B

                     SUPPLEMENT TO SHARE EXCHANGE AGREEMENT

    SUPPLEMENT TO SHARE EXCHANGE AGREEMENT, dated as of April 29, 2000 (this "Supplement"), among Creative Master International, Inc., a Delaware corporation (the "Company"), PacificNet.com LLC, a Minnesota limited liability company ("PNC"), and the members of PNC and other persons and entities listed on the signature pages hereto (collectively, the "Members").

                                   RECITALS:

    WHEREAS, the Company, PNC and certain of the Members have entered into that certain Share Exchange Agreement dated as of February 17, 2000 (the "Exchange Agreement"); and

    WHEREAS, each of the Members owns or has the right to acquire membership interests in PNC as set forth in Schedule 3.1(b) to this Supplement; and

    WHEREAS, the parties desire to supplement the Exchange Agreement as set forth in this Supplement to address certain matters not provided for in the Exchange Agreement and to clarify certain of the terms and conditions thereof.

    NOW, THEREFORE, in consideration of the premises, and in reliance on the representations, warranties and covenants contained in the Exchange Agreement and herein, the parties hereby agree as follows:

                                   ARTICLE I
                                  THE EXCHANGE

    Section 1.1. EXCHANGE; EXCHANGE PROCEDURES. Sections 1.01, 1.02 and 1.04 of the Exchange Agreement are hereby deleted in their entirety and the following new Sections 1.01 and 1.02 substituted therefor:

        1.01  THE EXCHANGE.

        (a) At the closing (the "Closing") of the transactions contemplated by the Exchange Agreement, as amended and supplemented by this Supplement, all membership interests ("MI's") issued and outstanding immediately prior to the Closing shall be surrendered and assigned to the Company by the Members in exchange for the Company's sale and issuance to the Members, pro rata in accordance with their relative ownership of MI's, of an aggregate of 21,500,000 shares (the "Exchange Shares") of validly issued, fully paid and nonassessable shares of common stock, $.0001 par value per share, of the Company ("Common Stock").

        (b) If as a result of the foregoing any of the Members would receive a fractional share of the Common Stock, such fractional share shall be rounded up to the nearest whole share of the Common Stock.

        (c) Prior to the Closing, the Company shall not effect any change in its capital. For purposes of this Supplement, a "change" in the capital of the Company shall include any issuance of capital stock, options, warrants or other right to purchase shares of capital stock in the Company (other than pursuant to the exercise of the currently outstanding stock options and warrants enumerated in Section 2.1(b) below) or any stock dividend, stock split, combination, recapitalization, reorganization or similar event.

        (d) All references in this Supplement to the Exchange means the exchange of MI's by the Members for the Exchange Shares contemplated by the Exchange Agreement and this Supplement.

        1.02 EXCHANGE PROCEDURES. At the Closing, the Company shall deliver to the Members certificates representing the Exchange Shares to which they are entitled as provided in Section 1.01(a), against the Members' delivery to the Company of all of the issued and outstanding MI's, free and clear of all liens, claims and encumbrances, by means of a fully executed Assignment of Membership Interest pursuant to which Members assign all of their right, title and interest in and to the MI's to the Company.

                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Section 2.1. CAPITAL STRUCTURE. Section 3.02 of the Exchange Agreement is hereby deleted in its entirety and the following new Section 3.02 substituted therefor:

        3.02  CAPITAL STRUCTURE OF THE COMPANY.

        (a) AUTHORIZED AND OUTSTANDING CAPITAL STOCK. As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, of which 4,999,322 shares are issued and outstanding. All outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Except as provided in Section 3.02(b) below, the Company has no outstanding securities convertible into or exchangeable for Common Stock, no contracts, rights, options, warrants or other agreements or commitments to purchase or otherwise issue any shares of Common Stock or securities convertible into or exchangeable therefor, or any shares reserved for issuance under any stock option, employee benefit or other plans or otherwise. No security of the Company is entitled to any preemptive or similar rights to purchase securities from the Company.

        (b) CAPITAL STOCK OF COMPANY AT CLOSING. On the date of Closing, and just prior to completion of the Exchange, (i) the authorized capital stock of the Company will consist of 125,000,000 shares of Common Stock and 5,000,000 shares of "blank check" preferred stock, (ii) the Company will have 4,999,322 shares of Common Stock issued and outstanding (plus any shares issued subsequent to the date hereof upon the exercise of any of the options or warrants described in clause (iii) that follows), and
    (iii) 462,607 shares (less any shares subject to options or warrants that are exercised or terminated subsequent to the date hereof) reserved for issuance pursuant to (A) options for the purchase of an aggregate of 337,607 shares of Common Stock at an exercise price of $5.00 per share and
    (B) warrants for the purchase of 125,000 shares of Common Stock at an exercise price of $8.25 per share.

    Section 2.2. AUTHORITY. Section 3.03 of the Exchange Agreement is hereby deleted in its entirety and the following new Section 3.03 substituted therefor:

        3.03 AUTHORITY. The Company's Board of Directors has, on or prior to the date of this Supplement, subject to receipt of the fairness opinion referred to in Section 6.3(e), (a) declared that as of such date that the Exchange was advisable and in the best interests of the Company and its stockholders, (b) approved the Exchange Agreement and this Supplement and resolved to recommend the approval of the Exchange Agreement and this Supplement and the transactions contemplated thereby and hereby by the Company's stockholders, and (c) directed that the Exchange Agreement and this Supplement and the transactions contemplated thereby and hereby be submitted to the Company's stockholders for approval. The Company has all requisite corporate power and authority to enter into the Exchange Agreement and this Supplement and to consummate the transactions contemplated hereby. The execution and delivery of the Exchange Agreement and this Supplement by the Company and the consummation by the Company of the transactions contemplated thereby and hereby have been duly authorized by all necessary action on the part of the Board of Directors of the Company, and (assuming the valid authorization, execution and delivery of the Exchange Agreement and this Supplement by PNC and the Members) the Exchange Agreement and this Supplement constitute valid and binding obligations of the Company enforceable against it in accordance with their respective terms. When issued in accordance with the terms of the Exchange Agreement and this Supplement, the Exchange Shares will be duly authorized, validly issued, fully paid and nonassessable.

    Section 2.3. SEC REPORTS. Section 3.04 of the Exchange Agreement is hereby deleted in its entirety and the following new Section 3.04 substituted therefor:

        3.04 SEC REPORTS. The Company has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since December 31, 1998 and has heretofore made available to PNC and the Members, in the form filed with the SEC (excluding any exhibits thereto), (i) its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999, and (ii) all other forms, reports, registration statements and other documents filed by the Company with the SEC since December 31, 1997 (the forms, reports, registration statements and other documents referred to in clauses (i) and (ii) above being referred to herein, collectively, as the "Company SEC Reports"). The Company SEC Reports and any other forms, reports and other documents filed by the Company with the SEC after the date of this Supplement (i) were or will be prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were or are made, not misleading.

    Section 2.4. ADDITIONAL REPRESENTATIONS AND WARRANTIES. In addition to the representations and warranties under Article III of the Exchange Agreement, the Company hereby represents and warrants to PNC and the Members as follows:

        (a) CONSENTS AND APPROVALS. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to the Company or any subsidiary of the Company in connection with the execution and delivery of the Exchange Agreement and this Supplement by the Company or is necessary for the consummation of the transactions contemplated by the Exchange Agreement and this Supplement, except for (i) the filing with the SEC of (A) the proxy statement for the meeting of the Company's stockholders to be held for the purpose of obtaining the approvals required for the transactions contemplated hereby (the "Proxy Statement"); and (B) such reports and information under the Exchange Act, as may be required in connection with the Exchange Agreement and this Supplement and the transactions contemplated thereby and hereby,
    (ii) such as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) applicable requirements, if any, of Blue Sky Laws, National Association of Securities Dealers and Nasdaq Stock Market, and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a material adverse effect on the Company, or prevent or materially delay the consummation of the Exchange.

        (b) BROKERS. Neither the Company, any of the Company subsidiaries nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by the Exchange Agreement or this Supplement.

                                  ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF PNC AND THE MEMBERS

    Section 3.1.  JOINT REPRESENTATIONS AND WARRANTIES OF PNC AND THE
MEMBERS. In addition to the representations and warranties under Article II of the Exchange Agreement, PNC and each of the Members hereby represent and warrant to the Company as follows:

        (a) PNC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota and has the requisite company power and authority to own, lease or operate its properties and to carry on its business as now being conducted. PNC owns no shares of capital stock or other equity interest or investment in any corporation, limited liability company, joint venture or other entity other than PacificNet.com Limited, a Hong Kong company, and Grand Scheme
    Profits, Ltd, a British Virgin Islands company (the "PNC subsidiaries"). PNC owns, of record and beneficially, all of the outstanding shares of capital stock of the PNC subsidiaries as described on Schedule 3.1(a), in each case, free and clear of all liens, claims and encumbrances.

        (b) The authorized and outstanding MI's are as set forth in
    Schedule 3.1(b). Except as described in Schedule 3.1(b), PNC has no outstanding securities convertible into or exchangeable for MI's, no contracts, rights, options, warrants or other agreements or commitments to purchase or otherwise issue any MI's or securities convertible into or exchangeable therefor, or any MI's reserved for issuance under any option, employee benefit or other plans or otherwise.

        (c) PNC has all requisite company power and authority to enter into the Exchange Agreement and this Supplement and to perform its obligations thereunder and hereunder. The execution and delivery of the Exchange Agreement and this Supplement by PNC and the performance of its obligations thereunder and hereunder have been duly authorized by all necessary company action on the part of PNC. The Exchange Agreement and this Supplement have been duly executed and delivered by PNC and the Members and (assuming the valid authorization, execution and delivery of the Exchange Agreement and this Supplement by the Company) constitute the valid and binding obligations of PNC and the Members enforceable against PNC and the Members in accordance with their respective terms except to the extent that (a) enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or limiting creditors' remedies and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court or other tribunal before which any proceeding therefor may be brought.

        (d) No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to PNC, the PNC subsidiaries or any of the Members in connection with the execution and delivery of the Exchange Agreement and this Supplement by PNC or any of the Members or is necessary for the consummation of the transactions contemplated by the Exchange Agreement and this Supplement, except for
    (A) such as may be required under the HSR Act, and (B) such consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a material adverse effect on PNC, the PNC subsidiaries, or prevent or materially delay the consummation of the Exchange.

    Section 3.2. SEVERAL REPRESENTATIONS AND WARRANTIES OF THE MEMBERS. Each of the Members, for himself, herself or itself, but not on behalf of any other Member, further represents and warrants to the Company, to the best of such Member's knowledge, as follows:

        (a) No claim is pending or threatened to the effect that the present or past operations of PNC or the PNC subsidiaries infringes upon or conflicts with the rights of others with respect to any intellectual property (including, without limitation, licenses, patents, patent rights, patent applications, trademarks, trademark applications, trade names, copyrights, drawings, trade secrets, know-how and computer software) necessary to permit PNC and the PNC subsidiaries to conduct their businesses as now operated (the "PNC Intellectual Property") and no claim is pending or threatened to the effect that any of the PNC Intellectual Property is invalid or unenforceable. PNC and the PNC subsidiaries own, or have the right to use, all PNC Intellectual Property material to the conduct of PNC's business as presently conducted. No contract, agreement or understanding between PNC or the PNC subsidiaries and any other party exists which would, following the transactions contemplated hereby, impede or prevent the continued use by the Company, PNC and the PNC subsidiaries of the entire right, title and interest of PNC and the PNC subsidiaries in and to the PNC Intellectual Property.

        (b) Attached as Schedule 3.2(b) are the audited consolidated financial statements of PNC as of and for the period ended December 31, 1999. The parties agree that all references in Section 2.10 of the Exchange Agreement to the "financial statements of PNC" shall mean the audited financial statements of PNC attached as Schedule 3.2(b) and that the fourth sentence in Section 4.01 of the Exchange Agreement is hereby deleted.

        (c) Except as described in Schedule 3.2(c), neither PNC nor any of the PNC subsidiaries is a party to (i) any lease, installment purchase agreement or other contract with respect to any real property used or proposed to be used in its operations, except, in each case, items reflected in
    Schedule 3.2(c), (ii) any contract or agreement for the purchase of any personal property, commodity, material, fixed asset or equipment in excess of $100,000; (iii) any mortgage, lease, contract or agreement creating an obligation of $100,000 or more; (iv) any contract or agreement involving payments in excess of $100,000 which by its terms does not terminate or is not terminable without penalty to it within one year after the date hereof;
    (v) any loan agreement, indenture, promissory note, conditional sales agreement or other similar type of arrangement; or (vi) any material license agreement. Each of the foregoing mortgages, leases, contracts, agreements and other arrangements to which PNC or any of the PNC subsidiaries is a party are valid and enforceable in accordance with their terms, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors' rights generally and (ii) general principles of equity, whether asserted in a proceeding in equity or at law; PNC and the PNC subsidiaries and all other parties to each of the foregoing have performed all material obligations required to be performed to date thereunder; neither PNC nor any of the PNC subsidiaries, nor any such other party is in default or in arrears under the terms of any of the foregoing; and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default under any of them.

        (d) Neither PNC, the Members, any of the PNC subsidiaries nor any of their respective governors, directors, officers, managers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by the Exchange Agreement or this Supplement.

                                   ARTICLE IV
                     ADDITIONAL REPRESENTATIONS, WARRANTIES
                          AND COVENANTS OF THE MEMBERS

    In addition to the representations and warranties under Article II of the Exchange Agreement and Article III of this Supplement, each Member, for himself, herself or itself, but not on behalf of any other Member, hereby represents and warrants to, and covenants with, the Company as follows:

    Section 4.1. TITLE. Such Member is the beneficial and record owner of the number of MI's listed opposite his/her/its name in Schedule 3.1(b) to this Supplement and owns such MI's free and clear of all liens, claims, encumbrances and restrictions, which MI's constitutes the Member's entire ownership interest in PNC. Except as expressly contemplated in Schedule 3.1(b), such Member shall not sell, transfer, assign or convey any of such MI's, or any interest therein.

    Section 4.2. UNREGISTERED SECURITIES; INVESTMENT INTENT. Such Member acknowledges and agrees that the Exchange Shares have not been, and will not be, registered under the Securities Act or relevant foreign or state securities laws pursuant to exemptions from registration under the Securities Act and such laws, and that the Company's reliance upon such exemptions is predicated in part on such Member's representations to the Company as contained herein. Such Member understands and agrees that the Exchange Shares must be held indefinitely unless they are subsequently registered for resale under the Securities Act or unless transferred in reliance upon an available exemption from such registration requirements. Such Member further acknowledges and agrees that there is no understanding or agreement to register the Exchange Shares. The Exchange Shares are being purchased for the account of such Member for investment only and without the intention of reselling, transferring or redistributing the same. Such Member has no agreement for the transfer or disposition of any of the Exchange Shares.

    Section 4.3. RESTRICTIONS ON TRANSFER. Such Member acknowledges that the Company will place an appropriate restrictive legend on the certificate(s) representing the Exchange Shares to be received by such Member in the Exchange reflecting that such shares will constitute "restricted securities" within the meaning of the Securities Act.

    Section 4.4. WAIVERS. Such Member hereby agrees, concurrent with and conditioned upon the consummation of the transactions contemplated by the Exchange Agreement and this Supplement, to waive (i) any provision of law and any and all contract rights which grant or granted to such Member a preemptive right to purchase any MI's or other interest in PNC; (ii) any rights of first refusal and similar rights to purchase any MI of any other Member; and
(iii) any and all provisions of the Articles of Organization or Member Control Agreement of PNC and any other contract or agreement, the operation of which would impair or impede or prevent the Exchange as contemplated by the Exchange Agreement and this Supplement.

                                   ARTICLE V
                             ADDITIONAL PROVISIONS

    Section 5.1. CERTAIN REFERENCES. References to "Shares," "Shareholders" and "corporate" in the Exchange Agreement, and in particular, Article II thereof, when referring to PNC or the Members, were erroneous and unintended, and should be read as referring to MI's, the Members of PNC and actions by a limited liability company, as the case may be.

    Section 5.2. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties of the Company, PNC and the Members contained herein shall survive the Closing for a period of two years.

    Section 5.3. COMPANY STOCKHOLDER MEETING. The Company shall call its Annual Meeting of stockholders as promptly as practicable for the purpose of having the stockholders of the Company vote with respect to: (a) approving the transactions contemplated hereby, including, but not limited to, the issuance of the Exchange Shares; (b) changing the name of the Company to a name to be specified by PNC prior to the initial filing of the Proxy Statement;
(c) approving an increase in the number of authorized shares of Common Stock to 125,000,000 shares and authorizing the issuance of up to 5,000,000 shares of "blank check" preferred stock, $.0001 par value per share, of the Company;
(d) approving an appropriate amendment to the Company's 1998 Stock Option Plan to increase the number of shares available for issuance thereunder from 650,000 to 5,000,000; and (e) approving such other matters as the Company's Board of Directors shall determine. The Company shall, as soon as is practicable after the execution of this Supplement, prepare and file with the SEC the Proxy Statement for the purpose of soliciting proxies for the matters brought before the Annual Meeting. Subject to its prior receipt of the fairness opinion contemplated in Section 6.3(e), the Company will, through the Company's Board of Directors, recommend to its stockholders approval of such matters and shall not withdraw such recommendation; provided, however, that the Company's Board of Directors or any committee thereof shall not be required to make, or if already made shall be entitled to withdraw, such recommendation if and only if the Company's Board of Directors or any committee thereof concludes in good faith on the basis of the advice of counsel that the making of, or the failure to withdraw, such recommendation might violate the fiduciary obligations of the Company's Board of Directors or any committee thereof under applicable law; provided further, however, that in no case shall any change in the trading price of Common Stock be used as the sole basis for any such conclusion. No withdrawal of the recommendation by the Company's Board of Directors or any committee thereof that is permitted by this Section 5.3, shall affect the Company's obligation to call the Annual Meeting as provided in this Section 5.3; provided, however, that PNC and the Members acknowledge and agree that the Company will not be obligated to call its Annual Meeting for the purposes referenced above, file the Proxy Statement or recommend to its stockholders the transactions contemplated by the Exchange Agreement and this Supplement unless and until it shall have received the opinion of its fairness advisor as contemplated in Section 6.3(e).

    Section 5.4. EXERCISE OF FIDUCIARY DUTIES. Nothing in the Exchange Agreement or this Supplement shall prohibit or restrict the Company and its Board of Directors from taking such actions as the Board of Directors of the Company determines in good faith, after consultation with counsel, are necessary in order to comply with its fiduciary duties to the Company or the Company's stockholders under applicable law, including, without limitation,
(i) responding to, or negotiating or entering into agreements with respect to, alternative proposals that the Board of Directors determines have a reasonable likelihood of resulting in a more favorable transaction for the Company and its stockholders than the Exchange and (ii) making any disclosures to the Company's stockholders regarding such alternative proposals, or otherwise, which, if not made, could be inconsistent with the fiduciary duties of the Board of Directors to the Company or its stockholders or its obligations under applicable law.

    Section 5.5.  PREPARATION OF THE PROXY STATEMENT.

        (a) The Company shall use its reasonable best efforts to prepare and file with the SEC a Proxy Statement and related proxy which meets the requirements of Regulation 14A of the Exchange Act. The Proxy Statement shall solicit proxies in respect to the matters described in Section 5.3 above.

        (b) Each of the Company and PNC, as to itself and its subsidiaries, and each of the Members agree to cooperate in the preparation of the Company's Proxy Statement and that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    Section 5.6. FEES AND EXPENSES OF PNC. All expenses incurred by or on behalf of PNC and the Members in connection with the Exchange and related transactions shall be expenses of PNC and PNC shall pay the same.

    Section 5.7. PUBLIC ANNOUNCEMENTS. PNC and the Company each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Exchange and the other transactions contemplated by the Exchange Agreement and this Supplement and prior to making any filings with any third party and/or any Governmental Entity with respect thereto, except as may be required by law or by obligations pursuant to any listing agreement with or rules of Nasdaq.

    Section 5.8. STATE TAKEOVER LAWS. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, the Company and PNC and their Board of Directors and Board of Governors, respectively, shall use their commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby by the Exchange Agreement and this Supplement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby

    Section 5.9. INSURANCE. After the Closing, the Company shall maintain in effect, without modification, until the normal expiration of the policy term ending December 23, 2001, its current policy (policy number NDA 0151652) of directors and officers liability insurance with Reliance Insurance Company of Illinois (Reliance National Risk Specialists, Inc.). Neither the Company nor PNC or any of the Members will take any action which would have the effect of limiting the coverage available under such policy to the directors or officers or former directors or former officers of the Company or rendering such coverage unavailable to such persons, each of whom is an intended beneficiary of this
Section 5.9.

    Section 5.10. TRANSFER TAXES. All transfer, documentary, sales, use, registration, value-added and other similar taxes and related fees (including any penalties, interest an additions to tax) (collectively, "Transfer Taxes") incurred by any party hereto in connection with this Supplement and the transactions contemplated hereby shall be paid by the Company. The Company and the Members shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Transfer Tax laws.

    Section 5.11. COMPANY STOCK OPTIONS. Notwithstanding any provision of the Exchange Agreement and this Supplement to the contrary, PNC and the Members understand and agree that the Board of Directors of the Company has resolved to accelerate the vesting of all of the stock options currently outstanding under the Company's 1998 Stock Option Plan, such that all such options shall immediately vest and become exercisable three business days following the Closing.

    Section 5.12. CERTAIN TRANSACTIONS. Prior to the Closing, PNC shall not sell or issue any MI's or other ownership interest in PNC or any option, warrant or other right to purchase or acquire any MI's or other ownership interest in PNC, or any securities convertible into or exchangeable for MI's, unless
(a) PNC provides at least three days prior written notice to the Company and
(b) the recipient of such MI's or other ownership interest, or option, warrant, or other right, enters into an appropriate amendment or supplement to the Exchange Agreement and this Supplement by which it (i) agrees to be a party to the Exchange Agreement and this Supplement, (ii) makes the same representations and warranties to the Company as are made by the Members under the Exchange Agreement and this Supplement, (iii) agrees to sell and assign to the Company at the Closing in exchange for its pro rata share of the Exchange Shares as provided in Section 1.01(a) of the Exchange Agreement, as amended by this Supplement, any and all MI's it may own or have the right to acquire. The notice required by this Section shall not apply to the issuance of any MI's pursuant to any currently outstanding option or other commitment described in
Schedule 3.1(b) attached hereto. Not later than three days prior to the Closing, PNC and the Members shall update Schedule 3.1(b) as of the Closing and deliver the updated Schedule 3.1(b) to the Company, which updated Schedule shall be true and complete as of the date of the Closing.

    Section 5.13. NO DIVIDENDS, DISTRIBUTIONS OR SPECIAL PAYMENTS. Prior to the Closing, neither the Company nor PNC will (a) declare or pay any dividends or make other distributions with respect to its

Common Stock or MI's or (b) pay or become obligated to pay in the future any bonuses, consulting fees or other compensation outside the recurring, ordinary course of business to or for the benefit of any shareholder, Member, director, governor, management person or other, unless such compensation is pursuant to an agreement disclosed in the Proxy Statement.

    Section 5.14. QUARTERLY FINANCIAL INFORMATION. Prior to the Closing, the Company and PNC shall deliver to the other copies of quarterly unaudited consolidated financial statements as of and for the three months ended
March 31, 2000 and such other financial information as the other reasonably requests. Such unaudited quarterly financial statements will be prepared from the respective books of the Company and PNC, will be in compliance with U. S. generally accepted accounting principles consistently applied and will contain and reflect all adjustments and disclosures necessary for a fair presentation of financial condition and results of operation.

                                   ARTICLE VI
                        CONDITIONS PRECEDENT TO CLOSING

    Section 6.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
EXCHANGE. The respective obligations of each party to effect the Exchange shall be subject to the fulfillment at or prior to the Closing of the conditions contained in Article IV of the Exchange Agreement and the following additional conditions, each of which may be waived only with the consent in writing of each party not obligated to satisfy the condition:

        (a) The Exchange Agreement and this Supplement and the Exchange shall have been duly approved by the requisite vote of stockholders of the Company in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Company.

        (b) The Exchange Shares shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

        (c) The waiting period applicable to the consummation of the Exchange under the HSR Act shall have expired or been terminated. All authorizations, consents, orders, declarations or approvals of, or filings with, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Exchange or any of the transactions contemplated hereby illegal or would have a material adverse effect on either of the Company or PNC (assuming the Exchange had taken place), shall have been obtained or shall have been made.

        (d) There shall not be instituted or pending any suit, action or proceeding by a Governmental Entity or any other person as a result of this Supplement or the Exchange Agreement or any of the transactions contemplated herein or therein which would have a material adverse effect on either the Company or PNC (assuming for purposes of this paragraph (d) that the Exchange shall have occurred) or which seeks to prevent or restrict the consummation of the Exchange or seeks monetary damages in connection therewith.

        (e) No court or other Governmental Entity having jurisdiction over PNC or the Company, or any of their respective subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making this Supplement, the Exchange Agreement, the Exchange or any of the transactions contemplated hereby or thereby illegal.

        (f) Sections 2.11 and 3.11 of the Exchange Agreement are deleted in their entirety and the following new Sections 2.11 and 3.11 substituted therefor:

    2.11 [3.11] NO ADVERSE CHANGE. There shall have been no material adverse change in the assets, as a whole, or the business, prospects, financial condition or results of operations of PNC and the PNC Subsidiaries taken as a whole since December 31, 1999.

    Section 6.2. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE MEMBERS TO EFFECT THE EXCHANGE. In addition to the conditions contained in Section 6.01 of the Exchange Agreement, the obligation of the Members to effect the Exchange shall be subject to the fulfillment at or prior to the Closing of the following additional conditions, each of which may be waived by the Members in writing:

        (a) The Company shall have performed in all material respects each of its agreements contained in the Exchange Agreement and this Supplement required to be performed on or prior to the date of Closing, each of the representations and warranties of the Company contained in the Exchange Agreement and this Supplement shall be true and correct in all material respects on and as of the date of Closing as if made on and as of such date in each case except as contemplated or permitted by the Exchange Agreement or this Supplement, and the Members shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

        (b) The Company's Certificate of Incorporation shall be amended to adopt the changes to the Company's capital structure contemplated in Section 5.3 of this Supplement.

        (c) Troy & Gould shall have delivered to the Members its opinion, in form and content satisfactory to PNC, to the effects set forth in Exhibit 1 to this Supplement.

    Section 6.3. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY TO EFFECT THE EXCHANGE. The obligations of the Company to effect the Exchange shall be subject to the fulfillment at or prior to the date of Closing of the conditions contained in Section 6.02 of the Exchange Agreement and the following additional conditions, each of which may be waived by the Company in writing:

        (a) PNC and the Members shall have performed in all material respects each of their agreements contained in the Exchange Agreement and this Supplement required to be performed by them on or prior to the date of Closing, each of the representations and warranties of PNC and the Members contained in the Exchange Agreement and this Supplement shall be true and correct in all material respects on and as of the date of Closing as if made on and as of such date in each case except as contemplated or permitted by the Exchange Agreement or this Supplement, and the Company shall have received a certificate signed on behalf of PNC by its President and Chief Executive Officer and its Vice President of Finance and Operations to such effect.

        (b) Any and all securities convertible into or exchangeable for MI's, and any and all other contracts, rights, options, warrants and other rights to purchase or otherwise acquire any MI's or securities convertible into or exchangeable therefor (including, without limitation, those set forth on Schedule 3.1(b)) shall have been exercised in full or shall have been terminated without any liability on the part of PNC.

        (c) All necessary third-party consents, waivers, approvals and authorizations set forth hereto shall have been obtained.

        (d) Briggs and Morgan, P.A. shall have delivered to the Company its opinion, in form and content satisfactory to the Company, to the effects set forth in Exhibit 2 to this Supplement, and the Company shall have received such opinions of counsel to the Members as it may reasonably request with respect to the due authorization, execution and delivery of the Exchange Agreement and this Supplement and the enforceability thereof and hereof against the Members.

        (e) The Board of Directors of the Company shall have received, as of the date of the Proxy Statement referred to in Section 5.3 of this Supplement and as of the Closing, the advice and written opinion, in form and content satisfactory to it, of Roth Capital Partners, its fairness adviser, to the effect that the Exchange is fair to the stockholders of the Company from a financial point of view.

        (f) All outstanding indebtedness of the Members to PNC shall have been repaid in full.

                                  ARTICLE VII
                                  TERMINATION

    Section 7.1. TERMINATION. The Exchange Agreement and this Supplement may be terminated at any time prior to the Closing, whether before or after any approval of the matters presented in connection with the Exchange by the stockholders of the Company:

        (a) by mutual written consent of the Company, PNC and all the Members;
    and

        (b) by the Company on the one hand, or PNC or the Members holding, in aggregate, a majority of the MI's on the other hand, if the Exchange has not been effected on or prior to the close of business on September 30, 2000 (the "Termination Date"); provided, however, that the right to terminate this Supplement pursuant to this Section 7.1(b) shall not be available to any party whose failure to fulfill any of its obligations contained in the Exchange Agreement and this Supplement has been the cause of, or resulted in, the failure of the Exchange to have occurred on or prior to the aforesaid date.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    Section 8.1. ENTIRE AGREEMENT. The Exchange Agreement is hereby incorporated herein by this reference. In the event of any conflict or inconsistency between the terms of the Exchange Agreement and this Supplement, the terms of this Supplement shall control. Except as expressly set forth in this Supplement, the Exchange Agreement shall remain in full force and effect.

    Section 8.2. COUNSEL TO PNC. Briggs and Morgan, P.A. has served as counsel to PNC in connection with this Supplement. Briggs and Morgan, P.A. does not represent or advise, or undertake to represent or advise, any Member of PNC in connection with the Exchange Agreement or this Supplement or the transactions contemplated thereby or hereby.

    Section 8.3. CONTROLLING LAW. Section 7.06 of the Exchange Agreement is deleted. The parties hereby agree that the Exchange Agreement and this Supplement and all questions relating to their validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict-of-law provisions to the contrary. Any legal action or other legal proceeding relating to this Supplement or the enforcement of any provision of the Exchange Agreement and this Supplement may be brought or otherwise commenced in any state or federal court located either in California or Minnesota. Each party to the Exchange Agreement and this Supplement (i) expressly and irrevocably consents and submits to the nonexclusive jurisdiction of each state and federal court located in either California or Minnesota (and each appellate court located in either such state in connection with any such legal proceeding); (ii) agrees that each state and federal court located in either such state shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise) in any such legal proceeding commenced in any state or federal court located in either such state, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Supplement or the subject matter of the Exchange Agreement and this Supplement may not be enforced in or by such court.

    IN WITNESS WHEREOF, the parties hereto have executed or have caused this Supplement to be executed by their respective duly authorized officers all as of the date first written above.

PNC:                                                COMPANY:

PACIFICNET.COM LLC                                  CREATIVE MASTER INTERNATIONAL, INC.

By:     /s/ TONY TONG                               By:     /s/ CARL KA WING TONG
        -------------------------------------               -------------------------------------
        Tony Tong                                           Carl Ka Wing Tong,
        PRESIDENT AND CHIEF EXECUTIVE OFFICER               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                             MEMBERS:

/s/ TONY TONG                                       /s/ WAN SANG HUI*
-------------------------------------------         -------------------------------------------
Tony Tong                                           Wan Sang Hui

/s/ LEE LI*                                         /s/ JAMES MULLIN*
-------------------------------------------         -------------------------------------------
Lee Li                                              James Mullin

/s/ JOHN FARRELL*                                   /s/ PAUL POUNG-HWA CHOW*
-------------------------------------------         -------------------------------------------
John Farrell                                        Paul Poung-Hwa Chow

Pure Technology International Limited               /s/ STEVE LAU*
                                                    -------------------------------------------
                                                    Steve Lau

By:  *
        -------------------------------------
        Name: -------------------------------
        Title:
        --------------------------------
                                                    /s/ OEI HONG LEONG*
                                                    -------------------------------------------
                                                    Oei Hong Leong

Fortune E-Commerce Limited                          B2B Limited

By:  *                                              By:  *
        -------------------------------------               -------------------------------------
        Name: -------------------------------               Name: -------------------------------
        Title:                                              Title:
        --------------------------------                    --------------------------------

Sino Mart Management Ltd.                           Eastern Road Group Limited

By:  *                                              By:  *
        -------------------------------------               -------------------------------------
        Name: -------------------------------               Name: -------------------------------
        Title:                                              Title:
        --------------------------------                    --------------------------------

Green Plant, Inc.                                   Asia Pulp & Paper

By:  *                                              By:  *
        -------------------------------------               -------------------------------------
        Name: -------------------------------               Name: -------------------------------
        Title:                                              Title:
        --------------------------------                    --------------------------------

Alpha One Limited                                   /s/ SIMON CHU*
                                                    -------------------------------------------
                                                    Simon Chu

By:  *
        -------------------------------------
        Name: -------------------------------
        Title:
        --------------------------------
                                                    /s/ CATHERINE MA*
                                                    -------------------------------------------
                                                    Catherine Ma

*By Tony I. Tong, Attorney-in-Fact.

SCHEDULE 3.1(a)

                          PNC JOINT VENTURE OWNERSHIP

    PNC China Holding I, has been renamed "PacificNet.com China Limited" ("PNC China") and is a joint venture funded/owned 51% by PNC and 49% by APP China Group, Ltd., a company established under the laws of Bermuda ("APP China"). PNC China was formed to provide electronic commerce and website development services and information technology services initially to APP China and thereafter to third parties located in the People's Republic of China ("PRC").

    PNC II Joint Venture ("PNC II") is a joint venture yet to be formed which the parties anticipate will be funded/owned 20% by PNC and 80% by APP China. PNC II will be formed to act as a holding company for another foreign company which will own two wholly-owned subsidiaries in Shanghai China, "PNC China B2B" and "PNC China Logistics". PNC China B2B will initially develop and operate an electronic commerce website for use by APP China, its suppliers and customers, and subsequently offer these services to third parties in the PRC. PNC China Logistics would provide back-end electronic commerce services to APP China initially and third parties in PRC subsequently.

SCHEDULE 3.1(B)

A.  OUTSTANDING MEMBERSHIP INTERESTS IN PNC:

                                                                MEMBERSHIP INTERESTS
                                                              -------------------------
NAME AND ADDRESS OF MEMBER                                     NUMBER        PERCENTAGE
--------------------------                                    ---------      ----------

Tony I. Tong ...............................................    800,000         8.62%
  3201 Bryant Avenue South
  Minneapolis, MN 55408

Sino Mart Management Ltd. ..................................    800,000         8.62%
  Akara Building
  24 De Castro Street
  Wickhams Cay I
  Road Town, Tortola, British Virgin Islands

Wan Sang Hui, Richard ......................................    300,000         3.23%
  3201 Bryant Avenue South
  Minneapolis, MN 55408

Li Lee, Sally ..............................................    100,000         1.08%
  3201 Bryant Avenue South
  Minneapolis, MN 55408

Green Plant, Inc. ..........................................    730,000         7.86%
  c/o Caribbean Corporate Services Limited
  Third Floor, Omar Hodge Building
  Wickams Cay I
  P.O. Box 362
  Road Town, Tortola, British Virgin Islands

Alpha One Limited ..........................................    500,000         5.38%
  22nd Floor
  Lane Crawford House
  70 Queen's Road Central
  Hong Kong

Pure Technology International Ltd. .........................    300,000         3.23%
  P.O. Box 957
  Offshore Incorporation Centre
  Road Town, Tortola, British Virgin Islands

Fortune E-Commerce Ltd. ....................................  1,320,000        14.22%
  Room 1502-7
  15/F Tower A, Regent Centre
  63 Wo Yi Hop Road
  Kwai Chung, N.T., Hong Kong

B2B Ltd. ...................................................  3,000,000        32.31%
  52/F Bank of China Tower
  1 Garden Road
  Hong Kong

                                                                MEMBERSHIP INTERESTS
                                                              -------------------------
NAME AND ADDRESS OF MEMBER                                     NUMBER        PERCENTAGE
--------------------------                                    ---------      ----------
Oei Hong Leong .............................................  1,000,000        10.77%
  c/o 52/F Bank of China Tower
  1 Garden Road
  Hong Kong

Eastern Road Group Limited .................................    285,714         3.08%
  509 Bank of America Tower
  12 Harcourt Road
  Hong Kong

James Mullin ...............................................     50,000         0.54%
  249 Benton Avenue
  Wayzata, MN 55391

John Farrell ...............................................    100,000         1.08%
  South Ninth Street
  Minneapolis, MN 55402
                                                              ---------        ------

                                                              9,285,714        100.0%

B.  OPTIONS, RIGHTS AND OTHER COMMITMENTS TO ISSUE MEMBERSHIP INTERESTS IN PNC:

                                                             NUMBER OF                      VESTING
NAME OF RIGHTS HOLDER                               TYPE        MIS      EXERCISE PRICE     SCHEDULE
---------------------                             --------   ---------   --------------   ------------
Tony I. Tong....................................  options      150,000        $2.50       fully vested
Richard Hui.....................................  options      150,000        $2.50       fully vested
Sally Lee.......................................  options       50,000        $2.50       fully vested
Paul Chow.......................................  options      100,000        $2.50       fully vested
B2B Ltd.........................................  options    1,000,000        $2.50       fully vested
Oei Hong Leong..................................  options      150,000        $2.50       fully vested
APP China Group Limited.........................  options    1,000,000      (1)           fully vested
Simon Chu.......................................  options      100,000        $2.50       fully vested
Li Ling Xiu.....................................  options      100,000        $2.50       fully vested
Steve Lau.......................................  options      100,000        $2.50       fully vested
Catherine Ma....................................  options      100,000        $2.50       fully vested

------------------------

(1) APP China Group Limited has the right to exercise its options at an exercise price equal to $5.00 per unit payable in cash and stock of APP. Total cash to be paid is $2.5 million.

SCHEDULE 3.2(b)

                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                             OF PACIFICNET.COM LLC

SCHEDULE 3.2(c)

           SCHEDULE OF CONTRACTS OR AGREEMENTS IN EXCESS OF $100,000

                        DESCRIPTION                           REMAINING COMMITMENT
------------------------------------------------------------  --------------------

PNC subsidiary is party to a noncancelable office lease for
  Hong Kong office space through 2001.......................        $183,000

PNC has a funding commitment for APP China Joint Venture
  pursuant to that certain Subscription Agreement dated as
  of 3/31/00 between APP China Group Limited and PNC.
  Funding required subsequent to 4/30/00....................        $510,000

PNC has a funding commitment for North America Trade Center
  in a quarterly amount of $100,000 beginning 7/1/00........        $400,000

                                   EXHIBIT 1
                         [FORM OF TROY & GOULD OPINION]

    Based upon the foregoing, but subject to the qualifications and limitations which follow, we are of the opinion that:

    (a) The Company is validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

    (b) The Company has the requisite corporate power and authority to execute and deliver the [Acquisition Documents] and to carry out the transactions contemplated thereby, and the execution, delivery and performance of the [Acquisition Documents] by the Company have been duly authorized by all requisite corporate action of the Company.

    (c) Each of the [Acquisition Documents] to which the Company is a party has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

    (d) The capitalization of the Company is as described in the Proxy Statement and, to such counsel's knowledge, there are no outstanding options, warrants or other rights to subscribe for or purchase any shares of capital stock of the Company other than as described in the Proxy Statement.

    (e) All of the outstanding shares of common stock of the Company have been duly authorized and are validly issued, fully-paid and non-assessable.

    (f) The sale, assignment, and transfer to the Members of the Exchange Shares pursuant to the [Acquisition Documents] does not (i) conflict with or violate the Certificate of Incorporation or By-laws of the Company or any agreement known to such counsel to which the Company is a party or by which it or its assets or the Exchange Shares are bound or affected, or (ii) give rise to any preemptive or similar right on the part of any person or entity.

                                     * * *

    The foregoing opinions will be subject to usual and customary qualifications.

                                   EXHIBIT 2
                      [FORM OF BRIGGS AND MORGAN OPINION]

    Based upon the foregoing, but subject to the qualifications and limitations which follow, we are of the opinion that:

    (a) PNC and PacificNet.com, Ltd. is validly existing under the laws of its jurisdiction of organization and has the requisite company power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

    (b) *PNC has the requisite corporate power and authority to execute and deliver the [Acquisition Documents] and to carry out the transactions contemplated thereby, and the execution, delivery and performance of the [Acquisition Documents] by PNC have been duly authorized by all requisite company action of PNC.

    (c) *Each of the [Acquisition Documents] to which PNC is a party has been duly executed and delivered by PNC and constitutes the legal, valid and binding obligation of PNC, enforceable against PNC in accordance with its terms.

    (d) The [MI's] constitute all of the outstanding membership interests in PNC and, to such counsel's knowledge, there are no outstanding options, warrants or other rights to subscribe for or purchase any membership interest in PNC other than the [PNC Employee Options].

    (e) The [MI's] have been duly authorized and are validly issued, fully-paid and non-assessable.

    (f) Except for such conflicts, violations and rights as have been validly waived, the sale, assignment, and transfer to the Company of the [MI's] pursuant to the [Acquisition Documents] does not (i) conflict with or violate the Articles of Organization or Member Control Agreement or other charter document of PNC or any agreement known to such counsel to which PNC is a party or by which it or its assets or MI's are bound or affected, or (ii) give rise to any preemptive or similar right on the part of any person or entity.

                                     * * *

    The foregoing opinions will be subject to usual and customary qualifications.

------------------------

* Briggs and Morgan need not express the opinions under these paragraphs with respect to the Exchange Agreement or the Supplement to Exchange Agreement.

                                                                      APPENDIX C

                     [Letterhead of Roth Capital Partners]

April 26, 2000

Board of Directors
Creative Master International, Inc.
18 Bedford Road
Casey Ind. Building, 8(th) Floor
Taikoktsui, Kowloon, Hong Kong

Gentlemen:

    You have requested that we render our opinion as to the fairness, from a financial point of view, to the shareholders of Creative Master
International, Inc., a Delaware Corporation (the "Company"), of a proposed purchase (the "Transaction") by the Company of PacificNet.com LLC, a Minnesota Limited Liability Corporation ("Seller"). The Transaction will be effected pursuant to the terms and conditions of the Share Exchange Agreement, dated February 10, 2000, and Supplement to the Share Exchange Agreement, dated
April 17, 2000, (collectively the "Agreement") between the Company and the
Seller.

    The Transaction will be structured as a stock exchange for 21,500,000 shares of the Company, all as more fully set forth in the Agreement. In our review we have assumed, at your direction, that the definitive documents to be prepared, used and signed by the parties to formally effect the Transaction will not, when executed, contain any terms or conditions that differ materially from the terms and conditions contained in the Agreement.

    In connection with our opinion, among other things, and at the direction of the Company, we have (i) held several discussions with the management of the Company and certain members of the management of the Seller however, took no steps to independently verify the substance of such discussions, (ii) reviewed an executed copy of the Agreement; (iii) reviewed certain public information made available to us relating to the Company and Seller, although took no steps to independently verify the substance of such public information; (iv) reviewed internal budgets and projections, marketing materials and press releases provided to us by the Company and the Seller; (v) reviewed certain publicly available information of companies which we believe to be comparable to the Company and the Seller, however, took no steps to independently verify the substance of such information; (vi) reviewed the historical stock prices for companies which we have determined to be comparable to the Company and the Seller; and (vii) reviewed available research reports for companies which we have determined to be comparable to the Company and the Seller.

    We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, investing in the Company or participating in a reverse merger such as the Transaction. We have considered management's representations concerning their solicitation of such indications of interest prior to reaching an agreement with the Seller. We have also considered management's opinion that any formal undertaking to solicit additional offers subsequent to reaching this agreement with the Seller was highly unlikely to produce a bona fide, more attractive offer from a financial point of view and could have the effect of alienating the Seller. However, we have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for the Company. Furthermore, we have not negotiated the Transaction, provided any legal advice or advised you with respect to alternatives to the Transaction. Although we have performed a valuation of the Company and the Seller using a number

Board of Directors
Creative Master International, Inc.
April 26, 2000
Page 2

of commonly accepted methodologies, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor the Seller. Rather, we utilized all provided information based on a belief that such was true and correct.

    In rendering this opinion, we have been directed to rely, without independent verification, on the accuracy of all of the financial and other information that was publicly available or furnished to us by the Company and the Seller. Independent of the foregoing, and at the direction of the Company and the Seller, we have assumed that the projections were reasonably prepared, based upon assumptions reflecting the best currently available estimates and good faith judgments of management as to the future performance of these companies and that neither the management of the Company, nor the management of the Seller, has any information or beliefs that would make the projections misleading. We have further relied upon the assurances of management of the Company and the Seller that they are not aware of any facts that would make any of the foregoing information inaccurate or misleading. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any properties or facilities of the Company and the Seller, nor have we been furnished with any such evaluations or appraisals.

    Our opinion is based upon analysis of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and as evaluated by us as of the date hereof.

    As you are aware, we are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the transaction. Additionally, we have previously rendered, and presently render, certain investment banking and financial advisory services to the Company for which we received and will receive customary compensation. In addition, in the ordinary course of business, we may hold or actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

    This opinion is intended for the benefit and use of the members of Board of Directors of the Company in considering the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the Transaction. This opinion may not be used by the Company for any other purpose or published, reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without our prior written consent, except that this opinion may be reproduced in full in, and references to the opinion and to us (in each case in such form as we shall approve) may be included in, the solicitation/recommendation statement the Company distributes to holders of Company's Common Stock in connection with the Transaction and any proxy/information statement filed with the Securities and Exchange Commission in connection with the Transaction.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction is fair to the shareholders of the Company from a financial point of view.

                                          Very truly yours,

                                          /s/ Roth Capital Partners, Inc.

                                          ROTH CAPITAL PARTNERS, INC.

                                                                      APPENDIX D

                       PACIFICNET.COM LLC AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                       PACIFICNET.COM LLC AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................     D-3

CONSOLIDATED BALANCE SHEET..................................     D-4

CONSOLIDATED STATEMENT OF OPERATIONS........................     D-5

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY AND COMPREHENSIVE
  LOSS......................................................     D-6

CONSOLIDATED STATEMENT OF CASH FLOWS........................     D-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................     D-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Governors of
PacificNet.com LLC:

We have audited the accompanying consolidated balance sheet of PacificNet.com LLC (a Minnesota Limited Liability Company) and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, members' equity and comprehensive loss and cash flows for the period from inception (July 8, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PacificNet.com LLC and Subsidiary as of December 31, 1999, and the results of operations and cash flows for the period from inception (July 8, 1999) through December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
March 24, 2000

PACIFICNET.COM LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1999

ASSETS:

CURRENT ASSETS--

  Cash......................................................  $4,061,301

  Trade Receivables, net....................................      34,331

  Other Current Assets......................................      59,978
                                                              ----------

Total Current Assets........................................   4,155,610

Property and Equipment, net of accumulated depreciation of
  $4,969....................................................     109,046
                                                              ----------

TOTAL ASSETS................................................  $4,264,656
                                                              ----------

LIABILITIES AND MEMBERS' EQUITY:

CURRENT LIABILITIES--

  Trade Payables............................................  $   86,405

  Accrued Expenses..........................................     138,710

  Due to Members............................................      17,075
                                                              ----------

Total Current Liabilities...................................     242,190
                                                              ----------

COMMITMENTS AND CONTINGENCIES (NOTES 1, 4, 5, 7)

MEMBERS' EQUITY--

  Membership Interests......................................   4,450,000

  Due from Members..........................................     (45,406)

  Cumulative Other Comprehensive Income.....................       1,416

  Accumulated Deficit.......................................    (383,544)
                                                              ----------

Total Members' Equity.......................................   4,022,466
                                                              ----------

TOTAL LIABILITIES AND MEMBERS' EQUITY.......................  $4,264,656
                                                              ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS CONSOLIDATED BALANCE SHEET.

PACIFICNET.COM LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) THROUGH DECEMBER 31, 1999

REVENUES....................................................  $  48,805
                                                              ---------

OPERATING EXPENSES--

  Cost of Services..........................................     14,221

  Technology Development....................................     17,221

  Sales and Marketing.......................................     92,545

  General and Administrative................................    335,998
                                                              ---------

    Total Operating Expenses................................    459,985
                                                              ---------

OPERATING LOSS..............................................   (411,180)

Interest Income.............................................     27,636
                                                              ---------

NET LOSS....................................................  $(383,544)
                                                              =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

PACIFICNET.COM LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY AND COMPREHENSIVE LOSS

FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) THROUGH DECEMBER 31, 1999

                                      MEMBERS                       CUMULATIVE
                              -----------------------                  OTHER
                              MEMBERSHIP                DUE FROM   COMPREHENSIVE   ACCUMULATED
                              INTERESTS      AMOUNT     MEMBERS       INCOME         DEFICIT       TOTAL
                              ----------   ----------   --------   -------------   -----------   ----------
Beginning Balance...........         --    $       --   $     --       $   --       $      --    $       --

Issuance of Interests to
  Founders..................  3,834,000           100         --           --              --           100

Sales of Membership
  Interests at $.287 per
  unit......................  1,566,000       449,900         --           --              --       449,900

Sales of Membership
  Interests at $1.111 per
  unit......................  3,600,000     4,000,000         --           --              --     4,000,000

Repurchase of Membership
  Interests.................   (123,120)      (45,406)        --           --              --       (45,406)

Sales of Membership Interest
  at $.369 per unit for
  Member receivable.........    123,120        45,406    (45,406)          --              --            --

Comprehensive Loss:

  Net Loss for the period
    from Inception (July 8,
    1999) through December
    31, 1999................         --            --         --           --        (383,544)     (383,544)

  Change in Cumulative
    Effect of Foreign
    Currency Translation....         --            --         --        1,416              --         1,416
                                                                                                 ----------

  Comprehensive Loss........         --            --         --           --              --      (382,128)
                              ---------    ----------   --------       ------       ---------    ----------

                              9,000,000    $4,450,000   $(45,406)      $1,416       $(383,544)   $4,022,466
                              =========    ==========   ========       ======       =========    ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

PACIFICNET.COM LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) THROUGH DECEMBER 31, 1999

OPERATING ACTIVITIES:

  Net Loss..................................................  $ (383,544)

  Adjustments to reconcile net loss to net cash used in operating activities--

    Depreciation............................................       4,969

    Changes in current assets and liabilities:

      Receivables and other current assets..................     (94,309)

      Accounts Payable......................................      86,405

      Accrued Expenses......................................     138,710

      Due to Members........................................      17,075
                                                              ----------

        Net cash used in operating activities...............    (230,694)
                                                              ----------

INVESTING ACTIVITIES:

  Purchases of Property and Equipment.......................    (114,015)
                                                              ----------

FINANCING ACTIVITIES:

  Proceeds from Sale of Membership Interests................   4,450,000

  Due from Members for Sale of Membership Interests.........     (45,406)
                                                              ----------

        Net cash provided by financing activities...........   4,404,594
                                                              ----------

EFFECT OF CUMULATIVE TRANSLATION ADJUSTMENTS................       1,416
                                                              ----------

  Increase in cash..........................................   4,061,301

CASH, AT INCEPTION (JULY 8, 1999)...........................          --
                                                              ----------

CASH, END OF PERIOD.........................................  $4,061,301
                                                              ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

PACIFICNET.COM LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

    ORGANIZATION--PacificNet.com LLC and Subsidiary (the "Company") is a Minnesota Limited Liability Corporation, founded on July 8, 1999 and organized under the Minnesota Limited Liability Company Act contained in Minnesota Statutes Chapter 322B.

    PRINCIPAL ACTIVITIES--The Company's mission is to develop, market and support full-service trans-Pacific, business-to-business, e-commerce solutions. The Company's corporate headquarters and North American operations are located in Minneapolis, Minnesota, USA. The Company's Asian operations are headquartered in Hong Kong. The Company has sales and development offices in Minneapolis; Vancouver, Canada; Hong Kong; and Beijing and Guang Zhou, China. The Company's strategy is to offer comprehensive front-end and back-end e-commerce services to small and medium enterprises ("SMEs") to enable SMEs to take advantage of the benefits of e-commerce based opportunities. Front-end services consist of web site design, hosting, product database development and management, shopping cart application, call center and live customer service support. Back-end services consist of order processing, payment transaction and fulfillment.

    OPERATING RISKS--The Company has operations in Hong Kong and the People's Republic of China ("PRC"). Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and PRC economies.

    On July 1, 1997, Hong Kong became a Special Administrative Region of the PRC ("the Hong Kong SAR"). As stated in the basic law of the Hong Kong SAR, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Company does not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

    The Company's operations in the PRC are subject to significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC and by changes in government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

    The Company's business is characterized by rapid technological change, new product and service development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including limited operating history, uncertain profitability, history of losses and risks associated with the Internet, e-commerce and the ability to raise additional capital.

2. ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, PacificNet.com Limited. Significant intercompany transactions and balances have been eliminated.

    ESTIMATES AND ASSUMPTIONS--Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

PACIFICNET.COM LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

2. ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION--Revenue is recognized as services are provided. During 1999, substantially all of the Company's revenues were generated outside of the United States.

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to fifteen years.

    FOREIGN CURRENCY TRANSLATION--The translation of the financial statements of PacificNet.com Limited into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The resulting foreign currency translation gain or loss is included in Members' Equity as Other Comprehensive Income.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--All financial instruments of the Company and its subsidiary are carried at cost, which approximates fair value.

3. INCOME TAXES

    The Company has elected to be taxed as a Minnesota Limited Liability Company ("LLC") and the taxable income or loss of the Company is included in the income tax returns of its Members. Taxable income or loss is allocated to the Members in proportion to their percentage interests or capital contributions, as defined in the Member Control Agreement (See Note 5). Deferred income tax obligations arising from cumulative temporary differences between financial and income tax reporting bases of accounting are the responsibility of the Company's Members, unless the LLC election is terminated, at which time deferred income taxes applicable to such temporary differences would be recorded by the Company through a charge to operations. The Company is required by the Member Control Agreement (See Note 5) to make tax distributions to its Members in proportion to their respective share of the Company's taxable income. For the period from inception (July 8, 1999) through December 31, 1999, the Company had a taxable loss in the United States of $200,042, which was allocated to the Members.

    The Company's wholly owned subsidiary, PacificNet.com Limited, is subject to Hong Kong profits tax. For the period ended December 31, 1999, Pacificnet.com Limited had a taxable loss of $183,502. No tax benefits have been recorded related to the taxable loss of PacificNet.com Limited.

4. OPERATING LEASES

    The Company has operating lease agreements for office premises, which extend through 2001. Minimum rental payments due under the agreements classified as operating leases with noncancelable terms are approximately $120,000 in 2000 and $63,000 in 2001.

5. MEMBERSHIP INTEREST TRANSACTIONS

    MEMBER CONTROL AGREEMENT--Authority to manage the affairs of the Company is outlined in a Member Control Agreement dated November 11, 1999 by and among each of the Members and the Company. In addition, the Member Control Agreement contains covenants between each Member related to the transfer of membership interests, including transfer restrictions, permitted transferees, rights of first refusal and other transfers, as defined. As of December 31, 1999, 9,000,000 Membership Interests representing ownership of the Company were outstanding. All Membership Interest amounts

PACIFICNET.COM LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

5. MEMBERSHIP INTEREST TRANSACTIONS (CONTINUED) and per unit amounts have been retroactively restated to reflect a 5:1 unit split transaction and a 9:10 reverse unit split authorized by the Members.

    B2B LIMITED--The Company has granted an option to purchase up to 1,000,000 Membership Interests at an exercise price of $2.50 per Membership Interest ($2,500,000) to B2B Limited, a wholly owned subsidiary of China Strategic Holdings ("CSH"). The option may be exercised in whole or in part on or after a qualified initial public offering. CSH and its chairman (who also is the chairman of the Company) collectively own 4,000,000, or approximately 44%, of the Membership Interests outstanding at December 31, 1999. In connection with the proposed acquisition of the Company by Creative Master International, Inc. (Creative Master) (See Note 7), the option must be exercised and the Membership Interests purchased prior to closing.

    APP CHINA GROUP LIMITED--In March 2000, APP China Group Limited ("APP China"), a wholly-owned subsidiary of Asia Pulp and Paper (NYSE:PAP), entered into an agreement with the Company to subscribe to 1,000,000 Membership Interests of the Company for a total purchase price consisting of $2,500,000 cash and 334,225 unregistered shares of common stock of APP China. The proposed transaction is subject to customary closing conditions and may be terminated by the Company or APP China if the closing does not occur by April 30, 2000. In connection with the proposed acquisition of the Company by Creative Master (See
Note 7), APP China must exercise it's subscription right and purchase Membership Interests prior to closing. The brother and sister of the chairman of the Company are officers of the controlling shareholder of APP China.

    In addition, the Company and APP China have agreed to create a strategic joint venture for providing e-commerce services in the PRC. Under the terms of the proposed joint venture agreement, the Company will make an initial investment comprised of $510,000 and certain e-commerce technologies and expertise in exchange for an initial ownership interest of 51% in the joint venture. APP China will make an initial investment comprised of $490,000 and will contract with the joint venture to provide APP China with services to support APP China's existing information technology infrastructure.

    EASTERN ROAD GROUP LIMITED--For the period from November 1999 through
March 2000, Eastern Road Group Limited ("ERGL") provided the Company with $300,000 of strategic consulting, advisory and investment banking services. The principals of ERGL provide similar services for CSH. In March 2000, the Company sold 285,714 Membership Interests to ERGL for $285,714 or $1.00 per Membership Interest.

    BOARD OF GOVERNORS--In March 2000, the Company granted options to subscribe for a total of 1,000,000 Membership Interests to existing members of its Board of Governors at an exercise price of $2.50 per Membership Interest. These options are fully vested. In connection with the proposed acquisition of the Company by Creative Master (See Note 7), these options must be exercised and the Membership Interests purchased prior to closing.

6. RELATED PARTY TRANSACTIONS

    TALENTSOFT LLC--During 1999, TalentSoft LLC ("TalentSoft") provided building space, accounting and general marketing services to the Company on a monthly contract basis. The Company's chief executive officer is the brother of the chief executive of TalentSoft and owns approximately 15% of the outstanding membership interests of TalentSoft. For the period from inception (July 8, 1999) through December 31, 1999, the Company paid TalentSoft $87,525 for these services which is included in

PACIFICNET.COM LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1999

6. RELATED PARTY TRANSACTIONS (CONTINUED) general and administrative expenses in the accompanying consolidated statement of operations. In January 2000, the contracted services from TalentSoft were discontinued.

    During 1999, the Company paid TalentSoft $1,000 for the rights to the "PacificNet.com" domain name.

    AMOUNTS DUE FROM/DUE TO MEMBERS--During 1999, the Company advanced funds aggregating $45,406 to certain Members of the Company. These funds were used by those Members to purchase 123,120 Membership Interests from a founder of the Company. The amount advanced is reflected in amounts due from Members as a reduction of Members' equity in the accompanying consolidated balance sheet. In addition, during 1999, certain Members advanced funds aggregating $17,705 on behalf of the Company. These amounts are payable to the Members within one year and are reflected as a current liability in the accompanying consolidated balance sheet.

7. EVENTS SUBSEQUENT TO DECEMBER 31, 1999

SHARE EXCHANGE AGREEMENT WITH CREATIVE MASTER INTERNATIONAL, INC.

    On February 17, 2000, the Company and its Members entered into a Share Exchange Agreement to be acquired by Creative Master. In consideration, Creative Master expects to issue 21,000,000 shares of its common stock in exchange for all the Membership Interests of the Company, which would represent approximately 80% of the total number of Creative Master shares expected to be outstanding immediately following the acquisition.

    The Company and Creative Master are currently preparing a supplement to the Share Exchange Agreement to document the parties' understanding of certain details of the proposed acquisition. The consummation of the proposed transaction is subject to the execution of the supplement, receipt of a fairness opinion from Creative Master's financial advisor, approval of Creative Master's shareholders and other customary conditions.

    If the transaction is consummated, it is anticipated that the primary business focus of the combined company will be business-to-business electronic commerce. The Company will seek to dispose of Creative Master's current business following completion of the acquisition.

    Creative Master, whose common stock trades on NASDAQ National Market under the symbol CMST, is a leading manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses, marine products and other items distributed throughout the U.S. and Europe. For the year ended December 31, 1999, Creative Master reported net sales and net income of $40,668,000 and $2,681,000, respectively.

NORTH AMERICAN CHINA TRADE CENTRE CORPORATION

    In January 2000, the Company entered into a letter of intent to acquire all of the outstanding common stock of the North America China Trade Centre Corp. ("NACTC") and all rights belonging to NACTC. The Company has agreed to assume $400,000 of existing NACTC indebtedness and pay monthly management fees aggregating $1.1 million beginning in August 2000 through May 2001 to Canadian Metropolitan Properties Corp. NATC is based in Vancouver, Canada, and provides trans-Pacific trade promotion services to Chinese companies. The consummation of this transaction is subject to approval by the Company's board of governors and it is anticipated that the transaction will close in the second quarter of 2000.

                                                                      APPENDIX E

                       PACIFICNET.COM LLC AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

                       PACIFICNET.COM LLC AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

                               TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS.................................  E-3

CONSOLIDATED STATEMENTS OF OPERATIONS.......................  E-4

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY AND COMPREHENSIVE
  LOSS......................................................  E-5

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................  E-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................  E-7

                       PACIFICNET.COM LLC AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,    DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS:
CURRENT ASSETS--
Cash........................................................  $3,320,987     $4,061,301
Trade Receivables, net......................................     176,883         34,331
Other Current Assets........................................     137,142         59,978
                                                              ----------     ----------
Total Current Assets........................................   3,635,012      4,155,610
Property and Equipment, net of accumulated depreciation of
  $16,883 and $4,969........................................     189,497        109,046
Deferred Merger Costs.......................................    229, 719             --
                                                              ----------     ----------
TOTAL ASSETS................................................  $4,054,228     $4,264,656
                                                              ==========     ==========

LIABILITIES AND MEMBERS' EQUITY:
CURRENT LIABILITIES--
Accounts Payable............................................  $  253,153     $   86,405
Accrued Expenses............................................       7,610        138,710
Due to Members..............................................      31,361         17,075
                                                              ----------     ----------
Total Current Liabilities...................................     292,124        242,190
                                                              ----------     ----------

COMMITMENTS AND CONTINGENCIES (NOTES 1, 4, 5, 7)

MEMBERS' EQUITY--
Membership Interests........................................   4,735,714      4,450,000
Due from Members............................................     (45,406)       (45,406)
Cumulative Other Comprehensive Income.......................       1,177          1,416
Accumulated Deficit.........................................    (929,381)      (383,544)
                                                              ----------     ----------
Total Members' Equity.......................................   3,762,104      4,022,466
                                                              ----------     ----------
TOTAL LIABILITIES AND MEMBERS' EQUITY.......................  $4,054,228     $4,264,656
                                                              ==========     ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               PERIOD FROM INCEPTION
                                                          THREE MONTHS ENDED     (JULY 8, 1999) TO
                                                            MARCH 31, 2000       DECEMBER 31, 1999
                                                          ------------------   ---------------------
                                                             (UNAUDITED)
REVENUES................................................      $ 176,890              $  48,805
                                                              ---------              ---------
OPERATING EXPENSES:
Cost of Services........................................         13,677                 14,221
Technology Development..................................         36,108                 17,221
Sales and Marketing.....................................        264,121                 92,545
General and Administrative..............................        473,011                335,998
                                                              ---------              ---------
  Total Operating Expenses..............................        786,917                459,985
                                                              ---------              ---------
OPERATING LOSS..........................................       (610,027)              (411,180)
Interest Income.........................................         64,190                 27,636
                                                              ---------              ---------
NET LOSS................................................      $(545,837)             $(383,544)
                                                              =========              =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                   CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

                             AND COMPREHENSIVE LOSS

      FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) THROUGH MARCH 31, 2000

                                            MEMBERS
                                    -----------------------               CUMULATIVE
                                    MEMBERSHIP                DUE FROM   COMPREHENSIVE   ACCUMULATED
                                    INTERESTS      AMOUNT     MEMBERS        LOSS          DEFICIT       TOTAL
                                    ----------   ----------   --------   -------------   -----------   ----------
BALANCE--INCEPTION                         --    $       --   $    --       $   --        $      --    $       --
Issuance of Interests to
  Founders........................  3,834,000           100        --           --               --           100
Sales of Membership Interests at
  $.287 per unit..................  1,566,000       449,900        --           --               --       449,900
Sales of Membership Interests at
  $1.111 per unit.................  3,600,000     4,000,000        --           --               --     4,000,000
Repurchase of Membership
  Interest........................   (123,120)      (45,406)       --           --               --       (45,406)
Sales of Membership Interest at
  $.369 per unit for Member
  receivable......................    123,120        45,406   (45,406)          --               --            --
Comprehensive Loss:
Net Loss for the period from
  Inception (July 8, 1999) through
  December 31, 1999...............         --            --        --           --         (383,544)     (383,544)
Change in Cumulative Effect of
  Foreign Currency Translation....         --            --        --        1,416               --         1,416
                                                                                                       ----------
Comprehensive Loss................         --            --        --           --               --      (382,128)
                                    ---------    ----------   --------      ------        ---------    ----------
BALANCE--DECEMBER 31, 1999          9,000,000     4,450,000   (45,406)       1,416         (383,544)    4,022,466

Sales of Membership Interests at
  $1.00 per unit (unaudited)......    285,714       285,714        --           --               --       285,714
Comprehensive Loss:
Net Loss for three months ended
  March 31, 2000 (unaudited)......         --            --        --           --         (545,837)     (545,837)
Change in Cumulative Effect of
  Foreign Currency Translation
  (unaudited).....................         --            --        --         (239)              --          (239)
                                                                                                       ----------
Comprehensive Loss (unaudited)....         --            --        --           --               --      (546,076)
                                    ---------    ----------   --------      ------        ---------    ----------
BALANCE--MARCH 31, 2000
  (UNAUDITED).....................  9,285,714    $4,735,714   $(45,406)     $1,177        $(929,381)   $3,762,104
                                    =========    ==========   ========      ======        =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               THREE MONTHS    PERIOD FROM INCEPTION
                                                                  ENDED          (JULY 8, 1999) TO
                                                              MARCH 31, 2000     DECEMBER 31, 1999
                                                              --------------   ---------------------
                                                               (UNAUDITED)
OPERATING ACTIVITIES:
Net Loss....................................................    $ (545,837)         $ (383,544)
Adjustments to reconcile net loss to net cash used in
  operating activities:
Depreciation................................................        11,914               4,969
Changes in current assets and liabilities:
  Receivables and other current assets......................      (219,716)            (94,309)
  Accounts Payable..........................................       166,748              86,405
  Accrued Expenses..........................................      (131,100)            138,710
  Due to Members............................................        14,286              17,075
                                                                ----------          ----------
    Net cash used in operating activities...................      (703,705)           (230,694)
                                                                ----------          ----------
INVESTING ACTIVITIES:
Purchases of Property and Equipment.........................       (92,365)           (114,015)
                                                                ----------          ----------
FINANCING ACTIVITIES:
Proceeds from Sale of Membership Interests..................       285,714           4,450,000
Deferred Merger Costs.......................................      (229,719)                 --
Due from Members for Sale of Membership Interests...........            --             (45,406)
                                                                ----------          ----------
    Net cash provided by financing activities...............        55,995           4,404,594
                                                                ----------          ----------
EFFECT OF CUMULATIVE TRANSLATION ADJUSTMENTS................          (239)              1,416
                                                                ----------          ----------
    (Decrease) increase in cash.............................      (740,314)          4,061,301
CASH, BEGINNING OF PERIOD...................................     4,061,301                  --
                                                                ----------          ----------
CASH, END OF PERIOD.........................................    $3,320,987          $4,061,301
                                                                ==========          ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

    ORGANIZATION--PacificNet.com LLC and Subsidiary (the "Company") is a Minnesota Limited Liability Corporation, founded on July 8, 1999 and organized under the Minnesota Limited Liability Company Act contained in Minnesota Statutes Chapter 322B.

    PRINCIPAL ACTIVITIES--The Company develops, licenses and supports comprehensive solutions that are designed to allow its customers to engage in business-to-business ("B2B") and business-to-consumer ("B2C") Internet commerce. The Company markets its solutions to Asian businesses and other companies that are involved or seek to become more involved in trans-Pacific B2B trade. The Company's Asian headquarters and operations are located in Hong Kong; the Company's U.S. headquarters and operations are located in Minneapolis, Minnesota. The Company has sales and development offices in Minneapolis, Vancouver, Hong Kong, Shanghai and Kuala Lumpur, Malaysia.

    OPERATING RISKS--The Company has operations in Hong Kong and the People's Republic of China ("PRC"). Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and PRC economies.

    On July 1, 1997, Hong Kong became a Special Administrative Region of the PRC ("the Hong Kong SAR"). As stated in the basic law of the Hong Kong SAR, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Company does not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

    The Company's operations in the PRC are subject to significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC and by changes in government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

    The Company's business is characterized by rapid technological change, new product and service development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including limited operating history, uncertain profitability, history of losses and risks associated with the Internet, e-commerce and the ability to raise additional capital.

2. ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The accompanying financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, PacificNet.com Limited. Significant intercompany transactions and balances have been eliminated.

    In the opinion of management, the unaudited consolidated financial statements as of and for the three months ended March 31, 2000 included herein reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the results for the interim period presented. The financial statements included herein should be read in conjunction with the audited 1999 financial statements and notes thereto, included in Creative Master International's Schedule 14A filing with the Securities and Exchange Commission. The results of operations for the interim periods reported herein are not necessarily indicative of results to be expected for the full year.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                 INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

2. ACCOUNTING POLICIES (CONTINUED)
    ESTIMATES AND ASSUMPTIONS--Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

    REVENUE RECOGNITION--Revenue is recognized as services are provided. For the three months ended March 31, 2000, and for the period ended December 31, 1999, all of the Company's revenues were generated outside of the United States.

    PROPERTY AND EQUIPMENT--Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to fifteen years.

    FOREIGN CURRENCY TRANSLATION--The translation of the financial statements of PacificNet.com Limited into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The resulting foreign currency translation gain or loss is included in Members' Equity as Other Comprehensive Loss.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--All financial instruments of the Company and its subsidiary are carried at cost, which approximates fair value.

3. INCOME TAXES

    The Company has elected to be taxed as a Minnesota Limited Liability Company ("LLC") and the taxable income or loss of the Company is included in the income tax returns of its Members. Taxable income or loss is allocated to the Members in proportion to their percentage interests or capital contributions, as defined in the Member Control Agreement (See Note 5). Deferred income tax obligations arising from cumulative temporary differences between financial and income tax reporting bases of accounting are the responsibility of the Company's Members, unless the LLC election is terminated, at which time deferred income taxes applicable to such temporary differences would be recorded by the Company through a charge to operations. The Company is required by the Member Control Agreement (See Note 5) to make tax distributions to its Members in proportion to their respective share of the Company's taxable income. For the three months ended March 31, 2000 and for the period ended December 31, 1999, the Company had taxable losses in the United States of $151,468 and $200,042, respectively, which were allocated to the Members.

    The Company's wholly owned subsidiary, PacificNet.com Limited, is subject to Hong Kong profits tax. For the three months ended March 31, 2000, and for the period ended December 31, 1999, Pacificnet.com Limited had taxable losses of $394,369 and $183,502, respectively. No tax benefits have been recorded related to the taxable loss of PacificNet.com Limited.

4. COMMITMENTS

    OPERATING LEASES--The Company has operating lease agreements for office premises, which extend through 2002. As of March 31, 2000, minimum rental payments due under the agreements classified as operating leases with noncancelable terms are approximately $144,000 in 2000, $192,000 in 2001 and $40,000 in 2002.

                       PACIFICNET.COM LLC AND SUBSIDIARY

                 INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

4. COMMITMENTS (CONTINUED)
    NORTH AMERICAN CHINA TRADE CENTRE CORPORATION--In January 2000, the Company entered into a letter of intent to acquire all of the outstanding common stock of the North America China Trade Centre Corp. ("NACTC") and all rights belonging to NACTC. The Company has agreed to assume $400,000 of existing NACTC indebtedness and pay monthly management fees aggregating $900,000 beginning in September 2000 through May 2001 to Canadian Metropolitan Properties Corp. NATC is based in Vancouver, Canada, and provides trans-Pacific trade promotion services to Chinese companies. The consummation of this transaction is subject to approval by the Company's board of governors and it is anticipated that the transaction will close in the second quarter of 2000.

5. MEMBERSHIP INTEREST TRANSACTIONS

    MEMBER CONTROL AGREEMENT--Authority to manage the affairs of the Company is outlined in a Member Control Agreement dated November 11, 1999 by and among each of the Members and the Company. In addition, the Member Control Agreement contains covenants between each Member related to the transfer of membership interests, including transfer restrictions, permitted transferees, rights of first refusal and other transfers, as defined. As of March 31, 2000 and December 31, 1999, 9,285,714 and 9,000,000 Membership Interests, respectively, representing ownership of the Company were outstanding. The 1999 Membership Interest amounts and per unit amounts have been retroactively restated to reflect a 5:1 unit split transaction and a 9:10 reverse unit split authorized by the Members.

    B2B LIMITED--The Company has granted an option to purchase up to 1,000,000 Membership Interests at an exercise price of $2.50 per Membership Interest ($2,500,000) to B2B Limited, a wholly owned subsidiary of China Strategic Holdings Limited ("CSH"). The option may be exercised in whole or in part on or after a qualified initial public offering. CSH and its chairman (who also is the chairman of the Company) collectively own 4,000,000, or approximately 44%, of the Membership Interests outstanding at December 31, 1999. In connection with the proposed acquisition of the Company by Creative Master International, Inc. (Creative Master) (See Note 7), the option must be exercised and the Membership Interests purchased prior to closing.

    APP CHINA GROUP LIMITED--In March 2000, APP China Group Limited ("APP China"), a wholly-owned subsidiary of Asia Pulp and Paper (NYSE:PAP), entered into an agreement with the Company to subscribe to 1,000,000 Membership Interests of the Company for a total purchase price of $5,000,000 consisting of $2,500,000 cash and 334,225 unregistered shares of common stock of APP China with an assigned value of $2,500,000. This transaction closed on April 29, 2000. The brother and sister of the chairman of the Company are officers of the controlling shareholder of APP China.

    In addition, the Company and APP China have agreed to create a strategic joint venture for providing e-commerce services in the PRC. Under the terms of the proposed joint venture agreement, the Company will make an initial investment comprised of $510,000 and certain e-commerce technologies and expertise in exchange for an initial ownership interest of 51% in the joint venture. APP China will make an initial investment comprised of $490,000 and will contract with the joint venture to provide APP China with services to support APP China's existing information technology infrastructure.

    EASTERN ROAD GROUP LIMITED--Eastern Road Group Limited ("ERGL") provides the Company with strategic consulting, advisory and investment banking services. The principals of ERGL provide

                       PACIFICNET.COM LLC AND SUBSIDIARY

                 INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

5. MEMBERSHIP INTEREST TRANSACTIONS (CONTINUED) similar services for CSH. For the three months ended March 31, 2000, and for the period ended December 31, 1999, the Company charged to expense $75,000, respectively, of services provided by ERGL. As of March 31, 2000, the Company capitalized as deferred merger costs, $150,000 of ERGL services provided in connection with the Creative Master transaction (See Note 7).

    In March 2000, the Company sold 285,714 Membership Interests to ERGL for $285,714 or $1.00 per Membership Interest.

    BOARD OF GOVERNORS--In March 2000, the Company granted options to subscribe for a total of 1,000,000 Membership Interests to existing members of its Board of Governors at an exercise price of $2.50 per Membership Interest. These options are fully vested. In connection with the proposed acquisition of the Company by Creative Master (See Note 7), these options must be exercised and the Membership Interests purchased prior to closing.

6. RELATED PARTY TRANSACTIONS

    TALENTSOFT LLC--During 1999, TalentSoft LLC ("TalentSoft") provided building space, accounting and general marketing services to the Company on a monthly contract basis. The Company's chief executive officer is the brother of the chief executive of TalentSoft and owns approximately 15% of the outstanding membership interests of TalentSoft. For the period ended December 31, 1999, the Company paid TalentSoft $87,525 for these services which is included in general and administrative expenses in the accompanying consolidated statement of operations. In January 2000, the contracted services from TalentSoft were discontinued.

    During 1999, the Company paid TalentSoft $1,000 for the rights to the "PacificNet.com" domain name.

    CHINA STRATEGIC HOLDINGS LIMITED--For the three-months ended March 31, 2000, the Company provided CSH with $129,870 of web-site design and development services.

    For the three months ended March 31, 2000, CSH provided the Company with $77,900 of management services including corporate treasury and merger advisory services related to the transaction with Creative Master (See Note 7). CSH bills the Company for management services on a time and materials basis.

    AMOUNTS DUE FROM/DUE TO MEMBERS--During 1999, the Company advanced funds aggregating $45,406 to certain Members of the Company. These funds were used by those Members to purchase 123,120 Membership Interests from a founder of the Company. The amount advanced is reflected in amounts due from Members as a reduction of Members' equity in the accompanying consolidated balance sheet.

    As of March 31, 2000 and December 31,1999, net advances received on behalf of the Company aggregated $31,361 and $17,705, respectively. These amounts are payable to the Members within one year and are reflected as a current liability in the accompanying consolidated balance sheet.

7. SHARE EXCHANGE AGREEMENT WITH CREATIVE MASTER INTERNATIONAL, INC.

    On April 29, 2000, the Company and its Members entered into a definitive agreement to be acquired by Creative Master under which Creative Master will acquire all of the Membership Interests of the Company in exchange for 21,500,000 shares of Creative Master's common stock. The agreement

                       PACIFICNET.COM LLC AND SUBSIDIARY

                 INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD

                MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999

7. SHARE EXCHANGE AGREEMENT WITH CREATIVE MASTER INTERNATIONAL, INC. (CONTINUED) requires that all outstanding options and rights to acquire additional membership interests in the Company must be exercised prior to the closing of the transaction. For accounting purposes, the acquisition of the Company by Creative Master will be treated as a reverse acquisition, since the owners of the Company will control over 80% of the total shares of common stock of Creative Master expected to be outstanding immediately after the closing of the transaction.

    The consummation of the proposed transaction is subject to approval by Creative Master's stockholders, receipt of an updated opinion from Creative Master's fairness advisor as of the closing date and other customary conditions. If the transaction is consummated, it is anticipated that the primary business focus of the combined company will be business-to-business electronic commerce. The Company has indicated its interest in disposing of Creative Master's current business following completion of the proposed acquisition, and it is likely that these assets and operations will be classified as a discontinued operation for accounting purposes at that time.

    The purchase price allocation, which is preliminary and therefore subject to change based on further appraisals and analysis of Creative Master's net tangible assets, is as follows as of March 31, 2000 (amounts in thousands):

                                                                            ANNUAL
DESCRIPTION                                                    AMOUNT    AMORTIZATION   USEFUL LIFE
-----------                                                   --------   ------------   -----------
Purchase Price Allocation
  Tangible net assets of CMI as of March 31, 2000...........  $11,294          --          n/a
  Less: Estimated acquisition costs.........................     (750)         --          n/a
  Goodwill..................................................  $ 8,650        $865        10 years
                                                              -------        ----         --------
Total estimated purchase price..............................  $19,194
                                                              =======

    Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is to be amortized on a straight-line basis over an estimated life of 10 years. In applying the purchase method of accounting, the total estimated purchase price of $19.2 million was calculated based on the average closing price of Creative Master's Common Stock as quoted on the NASDAQ National Market System for the period from April 25, 2000 through May 4, 2000, inclusive ($3.84), multiplied by the number of CMI shares outstanding throughout 1999 (4,999,322).

    Creative Master, whose common stock trades on NASDAQ National Market under the symbol CMST, is a leading manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses, marine products and other items distributed throughout the U.S. and Europe. For the year ended December 31, 1999, Creative Master reported net sales and net income of $40,668,000 and $2,681,000, respectively.

                                                                      APPENDIX F

               PROPOSED AMENDMENT TO CERTIFICATE OF INCORPORATION
                    TO CHANGE NAME TO "PACIFICNET.COM, INC."

    RESOLVED, that the text of the first article of the Restated Certificate of Incorporation of Creative Master International, Inc. (the "Corporation") as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

    FIRST: The name of the Corporation is
          PACIFICNET.COM, INC.

                                                                      APPENDIX G

               PROPOSED AMENDMENT TO CERTIFICATE OF INCORPORATION
                      TO INCREASE AUTHORIZED COMMON STOCK

    RESOLVED, that the text of the first paragraph of the fourth article of the Restated Certificate of Incorporation of Creative Master International, Inc. (the "Corporation") as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

    FOURTH: (1) The total number of shares of stock which the Corporation is authorized to issue is One Hundred and Thirty Million (130,000,000) shares designated "Common Stock" and "Preferred Stock." The number of shares of Common Stock authorized to be issued is One Hundred and Twenty-Five Million (125,000,000) with a par value of $.0001 per share. The number of shares of Preferred Stock authorized to be issued is Five Million (5,000,000) with a par value of $.0001 per share. The holders of the Common Stock or Preferred Stock shall have no preemptive rights to subscribe for or purchase any shares of any class of stock of the Corporation, whether now or hereafter authorized.

                                                                      APPENDIX H
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                  FORM 10-KSB

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                      COMMISSION FILE NUMBER: 33-18521-NY
                            ------------------------

                      CREATIVE MASTER INTERNATIONAL, INC.

                 (Name of small business issuer in its charter)

               DELAWARE                                     11-2854355
    (State or other jurisdiction of            (I.R.S. Employer Identification No.)
    incorporation or organization)

      CASEY IND. BLDG., 8TH FLOOR                              N/A
      18 BEDFORD RD., TAIKOKTSUI                            (Zip Code)
          KOWLOON, HONG KONG
    (Address of principal executive
               offices)

                  Issuer's Telephone Number: 011-852-2396-0147

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: None

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: Common Stock, $.0001 par value

    Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the days. Yes /X/ No / /

    Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of the issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. /X/

    Issuer's revenues for its most recent fiscal year: $40,668,000

    The aggregate market value of the common stock held by non-affiliates of the registrant as of March 27, 2000 was approximately $19,662,456, based upon the closing sale price of $6.188 as reported by The Nasdaq National Market on such date.

    There were 4,999,322 shares of the Company's common stock outstanding on March 27, 2000.

    Transitional Small Business Disclosure Format (check one): Yes / / No /X/

                      DOCUMENTS INCORPORATED BY REFERENCE:

    Portions of Registrant's Proxy Statement for its 2000 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant's fiscal year, are incorporated herein by reference in Part III of this Report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                PART I

 1.  Description of Business................................   H-3

 2.  Description of Property................................   H-14

 3.  Legal Proceedings......................................   H-14

 4.  Submission of Matters to a Vote of Security Holders....   H-14

                                PART II

 5.  Market for Common Equity and Related Stockholder
  Matters...................................................   H-15

 6.  Management's Discussion and Analysis or Plan of
  Operation.................................................   H-15

 7.  Financial Statements...................................   H-22

 8.  Changes In and Disagreements With Accountants on
  Accounting and Financial Disclosure.......................   H-23

                               PART III

 9.  Directors, Executive Officers, Promoters and Control
Persons; Compliance with
      Section 16(a) of the Exchange Act.....................   H-24

10.  Executive Compensation.................................   H-24

11.  Security Ownership of Certain Beneficial Owners and
  Management................................................   H-24

12.  Certain Relationships and Related Transactions.........   H-24

13.  Exhibits and Reports on Form 8-K.......................   H-24

    This annual report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Description of Business," including the "Risk Factors" described in that section, and "Management's Discussion and Analysis or Plan of Operation." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

OVERVIEW

    Creative Master International, Inc. (the "Company") is a leading independent manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses and other items. In addition, during 1999, the Company developed a proprietary line of die-cast marine products, including boats and engines.
Die-cast collectibles are distinguishable from die-cast toys by their authentic design, exacting engineering and attention to detail, including abundant use of identifiable brand names, logos and other licensed marks. The die-cast products the Company manufactures are 1/6th to 1/160th scale and include as many as 450 parts, including numerous moveable parts. They are marketed and distributed by the Company's customers primarily to collectors, hobbyists and enthusiasts at retail prices ranging from $20 to $200 or more. The Company's customers are primarily U.S. and European marketers and distributors of vehicle replicas and other collectibles, including Danbury Mint (MBI), Paul's Model Art, Mattel, Action Performance, First Gear, Corgi Classics, Road Champs and Hallmark Cards.

    With the acquisition of the Sinar Industrial Limited group of companies ("Sinar") in July 1999, the Company expanded its range of products to computer and interactive video game peripherals ("CGPs"). Sinar designs and markets a variety of game controllers for various game platforms such as Nintendo, Sony PlayStation & PC. The range of products includes a wide variety of ergonomic designed joysticks, joypads, steering wheels, light guns, cable products and multimedia peripherals. Sinar's products are distributed and sold primarily in the United States, Europe, and Asia. The new products compliment our die-cast collectibles by broadening the product lines of some of our existing customers. These products also appeal to an end customer with similar demographics to our collectors. In the past, Sinar has designed and marketed its products, but outsourced all manufacturing to third-party vendors. The Company will provide its experience in manufacturing and production control to ensure product quality and enhance margins.

    The Company's mission is to provide the highest level of product quality and customer service among independent manufacturers of die-cast collectibles and computer and video game peripherals. The Company offers its customers turnkey product development and manufacturing capabilities that are customized to meet their specific needs. The Company's vertically integrated process affords complete sourcing of raw materials, engineering, assembly, quality control and final packaging of products in commercial quantities. Depending on the customer's needs, the Company provides a self-contained production area within one of its factories with tooling and other production functions dedicated to manufacturing the customer's products according to its particular design, engineering and quality requirements. This approach permits customers to closely supervise and control all aspects of the production process and to protect the confidentiality of their product design and engineering. The Company's turnkey process enables its customers to shorten the lead time from conceptual design to product delivery and to minimize production costs while maintaining high quality and reliability.

    All of the Company's manufacturing operations are conducted through Creative Master Limited ("CML"), the Company's wholly-owned Hong Kong subsidiary, and CML's subsidiaries. CML was co-founded in 1986 by Carl Ka Wing Tong and Leo Sheck Pui Kwok. The Company's manufacturing facilities are located in the Dongguan region of Guangdong Province, China, approximately 60 miles northwest of Hong Kong. The Dongguan facilities contain over 550,000 square feet of manufacturing space plus housing and related facilities for approximately 6,000 workers. Some of the CGPs will be manufactured by CML at its Dongguan factories starting in 2000.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

    As described under "Management's Discussion and Analysis or Plan of Operation," subsequent to December 31, 1999, the Company entered into an agreement in principle to acquire PacificNet.com LLC ("PNC") in a transaction in which the owners of PNC would acquire control of the Company. The consummation of the acquisition is subject to certain closing conditions, and there can be no assurance that it will be completed. If it is completed, it is anticipated that the Company's primary business focus in the future will be PNC's start-up trans-Pacific business-to-business electronic commerce instead of the Company's current business. PNC also has indicated its interest in disposing of the Company's current business if the acquisition is completed. The Company's acquisition, if it is completed, would materially impact the business activities and future results of operations. The discussions in this annual report are based on the Company's current business and operations and do not address changes that will occur in the future assuming the PNC acquisition is completed.

PRINCIPAL CUSTOMERS

    The Company's customers for its die-cast replicas consist principally of specialty retailers, direct marketers and other distributors of collectibles, primarily in the U.S. and Europe. These include Danbury Mint (a division of MBI, Inc.) and Mattel Inc. In 1997, the Company began manufacturing the popular Matchbox die-cast collectibles series for Mattel. In 1997, Mattel purchased Tyco Hong Kong Limited, for which the Company had been producing die-cast vehicle replicas since 1996. Other customers include Paul's Model Art, Action Performance, First Gear, Corgi Classics, Road Champs and Hallmark Cards. The Company has reduced its dependence on its key customers by continuing to diversify its customer base, products and markets through new manufacturing arrangements.

    The Company's customers for its CGPs consist principally of major game marketing companies, primarily in United States, Europe and Asia. Customers include Take2 Interactive, Nuby Interactive, Arista Enterprises and Jack-Of-All-Games.

    The Company's sales transactions with its customers are based on purchase orders received by the Company from time to time which are subject to cancellation. Although the Company does not have any long-term agreements with any of its clients, it believes that its relationships with its customers are excellent.

    The following sets forth certain information with respect to the Company's principal customers during 1999:

                                                                                    PERCENTAGE OF
                                                                                      NET SALES
                                                                                     YEAR ENDED
                                                                         CUSTOMER   DECEMBER 31,
                                        PRINCIPAL PRODUCT CATEGORY        SINCE         1999
                                   ------------------------------------  --------   -------------
MBI, Inc.(1).....................  U.S. classic cars and trucks            1986         22.7%
Paul's Model Art GmbH(2).........  European street and Formula One cars    1990         15.8%
Corgi Classics Limited...........  Hong Kong buses, United Kingdom         1996          9.7%
                                     buses and airplanes
Mattel Vendor Operations Asia
  Ltd.(4)........................  Matchbox collectibles                   1997          9.3%
Action Performance Co.(2)........  NASCAR, IRL and CART racing cars and    1996          8.5%
                                     Super Touring racing cars
First Gear.......................  Premium trucks and vans                 1997          7.2%
Road Champs Ltd.(3)..............  Police cars and other U.S. cars         1997          6.0%
Hallmark Cards...................  Keep sake collectibles                  1998          5.8%

------------------------

(1) Danbury Mint is a division of MBI, Inc.

(2) Action Performance Companies, Inc. owns 100% of Brookfield Collectors Guild and a controlling interest in Paul's Model Art.

(3) Road Champs is a subsidiary of JAKKS Pacific, Inc.

(4) Sales to Mattel are made indirectly through its Mattel Vendor Operations Asia Ltd. subsidiary and include sales to Tyco Hong Kong Limited, which was acquired by Mattel in 1997.

PRODUCTS

    DIE-CAST

    The Company produces a wide range of collectible die-cast replicas of vehicles, including classic cars, European cars, Formula One racing cars, trucks, trains, planes, boats, buses and other items. These replicas are produced at various scales from 1/6th to 1/160th of the original size. They typically retail for up to $200, depending on the number of parts and the level of intricacy in the design. The Company's replicas have up to 450 parts and quality finishing that results in an authentic look that appeals to collectors and other enthusiasts. Most replicas are produced for marketing customers who obtain licenses for the vehicles and the various decorative logos and designs used.

    COMPUTER AND VIDEO GAME PERIPHERALS

    The Company designs and markets a wide range of CPG products which include a variety of ergonomically designed joysticks, joypads, steering wheels, light guns, cable products and multimedia peripherals.

MARKETING AND SALES

    The Company historically has not engaged in any significant marketing activities, and has relied primarily on its reputation for quality and efficiency among its customers to obtain new business. The Company's senior executives work closely with its customers to develop new products to meet consumer demand for additional die-cast collectibles.

    The Company generally has obtained certain rights to produce replicas of a number of products. The Company may selectively license other marks in the future, where such licensing would not compete with the licensing efforts of the Company's customers. To the extent the Company obtains licenses to manufacture die-cast replicas, it intends to pursue strategic alliances, joint ventures or other arrangements with one or more of its existing customers or others to market and distribute such replicas.

    The CGPs are marketed through representatives in the U.S. and Europe with assistance from senior management in Hong Kong, where the activities are coordinated.

BACKLOG

    For new products, the Company's customers generally contact the Company six to eighteen months in advance of product delivery, so that the Company can engineer and fabricate the necessary molds and tools for producing the die-cast product. Purchase orders are typically received two to six months in advance of target delivery dates. Purchase orders are subject to cancellation if the Company fails to meet its production schedules.

PRODUCT DEVELOPMENT AND MANUFACTURING

    The Company offers turnkey manufacturing capabilities, including complete raw materials sourcing, computer-aided product engineering, model-making, mold-making, manufacturing, assembling and packaging of finished products. The Company can meet all of a customer's design engineering and manufacturing needs, thus eliminating the need for intermediaries. By coordinating product development and process design with production and packaging, the Company is able to shorten the lead time from conceptual design to product delivery and lower production costs while maintaining high quality and reliability.

    The product production cycle occurs in the following stages:

    - Product development

    - Model making

    - Tooling

    - Decorative artwork rendering

    - Final production and assembly

    The product development phase of the production cycle begins when a customer provides the Company with photographs, drawings and other specifications for the new product. The Company then works with the customer to design a product that meets the customer's specifications and price point. The long lead time required to develop new products and related tools and molds, combined with each customer's financial commitment at the beginning of the tooling process, provides the Company with an indication of prospective orders for six to twelve months in advance.

    The Company believes that model making is critical to producing the highest quality collectibles. During the model-making stage of the production cycle, the Company's engineering staff uses computer-aided design systems to develop a prototype scale model. The Company will include as many functioning moving parts as possible, given the customer's desired price point. Examples of such features are car doors, trunks and hoods that open, steerable wheels and working suspension. The Company strives to ensure that the models it produces also have an authentic build and finish. Once the prototype replica is ready, it must be approved by the customer before the Company begins to fabricate the molds and tools that will be used to manufacture the product in commercial quantities. The Company can generally produce a working prototype in two to 10 weeks.

    Once the customer has approved a prototype, the Company begins the tooling process, which typically requires three to twelve months. The tooling process occurs in two stages. First, the Company produces tooling and molds that will be used to fabricate each component part of the product. Next, the Company tests the components and the assembled product produced with the new tools and molds. If necessary, the Company refines and modifies the molds and tools before seeking customer approval to manufacture the product. Upon receiving customer approval, the Company releases the molds and tools to produce final products.

    Typically, customers pay 50% of the Company's tooling and mold-making costs when the tooling and mold-making process commences and an additional 25% of these costs when the initial test products are made using the new molds and tools. The Company receives payment for the final 25% of the tooling costs when the tools and molds are released for commercial production. The Company usually insures the tools and molds until they are approved by the customer for production. At that point, the customer takes ownership and assumes the cost of insuring the molds and tools.

    Once tooling is completed, we develop artwork for the product decorations in accordance with the customer's requirements. There are increasing demands on the Company to add authentic decorative schemes to the products. Typical examples are the corporate logos and other custom imprints used for racing car replicas and on the newly-developed fishing boat replicas. We are able to prepare complete decorated samples in two weeks by using Internet and computer-aided film output equipment.

    In the last stage of the production cycle, the Company produces the component parts, then assembles, finishes, packages and ships the final products. The die-casting, injection-molding and electrostatic painting areas of the Company's facilities operate five and a half days per week on a two-shift per day basis. The finishing, assembly and packing areas also run on a multi-shift basis. These areas account for most of the total work force and production area at the Company's facilities.

    During the year ended December 31, 1999, the Company invested approximately $1.2 million in tools for proprietary products in new lines, primarily boats and related engines. In November 1999, the Company announced that it was awarded multiple trademark licenses by Operation Bass Inc. and Genmar Holdings, Inc. to manufacture 1/24th scale die-cast replica Ranger boats used in the 1999 Wal-Mart FLW Tour. Operation Bass Inc. operates professional fishing tournaments and Genmar Holdings, Inc. owns Ranger, the second largest manufacturer of motorized recreational boats in the United States. The cost of our proprietary tools will be amortized over future sales or written off if sufficient sales are not generated.

    Sinar's product development process is in many ways similar to CML's. Sinar's senior executives work closely with its marketing partners and customers to stay abreast of the changing computer game market. Sinar offers a full range of peripherals that customers can sell under their own private labels. In many instances, Sinar will develop its own tools and molds to shorten development time. In the past, production of all products was subcontracted to third parties. Beginning in 2000, certain of this manufacturing will be subcontracted to the Company.

PRINCIPAL SUPPLIERS AND SOURCES OF SUPPLY

    The Company uses zinc alloy and various plastic resins in its die-cast and injection-molded production operations. The supply and demand for zinc alloy and for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and can fluctuate significantly. The Company acquires raw materials for its die-cast production primarily from Australia and the United Kingdom. The Company's standard practice is to maintain a supply of raw materials sufficient for approximately two months of production. The Company anticipates that it will be able to obtain sufficient supplies of raw materials as it expands its production capacity and output.

    Three of the Company's suppliers each accounted for more than 10% of total consolidated purchases for the year ended December 31, 1999, as follows:

                                                                          PERCENTAGE OF
                                                                            TOTAL RAW
                                                                        MATERIAL PURCHASES
                                                                            YEAR ENDED
                                                  COMPONENT SUPPLIED    DECEMBER 31, 1999
                                                  -------------------   ------------------
Manfield Coatings Co., Ltd......................  Paint                        11.5%
Genesis Off-set Printing Co., Ltd...............  Packaging materials          11.1%
Trident Alloys Limited..........................  Zinc alloy                   10.0%
                                                                               ====

    Management believes there are multiple sources of supply for these and other raw materials used in the Company's business.

FACILITIES

    The Company's growth is closely related to its manufacturing capacity. At present, the Company operates five factories in the Dongguan region of Guangdong Province, China. Legal and administrative requirements of these factories are facilitated through the Company's Chinese subsidiary.

    The Company's factories occupy approximately 550,000 square feet of manufacturing space plus an additional 350,000 square feet for related housing of workers. This represents an increase of approximately 25% when compared to 1998 and more than double the space that was available in 1997.

    Each of the Company's factories houses a self-contained manufacturing operation. Each factory contains personnel and equipment to provide production planning, engineering, management, decorative processes and final assembly and packaging. In addition, as is the custom and practice in China, each factory has adjacent dormitories to house the factory workers. The workers are provided housing, meals, work clothes and medical care for which they pay only a nominal monthly amount. The Company also pays for the cost of electricity, water supply and housekeeping services for the dormitories. The Company's costs of providing these services are included in cost of goods sold.

    The Company works closely with its customers in order to understand and plan for each customer's anticipated production needs. Plans for the expansion of the Company's manufacturing facilities are based largely on the anticipated needs of its primary customers. Adequate, available undeveloped land adjacent to the Company's facilities in China should permit expansion as necessary. Typically, the Company can complete new facilities within six months. This six-month time frame is within the normal product development cycle, and the Company historically has not experienced any significant delays in bringing additional capacity on-line to meet increased customer demand.

    The Board of Directors of the Company has approved approximately $600,000 in capital expenditures in 2000 to establish a CGP manufacturing facility within the Company's existing facilities in Dongguan. Approximately 50,000 square feet will be dedicated for this purpose and a maximum of 600 workers will be utilized in the CGP production.

COMPETITION

    The Company faces competition from certain toy companies and other independent manufacturers of die-cast products with production facilities located in China. Certain of the Company's customers, including Mattel, Corgi and Road Champs, have their own die-cast manufacturing facilities in China.

    The Company competes primarily on the basis of quality, technical capabilities and ability to meet customer delivery schedules. To a lesser extent, it competes on the basis of price. Although some of the Company's competitors are larger and have substantially more resources than the Company, based on the preceding criteria, the Company believes that it competes effectively with these larger manufacturers. In addition, the Company believes that its exclusive focus on manufacturing collectible-quality, die-cast replicas distinguishes it from other competitors who manufacture both toy-grade products and collectible-quality products.

    The Company believes it possesses trade secrets relating to application and sourcing of raw materials and other aspects of its production process that may represent a competitive advantage. The Company does not characterize its business as proprietary, however, and does not own any patents. The Company typically relies on its customers to obtain licenses from manufacturers of the products on which its replicas are based. The Company currently holds a license to its Mercedes Benz SSKL replica, and it intends to selectively seek licenses for certain new products, such as marine outboard motors and other products that do not compete with the products of existing customers. Other than trade secrets and the capital required for factory equipment and training, the Company believes that there are no significant barriers to entry to the manufacture of die-cast products. Accordingly, additional participants may enter the market at any time.

    Sinar, the Company's 55% owned subsidiary, can deliver a full range of CGP products on a turnkey basis. The Company faces competition from China-based manufacturers who supply similar products at a low price, but do not offer the design and development services that Sinar does. Sinar also holds proprietary protocols, developed by its engineers, for certain of its CGPs.

GOVERNMENT REGULATION

    The Company is not engaged in a regulated industry. The Company is subject to import regulations in China, where it imports supplies to manufacture tools, molds and finished die-cast collectibles. The Company also is subject to export regulations in China, because it exports all of its product to customers outside of China. The Company believes that its import and export practices comply with applicable regulations and that its business and results of operations are not significantly impacted by these regulatory requirements.

    The Company uses a variety of paints and oils in the manufacture and detailing of its die-cast collectibles, and has established procedures for the proper storage, use and disposal of such materials. The Company believes that it has complied with all environmental regulations applicable to its business.

EMPLOYEES

    As of December 31, 1999, the Company had approximately 5,200 employees in China, all of which are full-time. Of these employees, approximately 4,450 were production workers, 450 were general & administrative staff, and 300 were quality & engineering support staff. In addition, the Company employs approximately 90 people in Hong Kong. We have recruited professional staff from Hong Kong, China, Malaysia and Singapore to manage the production of the high quality products that our customers have come to expect.

    As is customary for manufacturers in China, the Company's production facilities include housing facilities for its workers. The Company is committed to providing good working and living conditions for its employees in China. The Company has experienced no significant labor stoppages and believes that the relations with its employees are satisfactory.

    Historically, the Company has had no difficulty in hiring additional employees, and it anticipates that it will be able to hire additional employees in the future as needed in connection with the growth of its business.

RESEARCH AND DEVELOPMENT

    The Company did not incur significant research and development expenses during 1997, 1998 or 1999. Substantially all development costs associated with manufacturing products for its customers are expensed as a cost of goods sold. The Company does not rely on any significant proprietary technology. The Company has recently increased its development efforts with respect to certain proprietary products, and is likely to incur future research and development expenses in connection with these efforts.

RISK FACTORS

    In addition to the other information in this annual report, the following factors should be considered carefully in evaluating the Company's business and prospects:

    CONDUCTING BUSINESS IN CHINA. Our manufacturing facilities are located in the Dongguan region of Guangdong Province, China, approximately 60 miles northwest of Hong Kong. Therefore, we are subject to certain inherent risks of doing business in China.

    INTERNAL POLITICAL RISKS. Our manufacturing operations and assets in China are subject to significant political and economic uncertainties. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

    LOSS OF CHINESE FACILITIES. We conduct our manufacturing operations in China through a contract processing arrangement with a Chinese subcontractor and a contractual joint venture with a local Chinese partner. We plan to phase out the contractual joint venture operations in favor of operating through a contractual arrangement with a Chinese subcontractor. The legal existence of this Chinese contractual joint venture expires in 2006, and we have no assurance that it can be extended if the Company desired to extent it. If we cannot extend the contract processing arrangement or the legal existence of the contractual joint venture, we may be forced to move our manufacturing operations outside of China, and there can be no assurance that we would be able to continue our manufacturing operations. In the event of such a disruption, our profitability, competitiveness and market position could be materially adversely affected.

    NON-RENEWAL AND ENFORCEMENT OF LEASES OF CHINESE FACILITIES. We operate our Chinese factories under tenancy agreements with local Chinese government agencies that expire between January 2002 and June 2006. We also lease dormitory facilities under similar tenancy agreements that expire between March 2000 and November 2003. The factories and dormitories that we are building will be leased under similar agreements. The continuance and renewal of our tenancy agreements and operations at our Chinese facilities depend on our relationship with the local government. Our operations and prospects will be materially adversely affected if the local government fails to honor the tenancy agreements. We also may have difficulty enforcing our rights under the tenancy agreements in China.

    NON-RENEWAL OF BUSINESS LICENSES. Our activities in China, including our contractual joint venture, require business licenses. This requires a review and approval of our activities by various national and local agencies of Chinese government. There can be no assurance that the Chinese government will continue to approve of our activities or grant or renew our licenses. Our inability to obtain needed approvals or licenses would have a material adverse effect on our business, financial condition and results of operations.

    UNRECOVERABLE PROPERTY DAMAGE LOSSES. By U.S. standards, fire fighting, disaster relief and assistance and other infrastructure is relatively undeveloped in the Dongguan region of China, where our manufacturing facilities are located. While we currently maintain property damage insurance covering our manufacturing facilities, we have no business interruption insurance. Material damage to, or the loss of, our manufacturing facilities due to fire, severe weather, earthquake or other causes, even if insured against, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may not be able to find suitable alternative facilities if any of our factories were destroyed or become inoperable for any reason.

    LACK OF REMEDIES AND IMPARTIALITY UNDER CHINESE LEGAL SYSTEM. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

    FOREIGN CORRUPT PRACTICES ACT. We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China. We have attempted to implement safeguards to prevent losses from such practices and to discourage such practices by our employees and agents. There is no assurance, however, that we will not suffer such losses or that our employees or other agents will not engage in such conduct for which we might be held responsible.

    DEPENDENCE ON IMPORTANT CUSTOMERS. Our business is concentrated among a limited number of customers. In 1999, sales to Danbury Mint, a subsidiary of MBI, Inc., accounted for 22.7% of our total net sales and sales to Action Performance and its subsidiaries, including Paul's Model Art, totaled 24.3% of total net sales. Since 1997, we have sought to diversify our customer base and our efforts resulted in several new customers in 1998 and 1999. Despite our diversification efforts, we expect that we will continue to depend on sales to Danbury Mint and Action Performance. If we lose any one of our major customers, particularly Danbury Mint or Action Performance, our business, financial condition and results of operations would be materially adversely affected.

    CONCENTRATION OF CREDIT RISK. Our working capital position, financial condition and results of operations depend heavily on the creditworthiness of our five largest customers, which accounted for approximately 66% of our accounts receivable at December 31, 1999. If one or more of these customers does not pay us, our business, financial condition and results of operations could be materially adversely affected.

    INCREASED DIFFICULTIES IN COMPETING. There can be no assurance that we will be able to continue to compete successfully. We face significant competition from toy companies and other independent manufacturers of die-cast products with manufacturing facilities located primarily in China. There also are no significant barriers to entering the die-cast manufacturing business, and if the market for die-cast collectibles continues to grow, we expect increased competition from other industry participants. Many of our existing and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we do.

    INSTABILITY OF CUSTOMER BASE RESULTING FROM INDUSTRY CONSOLIDATION. Our loss of one or more important customers because of industry consolidation could have a material adverse effect on our business, financial condition and results of operations. The die-cast collectibles industry is fragmented and there appears to be a trend toward consolidation among marketers and distributors of collectibles. In 1999, Corgi Classics, which comprised almost 10% of total net sales of the Company, was acquired by Zindart Industrial Ltd, a company which owns die-cast manufacturing facilities in China. In 1998, Action Performance Companies, Inc., a marketer and distributor of NASCAR die-cast replicas and related products, acquired Brookfield Collectors Guild and a controlling interest in Paul's Model Art, two of our customers. In 1997, Mattel acquired Tyco Hong Kong Limited, which accounted for approximately 5.6% of our net sales in 1997. We believe that both Mattel and Action Performance currently intend to continue the business relationships we have developed with these customers, although Corgi, in all likelihood, will not. These changes and potential future changes in ownership of our customers may adversely affect our ongoing relationship with them.

    LOSS OF CUSTOMERS RESULTING FROM CUSTOMER MANUFACTURING
CAPABILITIES. Certain customers, including Mattel and Road Champ, manufacture and distribute their own die-cast products in addition to marketing die-cast products that we manufacture for them. Action Performance has a close business relationship with a large, independent die-cast manufacturer that competes with us. Corgi Classics, a significant customer in 1999, was recently acquired by a die-cast manufacturer that competes with us. There can be no assurance that we will be able to continue our relationships with these customers, or that other customers will not develop their own manufacturing capabilities, thereby reducing or eliminating their need for our services. Such events could have a material adverse effect on our business, financial condition and results of operations.

    DEPENDENCE ON INTRODUCTION OF NEW PRODUCTS BY CUSTOMERS; LACK OF MARKET ACCEPTANCE. Our operating results and growth in net sales depend substantially upon our customers' ability to develop and market new products and upon continuing market acceptance of our customers' products by collectors. Our customers' failure or delay in introducing new products could impair our results of operations and limit our future growth. Changes in consumer tastes affect the market for die-cast collectibles. Die-cast collectible products typically have limited life cycles and our customers may discontinue them at any time. Accordingly, there can be no assurance that our customers' products will achieve or maintain market acceptance.

    OUR GROWTH MAY BE LIMITED BY CAPACITY AT PRODUCTION FACILITIES. Our ability to grow is a function of our manufacturing capacity. If we were unable to increase our manufacturing capacity on a timely basis and on commercially reasonable terms, our growth would be materially adversely effected. We expect to continue to require additional manufacturing capacity in the near future.

    PROPRIETARY TOOLING EXPENDITURES. Prior to 1999, virtually all the Company's tooling and mold production costs for the development of new products were underwritten by customers. During 1999, the Company invested approximately $1.2 million in tooling costs for proprietary products, primarily boats and boat engines. These costs are capitalized in machinery and equipment in the balance sheet as of December 31, 1999, and will be amortized against future sales of these products. If there are no future sales or if future sales are insufficient to absorb these capitalized costs, then the write-off of these costs may result in losses reported by the Company.

    FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS. We use a variety of paints and oils in the manufacture and detailing of our die-cast collectibles. We have established procedures for the proper storage, use and disposal of such materials. To our knowledge, we have complied with all environmental regulations applicable to our business. The failure to comply with such regulations or to pass annual inspections at our facilities, however, could materially adversely affect our business, results of operations and financial condition.

    INCOME TAX PROVISIONS AND POTENTIAL LIABILITY FOR ADDITIONAL TAXES. The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from each of the tax jurisdictions in which they operate, including China, Hong Kong and the United States. When products are manufactured in one jurisdiction and exported for sale into a separate jurisdiction, the tax laws can be complicated and subject to interpretation. The Company annually provides what management considers to be adequate provisions for income taxes as required under generally accepted accounting principles in the United States, and this provision amounted to 13% of income before income taxes in 1997, 9% in 1998 and 10% in 1999. There can be no assurance, however, that examinations of the Company's various income tax returns will not result in disagreements over the Company's reported taxable income that could result in additional liabilities for the Company, which may be material.

    FLUCTUATING RESULTS. Our production and net sales during the first quarter of each year have historically been lower than in other quarters, because in keeping with Chinese customs, each year we close our facilities for two weeks during the month of January or February to celebrate the Chinese New Year holidays. We expect this trend to continue in future years. The shutdown of our operations for two weeks delays our responsiveness to customer orders and shipments in the initial weeks of the year. The inability to meet certain time schedules, even for short periods, could negatively impact our competitiveness for customer business. The loss of customers for a single project increases the likelihood of losing additional projects from such customers, which, if it occurred, could have a material adverse affect on our business. We also experience quarterly fluctuation in our sales due to the timing of customer orders and product shipments. In addition, we incur substantial tooling and other costs relating to the manufacturing of new products from three to nine months in advance of when we receive the first customer orders for new products. This long lead-time can contribute to fluctuations in our quarterly operating results.

    LOSSES FROM CHANGES IN CURRENCY EXCHANGE RATES. Any material increase in the value of the Hong Kong dollar or yuan relative to the U.S. dollar would increase our expenses, and could have a material adverse effect on our business, financial condition and results of operations. All of our sales are denominated either in U.S. dollars or Hong Kong dollars. Our expenses are denominated primarily in Hong Kong dollars and Renminbi, the Chinese currency, the basic unit of which is the yuan. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. dollar and the Hong Kong dollar at an exchange rate of approximately HK$7.80 to U.S.$1.00. There can be no assurance that this link will be continued. In January 1994, the Chinese government established its current floating exchange rate system, which resulted in an approximately 35% devaluation of the Renminbi against most major currencies and the yuan-to-U.S. dollar exchange rate has largely stabilized since that time. A devaluation of the Hong Kong dollar or yuan relative to the U.S. dollar would be likely to reduce our expenses when stated in U.S. dollars. However, any benefits we receive from a devaluation could be offset if the devaluation results in inflation or political unrest.

    LACK OF TRADE SECRET PROTECTION. We may not have adequate protection in the event an officer or employee leaves our employ and goes into competition with us. Although we plan to implement such agreements in the near future, our executive officers and key employees are not subject to non-competition agreements or similar contractual obligations protecting the confidentiality of our trade secrets or other information.

    DEPENDENCE ON CONTINUED SERVICES OF MESSRS. TONG AND KWOK. Our success depends to a significant extent upon the continued services of Carl Ka Wing Tong and Leo Sheck Pui Kwok. If we lose the services of either of these executives, our business could be materially adversely affected. Messrs. Tong and Kwok co-founded Creative Master Limited, our wholly-owned Hong Kong subsidiary, in 1986 and have continuously served as the Chief Executive Officer and Chief Operating Officer, respectively, since that time. Accordingly, Messrs. Tong and Kwok have unique experience, knowledge and expertise in our management and direction. They also have served as the principal contacts with our customers and have developed long-standing relationships with them, and we believe that their continued involvement with our customers is important to the maintenance of these relationships. We maintain "key person" life insurance of approximately $2,000,000 on Mr. Tong and approximately $1,500,000 on Mr. Kwok. However, there is no assurance that the proceeds of this insurance would be sufficient to compensate us for their loss.

ITEM 2.  DESCRIPTION OF PROPERTY.

    The Company's corporate and administrative offices occupy approximately 12,000 square feet of office space in Hong Kong. The Company subleases these facilities at a cost of approximately $4,000 per month, pursuant to leases which run through February 14, 2001 and May 15, 2001.

    The Company's current manufacturing facilities in China contain approximately 550,000 square feet of manufacturing space and approximately 350,000 square feet of dormitory space that can accommodate up to 6,000 workers. See "Description of Business--Facilities." The Company leases the factories from local Chinese government agencies under separate tenancy agreements expiring from January 2002 to June 2006. The aggregate monthly rent for its factories is approximately $56,000. The Company also leases dormitory space to house its factory workers under similar agreements which expire between March 2000 and November 2003. The aggregate monthly rent for dormitory facilities is approximately $36,000. The Company financed the cost of constructing the Dongguan facilities and believes that its willingness to continue operations and finance future expansion will facilitate the extension of its leases on such facilities.

ITEM 3.  LEGAL PROCEEDINGS.

    The Company is not party to any material legal proceedings.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

    None.

                                    PART II

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    Beginning December 23, 1998, the Company's common stock was listed on the Nasdaq National Market under the symbol "CMST." Previously, the Company's common stock had been quoted on the OTC Electronic Bulletin Board under the symbol "CVMI," and trading in the common stock has been limited and sporadic. The following table shows the range of high and low bid quotations reported by the OTC Electronic Bulletin Board in each fiscal quarter from January 1, 1998 to September 30, 1998, and the high and low sales prices reported by Nasdaq for the fiscal quarter ended December 31, 1998 and each fiscal quarter in 1999. The OTC Electronic Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998
Quarter Ended March 31, 1998................................   $0.27      $0.27
Quarter Ended June 30, 1998.................................   $0.03      $0.03
Quarter Ended September 30, 1998............................   $0.69      $0.69
Quarter Ended December 31, 1998.............................   $6.00      $5.00

FISCAL 1999
Quarter Ended March 31, 1999................................   $8.00      $5.00
Quarter Ended June 30, 1999.................................   $6.81      $4.44
Quarter Ended September 30, 1999............................   $6.00      $4.00
Quarter Ended December 31, 1999.............................   $4.50      $2.13

    As of March 23, 2000, there were approximately 1,160 record holders of the common stock.

    The Company has not paid any cash dividends on its common stock, and it currently intends to retain any future earnings to fund the development and growth of its business.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

    This annual report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Description of Business," including the "Risk Factors" described in that section, and "Management's Discussion and Analysis or Plan of Operation." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

AGREEMENT TO ACQUIRE PACIFICNET.COM LLC

    As previously reported by the Company, pursuant to the terms of a Share Exchange Agreement, signed on February 17, 2000, among the Company, PacificNet.com LLC ("PNC"), and the owners of PNC, the Company has agreed in principle to acquire all the outstanding capital stock of PNC. In consideration for the acquisition, the Company expects to issue 21 million shares of its common stock to the owners of PNC, or approximately 80% of the common stock of the Company expected to be outstanding immediately following the acquisition.

    PNC is a privately-held Internet start-up company headquartered in Minneapolis, Minnesota and Hong Kong that focuses on trans-Pacific business-to-business electronic commerce. The owners of PNC include China Strategic Holdings Limited ("CSH"), an investment holding company listed on the Hong Kong Stock Exchange, and Mr. Oei Hong Leong, the Chairman of CSH. CSH is the parent company of China Tire Holdings Ltd., which is listed on the New York Stock Exchange. Fortune Tele.com Limited, a Hong Kong-listed mobile telecommunications company with operations in China, is also a strategic investor in PNC.

    The parties are currently preparing a supplement to the Share Exchange Agreement to document their understanding of certain details of the proposed acquisition. The consummation of the proposed acquisition is subject to the execution of the supplement, receipt of a fairness opinion from the Company's financial advisor, approval of the Company's shareholders, and the satisfaction of other customary conditions, and there can be no assurance that the acquisition will be completed. In connection with obtaining the approval of its shareholders, the Company will prepare a definitive proxy statement which will include a complete description of the proposed acquisition and the business of PNC. It is anticipated that the proxy statement will be mailed to the Company's shareholders in May.

    If the acquisition of PNC is consummated, it is anticipated that the Company's primary business focus in the future will be PNC's business-to-business electronic commerce, instead of the Company's current business of manufacturing collectible-quality, die-cast replicas of cars, trucks, buses, and other items. PNC has indicated its interest in disposing of the Company's current business if the acquisition is completed. In light of this, as previously reported, a management group led by the Company's Chairman and Chief Executive Officer, Mr. Carl Tong, has indicated an interest in negotiating a purchase of the Company's current business. However, the Company has not entered into any formal understanding or arrangement with respect to any disposition of its current business, and it is not expected that any such disposition will be a condition to the acquisition of PNC.

    There is no assurance that the PNC acquisition will be completed or, assuming it is, whether or on what terms the Company might dispose of its current business. In the meantime, the Company will carry on its current business and activities substantially as it has in the past. The Company's acquisition of PNC, if it is completed, would materially impact the business activities and future results of operations of the business. The Company expects to incur substantial legal, accounting and other due diligence expenses relating to the proposed acquisition of PNC. If such acquisition is not consummated, these expenses will reduce the Company's earnings for the periods in which they are reported.

    The following discussion is based on the Company's current business and operations and does not address changes that might occur in the future assuming the PNC acquisition is completed.

OVERVIEW

    The Company is an independent manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses and other items and designs and markets computer and interactive video game peripherals. All of the Company's business and operations are conducted through Creative Master Limited, its wholly-owned Hong Kong subsidiary ("CML"), and CML's subsidiaries, including Sinar Industrial Limited ("Sinar"), acquired in July 1999.

    On December 30, 1997, CML completed an exchange reorganization with Davin Enterprises, Inc., a public company incorporated in Delaware in 1987. Through the exchange reorganization, the Company acquired all of the outstanding capital stock of CML from Messrs. Tong and Kwok and Acma Strategic Holdings. Davin Enterprises, Inc. had no significant assets, liabilities, business or operations prior to the exchange reorganization. The acquisition of CML by the Company on December 30, 1997 has been treated as a reverse acquisition since CML is the continuing entity. On this basis, the historical financial statements prior to December 30, 1997 represent the consolidated financial statements of CML. See
Note 2 of Notes to Consolidated Financial Statements. In March 1998, Davin Enterprises, Inc. changed its name to Creative Master International, Inc.

    The Company's manufacturing operations in China are conducted by CML through contract processing arrangements with a Chinese subcontractor and through a contractual joint venture established in October 1994 between CML and a local Chinese partner. The Company expects to phase out the operations of the contractual joint venture, and instead conduct these operations through contract processing arrangements. Most of the Company's operations will be conducted through contract processing arrangements in 2000.

    Historically, the Company has paid no taxes in China. Under Chinese law, the contractual joint venture is exempted from China state and local income tax for a two-year period starting from the first year that the contractual joint venture is profitable. Following the initial two-year tax exemption, the contractual joint venture would become subject to taxation in China beginning in 1999, but would receive a 50% reduction in its Chinese income taxes for the next three years. The contract processing arrangement with the Chinese subcontractor, however, is not currently subject to taxation in China. The Company is subject to tax in Hong Kong at the statutory rate of 16% to 16.5%. However, under current interpretations of Hong Kong tax law, a Hong Kong company that derives revenues from manufacturing operations through contract processing arrangements in China recognizes only 50% of this profit as taxable income in Hong Kong.

RESULTS OF OPERATIONS

    The following table sets forth selected statement of operations data as a percentage of net sales for the periods indicated.

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Net sales........................................    100.0%     100.0%     100.0%
Cost of goods sold...............................     78.4       72.8       75.6
Gross profit.....................................     21.6       27.2       24.4
Selling, general and administration expenses.....     11.8       15.2       14.7
Interest expense, net............................      0.6        0.7        0.1
Other income (expenses), net.....................     (3.0)       0.9        0.3
Income before income taxes and minority
  interests......................................      6.2       12.2       10.2
Minority interests...............................      0.5        2.0        2.0
Provision for income taxes.......................      0.8        1.1        1.1
Income before cumulative effect of accounting
  change.........................................      4.9        9.1        7.1
Cumulative effect of accounting change...........      0.0        0.0        0.5
Net income.......................................      4.9        9.1        6.6

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET SALES. The Company's net sales for the year ended December 31, 1999 were $40,668,000, an increase of $7,035,000, or 21%, from $33,633,000 in 1998.
The increase reflected higher sales to existing customers and, to a lesser extent, higher sales to new customers, and the acquisition of the Sinar group. Sinar's sales from acquisition in July1999 to December 31, 1999 were $3,385,000.

    COST OF GOODS SOLD. Cost of goods sold includes the cost of raw materials, subcontracting charges for production of molds, direct labor costs, utilities and other energy costs and depreciation and amortization of the Company's equipment and other depreciable manufacturing assets. The Company's cost of goods sold for the year ended December 31, 1999 was $30,740,000, an increase of $6,250,000, or 26%, from $24,490,000 in the prior year. This was largely attributable to the higher sales volume, which resulted in an increase of $3,106,000 in materials cost and an increase of $1,711,000 in salaries and other direct labor costs. Cost of goods sold constituted 76% of net sales for the year ended

December 31, 1999, compared to 73% for 1998. The reduction in gross profit margin was primarily a result of smaller production runs at CML and inherently lower margins in the CGP business.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Company's selling, general and administrative expenses totaled $5,961,000 for the year ended December 31, 1999, an increase of $848,000, or 17%, from $5,113,000 for the year ended December 31, 1998. Selling, general and administrative expenses increased due to an increase in administrative and personnel costs to support the increase in sales and manufacturing capacity and Sinar's SG&A expenses of $456,000. Selling, general and administrative expenses decreased as a percentage of net sales to 14.7% of net sales for the year ended December 31, 1999, as compared to 15.2% of net sales for the year ended December 31, 1998. The decrease as a percentage of sales was due to some economies of scale achieved.

    Selling expenses consist primarily of shipping expenses and inspection charges. General and administrative expenses consist of salaries and other employee expenses for the Company's administrative and product development staff, the majority of which are located in Hong Kong, and rent and other overhead expenses of the Hong Kong office. Shipping expenses increased by $95,000 to $598,000 for the year ended December 31, 1999, compared to $503,000 for the year ended December 31, 1998. This increase was primarily due to higher sales volume and Sinar shipping expenses of $60,000 for the period since acquisition. Salaries increased by $1,047,000 to $3,150,000 for the year ended December 31, 1999, compared to $2,103,000 for the year ended December 31, 1998. This increase was primarily due to the addition of new employees to the Company's administrative and development staff in Hong Kong, increases in salaries of some existing employees and salaries to Sinar's employees since acquisition of $127,000.

    INTEREST EXPENSE, NET. The Company's interest expense, net was $49,000 during the year ended December 31, 1999, as compared to a net interest expense of $244,000 during the year ended December 31, 1998. The reduction was primarily attributable to interest income earned on the remaining proceeds from the common shares issued by the Company in December 1998 and reduced interest charges after using the proceeds to pay off capital leases and short-term bank debt.

    MINORITY INTERESTS. The Company includes in net income before minority interests all net income of its wholly-owned and majority-owned subsidiaries. The portion of such net income attributable to minority interests held by others is then deducted. Minority interests for the year ended December 31, 1999 was $827,000, as compared to $677,000 in 1998. Minority interests increased as a result of the acquisition of Sinar and its subsidiary, Titan Industrial Limited, and increases in the relative profitability of other minority-held subsidiaries.

    PROVISION FOR INCOME TAXES. The Company's provision for income taxes was $437,000 for the year ended December 31, 1999, reflecting an effective income tax rate of 10.5%. The Company's provision for income taxes was $354,000 for the year ended December 31, 1998, reflecting an effective income tax rate of 8.7%. The increase in the effective tax rate was due primarily to changes in contributions from subsidiaries which qualify for the manufacturing tax credit. Income earned by a Hong Kong company from manufacturing activities through contract processing arrangements in China is taxed at 50% of Hong Kong's statutory tax rate.

    CUMULATIVE EFFECT OF ACCOUNTING CHANGE. Deferred expenditures reported as of December 31, 1998 represented pre-operating costs incurred for new production facilities, which were previously deferred and amortized on a straight-line basis over three years. No amortization was recorded for the years ended December 31, 1997 and 1998. Effective from January 1, 1999, the Company has adopted Statement of Position 98-5 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, which requires all pre-operating costs to be charged to expense when incurred. Accordingly, deferred expenditures of $201,000, net of tax, were written off as a cumulative effect of accounting change in the consolidated statement of operations for the year ended December 31, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    NET SALES. The Company's net sales for the year ended December 31, 1998 were $33,633,000, an increase of $17,422,000, or 107%, from $16,211,000 in 1997.
The increase reflected higher sales to existing customers.

    COST OF GOODS SOLD. Cost of goods sold includes the cost of raw materials, subcontracting charges for production of molds, direct labor costs, utilities and other energy costs and depreciation and amortization of the Company's owned equipment and other depreciable manufacturing assets. The Company's cost of goods sold for the year ended December 31, 1998 was $24,490,000, an increase of $11,787,000, or 93%, from $12,703,000 last year. This increase reflected an increase of $5,420,000 in materials cost and an increase of $1,689,000 in salaries and other direct labor costs. Cost of goods sold constituted 73% of net sales for the year ended December 31, 1998, compared to 78% for the same period in 1997. The increase in gross profit margin was primarily a result of increased sales volume and efficiencies from better utilization of manufacturing capacity.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The Company's selling, general and administrative expenses totaled $5,113,000 for the year ended December 31, 1998, an increase of $3,192,000, or 166%, from $1,921,000 for the year ended December 31, 1997. The Company added dedicated staff during 1998 to handle customer service for the customers added in the past two years and to cope with the anticipated increase in business volume next year. Selling, general and administrative expenses increased as a percentage of net sales to 15% of net sales for the year ended December 31, 1998, as compared to 12% of net sales for the year ended December 31, 1997. This increase as a percentage of sales was due primarily to the fact that certain components of selling, general and administrative expenses, including the number of general and administrative employees and their salaries, did not increase proportionally with the increase in sales.

    Selling expenses consist primarily of shipping expenses and inspection charges. General and administrative expenses consist of salaries and other employee expenses for the Company's administrative and product development staff, the majority of which are located in Hong Kong, and rent and other overhead expenses of the Hong Kong office. Shipping expenses increased by $376,000 to $503,000 for the year ended December 31, 1998, compared to $127,000 for the year ended December 31, 1997. This increase was primarily due to higher sales volume. Salaries increased by $880,000 to $2,103,000 for the year ended December 31, 1998, compared to $1,223,000 for the year ended December 31, 1997. This increase was primarily due to the addition of new employees to the Company's administrative and development staff in Hong Kong and increases in salaries of some existing employees.

    INTEREST EXPENSE, NET. The Company's interest expense, net was $244,000 during the year ended December 31, 1998, as compared to a net interest expense of $104,000 during the year ended December 31, 1997. The increase was due to increased borrowings under the Company's credit facilities to fund the expansion of the Company's facilities and to fund the increase in business volume.

    MINORITY INTERESTS. Minority interests at December 31, 1998 totaled approximately $677,000. The Company includes in net income before minority interests all net income of its wholly-owned and majority-owned subsidiaries. The portion of such net income attributable to minority interests in the subsidiaries held by others is then eliminated.

    PROVISION FOR INCOME TAXES. The Company's provision for income taxes was $354,000 for the year ended December 31, 1998, reflecting an effective income tax rate of 9%. The Company's provision for income taxes for the year ended December 31, 1997 was $130,000, reflecting an effective income tax rate of 13% for the year ended December 31, 1997. The decrease in the effective tax rate to 9% for the year ended December 31, 1998 was due primarily to the net effect of an increase in taxable income of the Company's Hong Kong subsidiaries earned from manufacturing activities in China. Income earned by a Hong Kong company from manufacturing activities through contract processing arrangements in China is taxed at 50% of Hong Kong's statutory tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to 1998, the Company had financed its operations through a combination of cash from operations, bank financing and capital lease arrangements. In December 1998, the Company completed a public offering of its common stock which resulted in net proceeds to the Company of approximately $4,497,000. The Company's operating activities provided cash of $1,654,000 in 1999 and $4,907,000 in 1998. Investing activities used $4,634,000 in 1999 and $2,691,000 in 1998. The Company used $575,000 of cash in financing activities in 1999 and generated $2,368,000 of cash in 1998.

    Working capital at December 31, 1999 was $4,685,000 as compared to $5,261,000 at December 31, 1998. The investment in machinery and equipment in 1999 was the primary use of cash from operations and other activities. At December 31, 1999, net accounts receivable totaled $4,718,000, as compared to $4,343,000 at December 31, 1998. The increase was due primarily to increased sales to customers with longer credit terms, including the customers of Sinar. Consistent with practice in the die-cast collectibles and CGP industries, the Company offers 30 to 60 days accounts receivable terms to its customers. This practice has created working capital requirements that the Company generally has financed with a combination of internally generated cash flow and credit facilities provided by affiliates and third parties.

    At December 31, 1999, the Company's five largest customers accounted for approximately 66% of its accounts receivable. The Company actively monitors the creditworthiness of its customers, and to date has not experienced any significant problems with collection of its accounts receivable. See Note 5 of Notes to Consolidated Financial Statements for further information.

    The Company's accounts payable and accrued liabilities decreased by $1,309,000, or 19%, to $5,570,000 at December 31, 1999, as compared to
$6,879,000 at December 31, 1998. This decrease was primarily related to settlement of debts relating to completing construction work on factories 4 and 5 which were outstanding at the end of 1998.

    The Company's inventories increased by $904,000, or 24%, to $4,691,000 at December 31, 1999, as compared to $3,787,000 at December 31, 1998. The Company generally purchases raw materials six to eight weeks in advance of production, and the inventory increase at December 31, 1999 resulted in part from lower than expected sales in the fourth quarter.

    For the year ended December 31, 1999, additions to property and equipment were $5,235,000 as compared to $3,226,000 in 1998. Included in the additions are the capitalized costs of the proprietary tools produced during the period of approximately $1.2 million. For 2000, the Company expects to spend approximately $600,000 in capital expenditures and as much as $200,000 in startup costs to convert a portion of its manufacturing facilities to be able to produce CGPs.

    During 1999, the Company repaid short-term bank loans in the total amount of $29,000. These loans were secured by the individual guarantees of Messrs. Tong and Kwok and by the corporate guarantee of Acma Strategic Holdings Limited, the Company's principal stockholder. The Company also repaid capital lease obligations in an aggregate amount of approximately $185,000. As of December 31, 1999, the aggregate outstanding obligations under all capital leases was approximately $306,000 as compared to approximately $461,000 at December 31, 1998.

    The Company has revolving lines of credit with Hang Seng Bank, Banque Nationale de Paris, and Commonwealth Finance Corporation Limited. As of December 31, 1999, these lines of credit allowed for aggregate borrowings of up to $2,737,000. As of December 31, 1999, the Company had approximately $1,150,000 outstanding under these revolving lines of credit.

    In July 1999, the Company acquired a 55% interest in Sinar Industrial Limited. Details of assets acquired and liabilities assumed were as follows (in thousands):

Cash and bank deposits......................................      396
Accounts receivable, net....................................    1,032
Deposits and prepayments....................................      190
Machinery, equipment and capital leases, net................      143
Accounts payable............................................   (1,530)
Accrued liabilities.........................................     (130)
Taxation payable............................................      (37)
                                                               ------
Net assets of Sinar.........................................       64
The Company's share.........................................       55%
                                                               ------
Net assets acquired as of the date of acquisition...........       35
Goodwill....................................................      230
                                                               ------
Consideration satisfied in cash.............................      265
Less: Cash and bank deposits acquired.......................     (396)
                                                               ------
Net cash inflow:
  Cash received.............................................      131
                                                               ======

    The Company expects that its cash needs for the foreseeable future will arise primarily from working capital requirements, capital expenditures and debt service requirements. The Company expects that its principal sources of cash will be operating cash flow, cash on hand, bank lines of credit and other external credit sources, and, to a lesser extent, credit facilities provided by affiliates or related parties.

    The Company believes that these sources will be adequate to meet the Company's anticipated cash requirements for 2000. However, there can be no assurance that these resources will be adequate to meet the Company's needs, particularly in the event that the Company elects to further expand its manufacturing facilities. In the event that the Company requires additional capital, it may issue additional equity securities, which could result in dilution to existing stockholders, or borrow funds, which could adversely affect operating results.

INFLATION

    The Company believes that inflation has not had a material impact on its business in recent years.

CURRENCY EXCHANGE FLUCTUATIONS

    All of the Company's sales are denominated either in U.S. dollars or Hong Kong dollars, while its expenses are denominated primarily in Hong Kong dollars and Renminbi, the Chinese currency (RMB). There can be no assurance that the RMB-to-U.S. dollar rate will remain stable. Although a devaluation of the Hong Kong dollar or RMB relative to the U.S. dollar would be likely to reduce the Company's expenses, any material increase in the value of the Hong Kong dollar or RMB relative to the U.S. dollar would increase the Company's expenses, and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has never engaged in currency hedging operations and has no present intention to do so. Foreign currency transactions produced a net loss of $16,000 in 1998 and a net gain of $10,000 in 1999.

SEASONALITY

    Each year, the Company ceases production for a two-week period due to the Chinese New Year holiday, which occurs during late January or early February. This holiday shutdown has typically resulted in lower revenues during the first quarter of each year than during the other three quarters. Certain fixed costs, however, continue despite the Company's closing. This reduction in revenues, without a corresponding reduction in costs, diminishes liquidity during the first quarter.

    The Company experiences fluctuations in quarterly sales due to the timing of receipt of orders from customers and product shipments. The Company also incurs substantial tooling and other costs of manufacturing new products from three to nine months in advance of obtaining the first customer orders for the new product. This long lead time may contribute to fluctuations in the Company's quarterly results of operations.

INTERNATIONAL SALES

    The Company sells substantially all of its products to customers in the U.S. and Europe. During the year ended December 31, 1999, approximately 32.1% of the Company's net sales arose from sales to European customers, and in 1998 approximately 13.5% of the Company's net sales were attributable to sales to European customers. The U.S. and European governments may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. and Europe at current or increased levels.

ACCOUNTING FOR STOCK OPTIONS

    The Board of Directors of the Company has adopted a 1998 Stock Option Plan under which the Company has reserved shares of common stock for issuance upon the exercise of options granted under the plan. On December 23, 1998, the Company granted stock options under the plan to certain directors, officers, employees and consultants to purchase 340,500 shares of common stock at an exercise price equal to the market price of the common stock on that date. On July 16, 1999, the Company's shareholders ratified an amendment to the plan to increase the number of shares available for grant from 420,000 to 650,000.

    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which established the "fair value" method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of the stock option at the grant date and the number of options vested, and is recognized over the period in which the related services are rendered. For securities issuances to employees, SFAS 123 also permits the use of the "intrinsic value based" method as set forth in the Statement of Financial Accounting Standards No. 116. At present, the Company intends to report using the intrinsic value based method for issuances to employees, as allowed by SFAS 123. As further provided in SFAS 123, the Company has disclosed the pro forma effect of adopting the fair value based method in
Note 17 of Notes to Consolidated Financial Statements.

ITEM 7.  FINANCIAL STATEMENTS.

    The consolidated financial statements and the reports and notes, which are attached hereto beginning at page F-1, are incorporated herein by reference.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    Effective April 30, 1998, Greenberg & Company, LLC, which had been the Company's auditor prior to the exchange reorganization, resigned as the independent accountants of the Company. The Company's Board of Directors approved the appointment of Arthur Andersen & Co. as its new independent accountants on April 30, 1998, and this appointment was subsequently ratified by the Company's shareholders on July 16, 1999.

    Greenberg & Company, LLC's report on the Company's financial statements for the past two years did not contain an adverse opinion or disclaimer, and was not modified as to uncertainty, audit scope or accounting principles during that period. The Company did not have any disagreements with Greenberg & Company, LLC on any matter of accounting principles, financial statements, auditing scope or procedure during that period.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

    The information required by this Item will be contained in the Company's definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 10.  EXECUTIVE COMPENSATION.

    The information required by this Item will be contained in the Company's definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The information required by this Item will be contained in the Company's definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    The information required by this Item will be contained in the Company's definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 13.  EXHIBITS AND REPORTS ON FORM 8-K.

    (a) EXHIBITS

    The following exhibits are filed as part of this report:

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
         3.1            Restated Certificate of Incorporation of the Company(2).
         3.2            By Laws of the Company (incorporated by reference to the
                          exhibits of the Company's registration statement (file no.
                          33-14521-NY)).
         3.3            Amendment to By Laws of the Company.
         4              Specimen Stock Certificate of the Company(1).
        10.1            Form of Indemnification Agreement with officers and
                          directors(1).
        10.2            Share Exchange Agreement by and among Davin
                          Enterprises, Inc., Carl Tong, Leo Kwok and Acma Strategic
                          Holdings Limited dated December 15, 1997(1).
        10.3            Joint Enterprise Agreement between Creative Master Limited and Dongguan Heng Li Trading Company dated September 10,
                          1994(1).
        10.4            Supplement to Joint Enterprise Agreement between Creative
                          Master Limited and Dongguan Heng Li Trading Company dated
                          April 1, 1996(1).
        10.5            Processing Agreement by and between Creative Master Limited and Dongguan Heng Li Zhen Trading Company dated June 18,
                          1998(2).
        10.6            Entrepreneur Agreement by and among Creative Master Limited,
                          Chen Hao Qiang, Gan Zi Kuen and Wu Qing Su (undated)(1).
        10.7            Letter to extend credit facilities from Hang Seng Bank
                          Limited to Creative Master Limited dated July 16, 1998(1).
        10.8            Letter agreement to extend credit facilities between Hang
                          Seng Bank Limited and Creative Master Limited dated June
                          10, 1996(1).
        10.9            Letter to extend credit facilities between Banque Nationale de Paris Hong Kong Branch and Creative Master Limited
                          dated April 21, 1997(1).
        10.10           Letter agreement to extend credit facilities between Bank of
                          China Hong Kong Branch and Creative Master Limited dated
                          May 25, 1992(1).

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        10.11           Letter agreement to extend credit facilities between
                          Commonwealth Finance Corporation Limited and Creative
                          Master Limited dated December 20, 1997(1).
        10.12           Consultancy Agreement between Creative Master Limited and
                          Acma Strategic Holdings Limited dated January 19, 1996
                          (incorporated by reference to the Company's Form 10-KSB
                          for fiscal 1998, filed on September 2, 1998).
        10.13           Consultancy Agreement between Carl Tong & Associates
                          Management Consulting Limited and Acma Strategic Holdings
                          Limited dated January 19, 1996 (incorporated by reference
                          to the Company's Form 10-KSB for fiscal 1998, filed on
                          September 2, 1998).
        10.14           Joint and Several Guarantee By Individuals or Partners in a
                          Firm by and among Commonwealth Finance Corporation
                          Limited, Carl Tong and Leo Kwok dated March 30, 1993(1).
        10.15           Guarantee to be Given by an Individual by and between
                          Commonwealth Finance Corporation Limited and Carl Tong
                          dated March 30, 1993(1).
        10.16           Guarantee to be Given by an Individual by and between
                          Commonwealth Finance Corporation Limited and Leo Kwok
                          dated March 30, 1993(1).
        10.17           Creative Master Limited Defined Contribution Scheme
                          Rules effective January 1, 1997(1).
        10.18           Hang Seng Pooled Provident Plan Defined Contribution Policy
                          by and between Excel Master Limited and Hang Seng Life
                          Limited effective January 1, 1997; and Excel Master
                          Limited Defined Contribution Scheme Rules(1).
        10.19           Hang Seng Pooled Provident Plan Defined Contribution Policy
                          by and between Carison Limited and Hang Seng Life Limited
                          effective January 1, 1997; and Carison Limited Defined
                          Contribution Scheme Rules(1).
        10.20           Service Agreement by and between Creative Master Limited and
                          Leo Sheck Pui Kwok dated January   , 1996(1).
        10.21           Factory and dormitory leases for CML No. 1(2).
        10.22           Factory and dormitory leases for CML No. 2(2).
        10.23           Factory and dormitory leases for CML No. 3(2).
        10.24           Factory and dormitory leases for CML No. 4(2).
        10.25           Factory and dormitory leases for CML No. 5(2).
        10.26           Consulting Agreement between Henry Hai-Lin Hu, Business Plus
                          Consultants Limited and the Company dated August 18,
                          1998(2).
        10.27           Import Material & Processing Agreement between Dongguan
                          Process Assembly Servicing Company and the Company dated
                          November 10, 1995(2).
        10.28           Lease of Unit B, Casey Industrial Building, Kowloon, Hong
                          Kong between Creative Master Limited and Fortune Wind
                          Investments Limited dated April 3, 1997(2).
        10.29           Lease of Unit A1, Casey Industrial Building, Kowloon, Hong
                          Kong between Excel Master limited and Fortune Wind
                          Investments Limited(2).
        10.30           Lease of Unit A2, Casey Industrial Building, Kowloon, Hong
                          Kong between Creative Master Limited and Fortune Wind
                          Investments Limited(2).
        10.31           Loan Agreement dated January 31, 1996 between Carl Tong and
                          Leo Sheck Pui Kwok as lenders and Creative Master Limited
                          as borrower in the aggregate amount of
                          H.K. $1,000,000(1).
        10.32           Loan Agreement dated April 18, 1995 between Carl Tong and
                          Sheck Pui Kwok as lenders and Creative Master Limited as
                          borrower in the aggregate amount of H.K. $2,000,000(1).
        10.33           Promissory Note, dated as of October 1, 1998, in the
                          principal amount of $227,118 from Creative Master Limited
                          in favor of Carl Ka Wing Tong(2).

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        10.34           Promissory Note, dated as of October 1, 1998, in the
                          principal amount of $493,889 from Creative Master Limited
                          to Leo Sheck Pui Kwok(2).
        10.35           Lease of apartment from Wellholding Limited by Creative
                          Master Limited dated January 2, 1996(1).
        10.36           1998 Stock Option Plan, as amended(3).
        10.37           Form of Notice of Stock Option Grant and Stock Option
                          Agreement under the 1998 Stock Option Plan(3).
        10.38           Standby Letter of Credit of Acma Ltd(2).
        10.39           Guarantee of Carl Tong to Banque Nationale de Paris in favor of Creative Master Limited dated June 13, 1990(2).
        10.40           Guarantee of Leo Kwok to Banque Nationale de Paris in favor of Creative Master Limited dated June 13, 1990(2).
        10.41           Deed of Guarantee of Carl Tong and Leo Kwok to Bank of China
                          in favor of Creative Master Limited(2).
        10.42           Guarantee to be Given by a Limited Company by and between
                          Commonwealth Finance Corporation Limited and Acma
                          Strategic Holdings Limited dated July 14, 1997(2).
        10.43           Warrant Agreement between the Company and Cruttenden Roth
                          Incorporated, including the Representative's Warrant(3).
        10.44           Underwriting Agreement, dated December 22, 1998, among the
                          Company and the underwriters named therein(3).
        10.45           Share Exchange Agreement, signed on February 17, 2000, among the Company, PacificNet.com LLC, and the Owners of
                          PacificNet.com LLC(4).
        16              Letter re: Change in Certifying Accountant (incorporated by reference to the Company's Form 8-K dated April 30, 1998).
        21              List of Subsidiaries(2).
        23              Consent of Arthur Andersen & Co.
        27              Financial Data Schedule.

------------------------

(1) Incorporated by reference to the Company's Form SB-2 filed on October 21, 1998.

(2) Incorporated by reference to the Company's Form SB-2/A filed on November 25, 1998.

(3) Incorporated by reference to the Company's Form 10-KSB filed on March 30, 1999.

(4) Incorporated by reference to the Company's Form 8-K filed on March 8, 2000.

    (b) REPORTS ON FORM 8-K

    No reports on Form 8-K were filed during the last quarter of fiscal 1999.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................    H-28

Consolidated Balance Sheets--As of December 31, 1998 and
  1999......................................................    H-29

Consolidated Statement of Operations--For the Years Ended
  December 31, 1997, 1998 and 1999..........................    H-30

Consolidated Statement of Cash Flows--For the Years Ended
  December 31, 1997, 1998, and 1999.........................    H-31

Consolidated Statements of Changes in Stockholders'
  Equity--For the Years Ended December 31, 1997, 1998 and
  1999......................................................    H-33

Notes to Consolidated Financial Statements..................    H-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of

    Creative Master International, Inc.:

    We have audited the accompanying consolidated balance sheets of Creative Master International, Inc. (a company incorporated in the State of Delaware, United States of America; formerly known as Davin Enterprises, Inc.; "the Company") and Subsidiaries ("the Group") as of December 31, 1998 and 1999, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years ended December 31, 1997, 1998 and 1999. The financial statements for the year ended December 31, 1997 give retroactive effect to the acquisition of Creative Master Limited as a reverse acquisition as described in Note 2 to the accompanying financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Creative Master International, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999, after giving retroactive effect to the acquisition of Creative Master Limited as a reverse acquisition as described in
Note 2 to the accompanying financial statements, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong

Hong Kong,
February 14, 2000 (except with respect to the matter discussed in Note 26 as to which the date is February 18, 2000).

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                                NOTE       1998       1999
                                                              --------   --------   --------
                                                                          $'000      $'000
                                           ASSETS

Current assets:
  Cash and bank deposits....................................     20        5,055      1,500
  Accounts receivable, net..................................      5        4,343      4,718
  Deposits and prepayments..................................      6          681      1,384
  Inventories, net..........................................      7        3,787      4,691
                                                                          ------     ------
      Total current assets..................................              13,866     12,293
Machinery, equipment and capital leases, net................      8        5,663      9,316
Long-term investment........................................      9            1         --
Deferred expenditures.......................................                 221         --
Goodwill, net...............................................     10          716        841
                                                                          ------     ------
      Total assets..........................................              20,467     22,450
                                                                          ======     ======

                  LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings................................     11        1,062      1,150
  Capital lease obligations, current portion................     12          173        202
  Accounts payable..........................................               3,965      3,368
  Deposits from customers...................................                 136        235
  Accrued liabilities.......................................     13        2,914      2,202
  Loans from directors, current portion.....................     21          222        267
  Taxation payable..........................................     14          133        184
                                                                          ------     ------
      Total current liabilities.............................               8,605      7,608
Capital lease obligations, non-current portion..............     12          288        104
Loans from directors, non-current portion...................     21          444        240
Deferred taxation...........................................     14          220        399
                                                                          ------     ------
      Total liabilities.....................................               9,557      8,351
                                                                          ------     ------
Minority interests..........................................                 618      1,240
                                                                          ------     ------
Stockholders' equity:
  Common stock, par value $0.0001:
    Authorized--25,000,000 shares as of December 31, 1998
      and 1999
    Outstanding and fully paid--4,999,322 shares as of
      December 31, 1998 and 1999............................     17            1          1
  Preferred stock, par value $0.0001:
    authorized--5,000,000 as of December 31, 1998 and 1999
    outstanding--nil as of December 31, 1998 and 1999.......     17           --         --
  Additional paid-in capital................................               5,898      5,784
  Retained earnings.........................................               4,393      7,074
                                                                          ------     ------
      Total stockholders' equity............................              10,292     12,859
                                                                          ------     ------
      Total liabilities, minority interests and
        stockholders' equity................................              20,467     22,450
                                                                          ======     ======

   The accompanying notes are an integral part of these financial statements.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                              NOTE       1997       1998       1999
                                                            --------   --------   --------   --------
                                                                        $'000      $'000      $'000
Net sales.................................................     22        16,211     33,633     40,668
Cost of goods sold........................................              (12,703)   (24,490)   (30,740)
                                                                       --------   --------   --------
  Gross profit............................................                3,508      9,143      9,928
                                                                       --------   --------   --------
Selling, general and administrative expenses..............               (1,921)    (5,113)    (5,961)
Interest income...........................................                  112         39         90
Interest expense..........................................                 (216)      (283)      (139)
Other income (expenses), net..............................                 (137)       318        190
Gain on disposal of long-term investment..................      9            --         --        143
Gain on dilution of interest in a subsidiary..............                   --         77         --
Reorganization expense....................................     15          (284)        --         --
Amortization of goodwill..................................                  (62)       (94)      (105)
                                                                       --------   --------   --------
  Income before income taxes and minority interests.......                1,000      4,087      4,146
Provision for income taxes................................     14          (130)      (354)      (437)
                                                                       --------   --------   --------
  Income before minority interests........................                  870      3,733      3,709
Minority interests........................................                  (82)      (677)      (827)
                                                                       --------   --------   --------
  Income before cumulative effect of accounting change....                  788      3,056      2,882
Cumulative effect of accounting change....................    4.f            --         --       (201)
                                                                       --------   --------   --------
  Net income..............................................     16           788      3,056      2,681
                                                                       ========   ========   ========
BASIC AND DILUTED EARNINGS PER COMMON SHARE
  Income before cumulative effect of accounting change....             $   0.22   $   0.81   $   0.58
  Cumulative effect of accounting change..................                   --         --      (0.04)
                                                                       --------   --------   --------
  Net income..............................................    4.l      $   0.22   $   0.81   $   0.54
                                                                       ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                               1997      1998      1999
                                                              -------   -------   -------
                                                               $'000     $'000     $'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................      788     3,056     2,681
Adjustments to reconcile net income to net cash provided by
  operating activities--
  Depreciation of machinery and equipment...................      469       705     1,651
  Net (gain) loss on disposals of machinery and equipment...       (6)       14        (1)
  Net gain on disposal of long-term investment..............       --        --      (143)
  Reorganization expense....................................      199        --        --
  Gain on dilution of interest in a subsidiary..............       --       (77)       --
  Amortization of goodwill..................................       62        94       105
  Minority interests........................................       82       677       798
  Deferred taxation.........................................       58       163       179
(Increase) Decrease in operating assets--
  Accounts receivable, net..................................   (1,094)   (1,516)      657
  Deposits and prepayments..................................        7      (374)     (513)
  Inventories, net..........................................   (1,161)     (859)     (904)
Increase (Decrease) in operating liabilities--
  Accounts payable..........................................      234     2,057    (2,127)
  Deposits from customers...................................      560      (424)       99
  Accrued liabilities.......................................      439     1,335      (842)
  Due to parent company.....................................        9        (9)       --
  Taxation payable..........................................       50        65        14
                                                              -------   -------   -------
    Net cash provided by operating activities...............      696     4,907     1,654
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of machinery and equipment....................      (24)   (2,470)   (5,157)
  Proceeds from disposals of machinery and equipment........       --        --        27
  Proceeds from disposal of long-term investment............       --        --       144
  Net cash (outflow) inflow from acquisition of a
    subsidiary..............................................       (1)       --       131
  (Increase) Decrease in deferred expenditures..............       --      (221)      221
  Decrease in due from a related company....................       41        --        --
                                                              -------   -------   -------
    Net cash provided by (used in) investing activities.....       16    (2,691)   (4,634)
                                                              -------   -------   -------

                            (Continued on next page)

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                               1997      1998      1999
                                                              -------   -------   -------
                                                               $'000     $'000     $'000
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in bank overdrafts...............................      (28)       --        --
  New short-term bank loans.................................    1,097     2,895       129
  Repayment of short-term bank loans........................     (825)   (3,347)      (29)
  Increase (Decrease) in import trust receipts bank loans...       77       224       (12)
  Repayment of capital element of capital lease
    obligations.............................................     (605)   (1,326)     (185)
  Decrease in loans from directors..........................      (18)     (195)     (159)
  Decrease in due to a related company......................     (363)       --        --
  Dividends paid to minority interests of a subsidiary......       (7)      (58)     (205)
  Finance from minority interests of a subsidiary...........       --         1        --
  Dividends paid............................................       --      (323)       --
  Proceeds from issuance of common stock....................       --     6,250        --
  Common stock issuance expenditures........................       --    (1,753)     (114)
                                                              -------   -------   -------
    Net cash (used in) provided by financing activities.....     (672)    2,368      (575)
                                                              -------   -------   -------
Effect of cumulative translation adjustments................       (4)       --        --
                                                              -------   -------   -------
Net increase (decrease) in cash and bank deposits...........       36     4,584    (3,555)
Cash and bank deposits, as of beginning of year.............      435       471     5,055
                                                              -------   -------   -------
Cash and bank deposits, as of end of year...................      471     5,055     1,500
                                                              =======   =======   =======

   The accompanying notes are an integral part of these financial statements.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                  (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS)

                                                                                             ACCUMULATED
                                                                                                OTHER
                                                                                            COMPREHENSIVE
                                                COMMON STOCK                                  INCOME --
                                            ---------------------   ADDITIONAL               CUMULATIVE
                                            NUMBER OF                PAID-IN     RETAINED    TRANSLATION
                                             SHARES      AMOUNT      CAPITAL     EARNINGS    ADJUSTMENTS
                                            ---------   ---------   ----------   --------   -------------
                                              '000        $'000       $'000       $'000         $'000
Balance as of January 1, 1997.............    3,605            1       1,202        872            4
Effect of the exchange reorganization.....      145           --          --         --           --
Reorganization expense contributed by
  stockholders (Note 15)..................       --           --         199         --           --
Net income................................       --           --          --        788           --
Dividends.................................       --           --          --       (323)          --
Translation adjustments...................       --           --          --         --           (4)
                                              -----     ---------     ------      -----          ---
Balance as of December 31, 1997...........    3,750            1       1,401      1,337           --
Issuance of common stock..................    1,250           --       6,250         --           --
Common stock issuance expenditures........       --           --      (1,753)        --           --
Net income................................       --           --          --      3,056           --
                                              -----     ---------     ------      -----          ---
Balance as of December 31, 1998...........    5,000            1       5,898      4,393           --
Common stock issuance expenditures........       --           --        (114)        --           --
Net income................................       --           --          --      2,681           --
                                              -----     ---------     ------      -----          ---
Balance as of December 31, 1999...........    5,000            1       5,784      7,074           --
                                              =====     =========     ======      =====          ===

   The accompanying notes are an integral part of these financial statements.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

    Creative Master International, Inc. ("the Company") is incorporated in the State of Delaware, United States of America. With effect from March 2, 1998, the Company changed its name from Davin Enterprises, Inc. to Creative Master International, Inc., the present one.

    During the period from January 1, 1997 (the earliest date covered by these financial statements) to December 30, 1997, the Company's sole asset was investment in a 9.6% interest in Target Vision Inc., a company incorporated in the State of Delaware, United States of America, which was principally engaged in the trading of communication systems.

    On December 30, 1997, the Company acquired 100% interest in Creative Master Limited ("CML"; a company incorporated in Hong Kong) by issuing a total of 3,604,500 shares of common stock of par value $0.0001 each (after the reverse stock splits and the redenominations of par value as described in Note 17) to Acma Strategic Holdings Limited ("ASHL"; a company incorporated in Hong Kong), Mr. Leo Sheck Pui Kwok and Mr. Carl Ka Wing Tong. ASHL is 90% owned by Acma Ltd., a company incorporated in Singapore and listed on the Singapore Stock Exchange Limited, and 10% owned by Mr. Carl Ka Wing Tong.

    CML and its subsidiaries ("the CML Group") are principally engaged in the manufacturing of collectible-quality, die-cast replicas of cars, trucks, buses, boats and engines and other products for sale to customers primarily located in the United States of America and Europe. Through Sinar Industrial Limited, acquired by CML in July 1999 (see Notes 2 and 24), the CML Group is also engaged in the design and marketing of peripheral products for personal computers and interactive video games. The CML Group maintains its head office in Hong Kong, where it coordinates sales and marketing, purchasing and administrative functions. Its production facilities are located in Guangdong Province, the People's Republic of China ("the PRC").

    On December 24, 1998, the Company issued 1,250,000 shares of common stock, for a cash consideration of $5 per share through a public offering and raised net proceeds of approximately $4,383,000.

2.  BASIS OF PRESENTATION

    The acquisition of CML by the Company on December 30, 1997 has been treated as a reverse acquisition since CML is the continuing entity as a result of the exchange reorganization. On this basis, the historical financial statements prior to December 30, 1997 represented the consolidated financial statements of the CML Group. The historical stockholders' equity accounts of the Company as of December 31, 1997 represented the 3,604,500 shares of common stock (after the effect of the reverse stock splits and the redenominations of par value as described in Note 17) issued in connection with the acquisition. The original 145,310 shares of common stock (after the effect of the reverse stock splits and the redenominations of par value as described in Note 17) outstanding prior to the exchange reorganization have been reflected as an addition in the stockholders' equity account of the Company on December 30, 1997.

    The acquisition of Sinar Industrial Limited ("Sinar") by the CML Group in July 1999 has been accounted for using the purchase method of accounting (see
Note 24). Accordingly, the assets acquired and the liabilities assumed have been recorded at their estimated fair values, and the operations for Sinar are included in the consolidated financial statements of the Company from the date of acquisition. The following is an unaudited pro forma summary of the combined results of operations of

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

2.  BASIS OF PRESENTATION (CONTINUED)
the Group and Sinar for the year ended December 31, 1999 as if the acquisition had occurred as of January 1, 1999. The unaudited pro forma summary is not necessarily indicative either of the results of operations that would have occurred had the acquisition been made as of January 1, 1999, or of future results of operations of the combined companies.

                                                                 $'000
                                                              -----------
                                                              (UNAUDITED)
Pro forma combined net sales................................    $43,040
Pro forma combined net income...............................      2,749
Pro forma combined basic and diluted earnings per common
  share -- net income.......................................       0.55

3.  SUBSIDIARIES

    Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of December 31, 1999 were as follows:

                                                       PERCENTAGE OF
                                                         EFFECTIVE
                                         PLACE OF         EQUITY
NAME                                  INCORPORATION    INTEREST HELD          PRINCIPAL ACTIVITIES
----                                  --------------   -------------   -----------------------------------
Creative Master Limited............     Hong Kong        100%          Manufacturing and sales of
                                                                       collectible replica products
Excel Master Limited...............     Hong Kong        100%          Sales of collectible replica
                                                                       products
Creative Master Overseas Holdings
  Limited..........................     Hong Kong        100%          Investment holding
Creative Master Special Holdings
  Limited..........................     Hong Kong         70%          Sales of collectible replica
                                                                       products
Mastercraft Engineering Limited
  (Note b).........................     Hong Kong         70%          Manufacturing of molds
Carison Engineering Limited
  (Note c).........................     Hong Kong         70%          Manufacturing of molds
Techtime Industries Limited........     Hong Kong         55%          Manufacturing of collectible
                                                                       replica products
Sinar Industrial Limited...........     Hong Kong         55%          Design and marketing of computer
                                                                         and video game peripherals
Sports Master Limited..............     Hong Kong         50%          Dormant
High Road Solution Limited
  (Note d).........................     Hong Kong        38.5%         Dormant
Titan Industrial Limited
  (Note d).........................     Hong Kong         33%          Sales of computer game peripherals
Dongguan Chuangying Toys Factory
  Co., Ltd.........................      The PRC        Note a         Manufacturing of collectible
                                                                       replica products
Creative Master Special Holdings
  Inc..............................    The British       100%          Dormant
                                      Virgin Islands

--------------------------

Notes --

a. Dongguan Chuangying Toys Factory Co., Ltd. is a contractual joint venture established in the PRC to be operated for 12 years until October 2006. Under the joint venture contract dated September 10, 1994 and the supplemental contract dated April 1, 1996, the Company's joint venture partner is not entitled to any profit of the joint venture and is not responsible for any loss of the joint venture effective from

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

3.  SUBSIDIARIES (CONTINUED)
    September 10, 1994. In view of their profit sharing arrangement, the joint venture is regarded as 100% owned by the Company.

b. Effective from April 15, 1998, Queenex Enterprises Limited changed its name to Mastercraft Engineering Limited ("MEL"), the present one. Prior to April 14, 1998, MEL was 100% owned by the Group. On April 14, 1998, MEL issued 9,000 shares of common stock of par value $0.129 each (equivalent of HK$1 each) to three parties which are not involved in management of the Company at par and 11,000 shares of common stock to the Group at par. As a result, the Group's equity interest in MEL was diluted from 100% to 70%, and the Group recognized a gain on dilution of approximately $77,000.

c. Effective from May 20, 1998, Carison Limited changed its name to Carison Engineering Limited, the present one.

d. High Road Solution Limited and Titan Industrial Limited are considered as subsidiaries of the Company as Sinar Industrial Limited owned 70% and 60% of their equity interest, respectively.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a.  BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its subsidiaries and its contractual joint venture which is considered as a de facto subsidiary. All material intra-group balances and transactions have been eliminated on consolidation.

    b.  GOODWILL

    Goodwill, being the excess of cost over the fair value of the Group's share of net assets of subsidiaries acquired, is amortized on a straight-line basis over ten years. The amortization recorded during the years ended December 31, 1997, 1998 and 1999 was approximately $62,000, $94,000 and $105,000, respectively. Accumulated amortization as of December 31, 1998 and 1999 was approximately $233,000 and $338,000, respectively.

    Management reviews and evaluates the recoverability of goodwill periodically as part of its assessment of the recoverability of the Group's share of net assets of subsidiaries to which it relates. The determinants used for this evaluation include management's estimate of the business ability to generate positive income from operations and positive cash flows in future periods. In the opinion of the management, no material impairment exists as of December 31, 1999.

    c.  CONTRACTUAL JOINT VENTURE

    A contractual joint venture is an entity established between the Group and one or more other parties, with the rights and obligations of the joint venture partners governed by a contract. If the Group owns more than 50% of the joint venture and is able to govern and control its financial and operating policies and its board of directors, such joint venture is considered as a de facto subsidiary and is accounted for as a subsidiary.

    d.  INVENTORIES

    Inventories are stated at the lower of cost, on a first-in first-out basis, and market value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of production overheads.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    e.  MACHINERY, EQUIPMENT AND CAPITAL LEASES

    Machinery, equipment and capital leases are recorded at cost. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance cots are expensed as incurred.

    Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows: machinery and tools -- 3 to 10 years, leasehold improvements --3 to 10 years, furniture and office equipment -- 3 to 5 years, and motor vehicles -- 3 to 4 years.

    The carrying value of machinery and equipment is assessed annually and when factors indicating a potential impairment are present. The Group determines whether any such impairment should be recorded by estimating the undiscounted future cash flows and comparing such amount to the net asset carrying value. If an impairment is present, the assets are reported at the lower of carrying value or fair value.

    f.  DEFERRED EXPENDITURES

    Deferred expenditures reported as of December 31, 1998 represented pre-operating costs incurred for new production facilities, which were previously deferred and amortized on a straight-line basis over three years. No amortization was recorded for the years ended December 31, 1997 and 1998.

    Effective from January 1, 1999, the Group has adopted Statement of Position 98-5 issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, which requires all pre-operating costs to be charged to expense when incurred. Accordingly, deferred expenditures of $201,000, net of tax, were written off as a cumulative effect of accounting change in the consolidated statements of operations for the year ended December 31, 1999.

    g.  NET SALES

    Net sales represent the invoiced value of merchandise/molds supplied to customers, net of sales returns and allowances. Sales are recognized upon delivery of goods and passage of title to customers.

    Deposits or advanced payments from customers prior to delivery of goods and passage of title of merchandise/molds are recorded as deposits from customers.

    h.  INCOME TAXES

    The Group accounts for income tax under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

    i.  OPERATING LEASES

    Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    j.  COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, which establishes guidance for the reporting and disclosure of comprehensive income and its components. The purpose of reporting comprehensive income is to report a measure of all changes in equity that resulted from recognized transactions and other economic events of the period other than transactions with shareholders. Adoption of the standard had no economic impact on the Company's consolidated financial position, results of operations or cash flows, although the presentation of certain items has changed. The components of accumulated other comprehensive income included in the consolidated balance sheets consist of cumulative translation adjustments as of the end of each year. Prior year financial statements have been restated to conform to the requirements of SFAS No. 130.

    k.  FOREIGN CURRENCY TRANSLATION

    The translation of the financial statements of subsidiaries into United States dollars is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet dates and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in stockholders' equity separately as cumulative translation adjustments. Aggregate (losses) gains from foreign currency transactions included in the statements of operations for the years ended December 31, 1997, 1998 and 1999 were approximately $(47,000), $(16,000) and $10,000, respectively.

    l.  EARNINGS PER COMMON SHARE

    Basic earnings per common share is computed in accordance with SFAS No. 128 by dividing net income for each year by the weighted average number of shares of common stock outstanding during the years, as if the common stock issued for the acquisition of CML (see Note 1) and the reverse stock splits and the redenominations of par value (see Note 17) had been consummated prior to the years presented.

    The computation of diluted earnings per common share is similar to basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive securities outstanding during the years were exercised.

    The basic and diluted earnings per common share were the same for the years presented because no dilutive securities were outstanding or exercisable as of December 31, 1997 and 1998, and the options and warrants outstanding during 1999 (see Note 17) had no dilutive effect. The numerator in calculating both basic and diluted earnings per share for each year is the reported net income. The denominator is based on the following weighted-average number of common shares:

                                                1997        1998        1999
                                              ---------   ---------   ---------
Basic.......................................  3,605,294   3,776,719   4,999,322
Diluted.....................................  3,605,294   3,776,719   4,999,322

    m.  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions about

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) potential future events that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

    n.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    All financial instruments of the Group are carried at cost, which approximate their fair value.

5.  ACCOUNTS RECEIVABLE

    Accounts receivable consisted of:

                                                               1998       1999
                                                             --------   --------
                                                              $'000      $'000
Trade receivables..........................................    5,125      5,820
Less: Allowance for doubtful accounts......................     (782)    (1,102)
                                                              ------    -------
Accounts receivable, net...................................    4,343      4,718
                                                              ======    =======

6.  DEPOSITS AND PREPAYMENTS

    Deposits and prepayments consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Deposits for acquisition of molds...........................     219        298
Rental and utility deposits.................................     229        266
Prepayments.................................................     224        298
Others......................................................       9        522
                                                               -----      -----
                                                                 681      1,384
                                                               =====      =====

7.  INVENTORIES

    Inventories consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Raw materials...............................................   1,753      2,428
Work-in-process.............................................   1,226      1,413
Finished goods..............................................   1,124        988
                                                               -----      -----
                                                               4,103      4,829
Less: Allowance for slow-moving and obsolete inventories....    (316)      (138)
                                                               -----      -----
Inventories, net............................................   3,787      4,691
                                                               =====      =====

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

8.  MACHINERY, EQUIPMENT AND CAPITAL LEASES

    Machinery, equipment and capital leases consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Machinery and equipment:
  Machinery and tools.......................................    4,930      8,768
  Leasehold improvements....................................    1,415      2,112
  Furniture and office equipment............................      827      1,589
  Motor vehicles............................................       85        154
Capital leases:
  Machinery and tools.......................................      623        497
  Furniture and office equipment............................       32         44
  Motor vehicles............................................       --         32
                                                               ------     ------
Cost........................................................    7,912     13,196
Less: Accumulated depreciation
    Machinery and equipment.................................   (2,220)    (3,779)
    Capital leases..........................................      (29)      (101)
                                                               ------     ------
Machinery, equipment and capital leases, net................    5,663      9,316
                                                               ======     ======

9.  LONG-TERM INVESTMENT

    Long-term investment represented a 9.6% interest in Target Vision Inc. (a company incorporated in the State of Delaware, United States of America), which was principally engaged in the sale of communication systems. The carrying cost of the long-term investment represented:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Long-term investment........................................     685         --
Less: Write-down of investment cost.........................    (684)        --
                                                               -----      -----
Long-term investment, net...................................       1         --
                                                               =====      =====

    In April 1999, the Company disposed of its entire interest in Target Vision Inc. for approximately $144,000 in cash, and recognized a gain of approximately $143,000.

10.  GOODWILL

    Goodwill consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Goodwill....................................................     949      1,179
Less: Accumulated amortization..............................    (233)      (338)
                                                               -----      -----
Goodwill, net...............................................     716        841
                                                               =====      =====

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

11.  SHORT-TERM BANK BORROWINGS

    Short-term bank borrowings consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Short-term loans............................................     456        556
Import trust receipts loans.................................     606        594
                                                               -----      -----
                                                               1,062      1,150
                                                               =====      =====

    Short-term bank borrowings are denominated in Hong Kong dollars and bear interest at the Hong Kong prime lending rate plus 1.5% to 4.3% or the United States prime lending rate plus 2.3%, which ranged from 10.0% to 10.8% per annum as of December 31, 1999. They were collaterized by the Group's bank deposits of approximately $632,000 as of December 31, 1999, personal guarantees provided by Mr. Leo Sheck Pui Kwok and Mr. Carl Ka Wing Tong, mortgage over a real estate property owned by Mr. Carl Ka Wing Tong, and corporate guarantee provided by Acma Strategic Holdings Limited (see Note 20). They were drawn for working capital purposes and are renewable with the consent of the relevant banks. Supplemental information with respect to short-term bank borrowings for the years ended December 31, 1998 and 1999 are as follows:

                                                                             WEIGHTED       WEIGHTED
                                            MAXIMUM           AVERAGE         AVERAGE        AVERAGE
                                            AMOUNT            AMOUNT         INTEREST     INTEREST RATE
                                          OUTSTANDING       OUTSTANDING     RATE AT THE    DURING THE
                                        DURING THE YEAR   DURING THE YEAR   END OF YEAR       YEAR
                                        ---------------   ---------------   -----------   -------------
                                             $'000             $'000
YEAR ENDED DECEMBER 31, 1999
Short-term loans......................         556              436            10.5%           10.0%
                                             =====              ===            ====            ====
Import trust receipts loans...........         714              538             9.3%            9.0%
                                             =====              ===            ====            ====

YEAR ENDED DECEMBER 31, 1998
Overdrafts............................          49                6              --            14.2%
                                             =====              ===            ====            ====
Short-term loans......................         609              433            10.5%           11.6%
                                             =====              ===            ====            ====
Import trust receipts loans...........       1,426              990            10.0%           10.6%
                                             =====              ===            ====            ====

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

12.  CAPITAL LEASE OBLIGATIONS

    Future minimum lease payments under capital leases, together with the present value of the minimum lease payments, are:

                                                                1999       1998
                                                              --------   --------
                                                               $'000      $'000
Payable during the following period
  -  Within one year........................................     221        233
  -  Over one year but not exceeding two years..............     215        108
  -  Over two years but not exceeding three years...........     105         --
                                                                ----       ----
Total minimum lease payments................................     541        341
Less: Amount representing interest..........................     (80)       (35)
                                                                ----       ----
Present value of minimum lease payments.....................     461        306
Less: Current portion.......................................    (173)      (202)
                                                                ----       ----
Non-current portion.........................................     288        104
                                                                ====       ====

13.  ACCRUED LIABILITIES

    Accrued liabilities consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Accruals for operating expenses
  -  Salaries, wages and bonus..............................   1,251      1,244
  -  Subcontracting charges.................................     471        161
  -  Rental expense.........................................      21         18
  -  Others.................................................     169        262
Accrual for common stock issuance expenditures..............     100         --
Accruals for purchases of
  -  loose tools and consumables............................     588        365
  -  machinery and tools....................................     181         --
Others......................................................     133        152
                                                               -----      -----
                                                               2,914      2,202
                                                               =====      =====

14.  INCOME TAXES

    The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company is subject to United States federal income tax at a rate of 34%. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 16%.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

14.  INCOME TAXES (CONTINUED)

    The contractual joint venture established in the PRC (Dongguan Chuangying Toys Factory Co., Ltd.) is subject to PRC income taxes at a rate of 27% (24% state income tax and 3% local income tax). However, the joint venture is exempted from state and local income taxes for two years starting from the first year of profitable operations. and it is entitled to a 50% reduction in national income tax for the next three years. The first profitable year of operations for Dongguan Chuangying Toys Factory Co., Ltd. was the year ended December 31, 1997. If the tax holiday had not existed, the Group's income tax expense would have been increased by approximately $8,000, $55,000 and $2,800 for the years ended December 31, 1997, 1998 and 1999, respectively.

    Provision for income taxes consisted of:

                                                                1997       1998       1999
                                                              --------   --------   --------
Current tax
  -  Hong Kong profits tax..................................      72        191        325
  -  Special rebate by Government of Hong Kong Special
    Administrative
     Region.................................................      --         --        (70)
  -  PRC income tax.........................................      --         --          3
Deferred tax
  -  Hong Kong profits tax..................................      58        163        179
                                                               -----      -----      -----
                                                                 130        354        437
                                                               =====      =====      =====

    The reconciliation of the United States federal income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

                                                                     1997           1998           1999
                                                                   --------       --------       --------
United States federal income tax rate.......................         34.0%          34.0%          34.0%
Non-taxable income arising from activities which qualified
  as offshore...............................................         (6.0%)        (12.1%)        (10.4%)
Non-taxable/non-deductible activities.......................         (3.6%)         (1.2%)          2.0%
Tax losses not recognized...................................          7.7%           6.0%           2.9%
Effect of different tax rates in foreign jurisdictions......        (19.1%)        (18.0%)        (18.0%)
                                                                    -----          -----          -----
Effective income tax rate...................................         13.0%           8.7%          10.5%
                                                                    =====          =====          =====

    Components of deferred tax liabilities as of December 31, 1998 and 1999 are as follows:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Cumulative tax losses.......................................     (35)      (166)
Accumulated differences between taxation allowance and
  depreciation expenses of machinery and equipment..........     263        575
Other timing differences....................................      (8)       (10)
                                                                ----       ----
                                                                 220        399
                                                                ====       ====

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

15.  REORGANIZATION EXPENSE

    The reorganization expense in 1997 consisted of (i) the valuation of $199,000 placed on the 229,488 shares of common stock of the Company (after the effect of reverse stock splits and the redenominations of par value as described in Note 17) transferred from Mr. Leo Sheck Pui Kwok, Mr. Carl Ka Wing Tong and ASHL, to a consultant in return for his services in connection with Company's acquisition of CML as described in Note 1 (these 229,488 shares are included in the 3,604,500 shares of common stock issued in connection with the Company's acquisition of CML as described in Note 1), and (ii) other professional fees for the acquisition of CML.

16.  COMPREHENSIVE INCOME

    Comprehensive income and its components, net of tax, consisted of:

                                                           1997       1998       1999
                                                         --------   --------   --------
                                                          $'000      $'000      $'000
Net income.............................................     788      3,056      2,681
Other comprehensive income --
  Translation adjustments..............................      (4)        --         --
                                                          -----      -----      -----
Comprehensive income...................................     784      3,056      2,681
                                                          =====      =====      =====

17.  SHARE CAPITAL AND STOCK OPTIONS

    a.  COMMON STOCK

    During the period from January 1, 1997 (the earliest date covered by these financial statements) to December 29, 1997, the Company had authorized share capital of 50,000,000 shares of common stock, par value $0.0001 each, and 1,937,452 shares of common stock outstanding.

    On December 30, 1997, the Company issued 48,060,000 shares of common stock, par value $0.0001 each, to the stockholders of CML in connection with its acquisition of CML as described in Note 1. On March 2, 1998, the authorized capital of the Company was increased to 60,000,000 shares of common stock, par value $0.0001 each. On March 12, 1998, the Company effected a one-for-ten reverse stock split and a redenomination of par value in share capital, resulting in 60,000,000 share of common stock, par value $0.0001 each, authorized and 4,999,746 shares of common stock outstanding. On December 14, 1998, the Company effected a three-for-four reverse stock split and a redenomination of par value in share capital, resulting in 3,749,322 shares of common stock, par value $0.0001 each, outstanding. Also, on December 14, 1998, the authorized share capital of the Company was decreased from 60,000,000 to 25,000,000 shares of common stock, par value $0.0001 each, and 5,000,000 shares of preferred stock, par value $0.0001 each.

    On December 24, 1998, the Company issued 1,250,000 shares of common stock, for a cash consideration of $5 per share through a public offering and raised net proceeds of approximately $4,383,000.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.  SHARE CAPITAL AND STOCK OPTIONS (CONTINUED)
    The effects of the one-for-ten reverse stock split, the three-for-four reverse stock split, and the redenominations of par value in share capital have been reflected retroactively in the financial statements and all earnings per common share computations.

    b.  OPTIONS

    The Company has reserved an aggregate of 420,000 shares of common stock, for issuance under the Company's 1998 stock option plan, which will expire in September 2008.

    In December 1998, the Company granted stock options under the 1998 stock option plan to purchase 340,500 shares of common stock, par value $0.0001 each, at an exercise price of $5, which was equal to the public offering price of its common stock on December 24, 1998. The stock options are exercisable according to a pre-determined vesting schedule beginning in 1999. The options expire on December 23, 2006.

    Changes in outstanding options under the plan during the years ended December 31, 1998 and 1999 are as follows:

                                             1998                        1999
                                   -------------------------   -------------------------
                                   OPTIONS    EXERCISE PRICE   OPTIONS    EXERCISE PRICE
                                   --------   --------------   --------   --------------
                                                    $                           $
Outstanding, beginning of year...       --           --        340,500         5.00
Granted at market price..........  340,500         5.00             --           --
                                   -------         ----        -------         ----
Outstanding, end of year.........  340,500         5.00        340,500         5.00
                                   =======         ====        =======         ====
Exercisable, end of year.........       --         5.00        131,250         5.00
                                   =======         ====        =======         ====

    The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, under which no compensation expense for stock options is recognized for stock option awards granted with exercise price at or above fair market value. On December 24, 1998, the exercise price of the granted options was equal to the public offering price at the same date. Therefore, no compensation expense was recognized.

    Had compensation expense for the Company's stock option grants been determined based upon fair values at the grant dates in accordance with SFAS No. 123, the Company's pro forma net income during the years ended December 31, 1998 and 1999 would be approximately $3,056,000 and $2,480,000, respectively. The Company's pro forma basic and diluted earnings per common share--net income would both be approximately $0.81 for the year ended December 31, 1998 and approximately $0.50 for the year ended December 31, 1999. The pro forma effects of applying SFAS No. 123 may not be representative of actual results had the Company accounted for stock option awards using the fair-value-based method.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

17.  SHARE CAPITAL AND STOCK OPTIONS (CONTINUED)
    The weighted average fair value of options granted during the years ended December 31, 1998 is estimated on the date of grant using the Black-Scholes option-pricing model to be $4.73. The fair value of the options granted is estimated on the date of grant using the following assumptions:

Risk-free interest rate.                                            6%
Expected dividend yield.....................................        0%
Expected option life........................................   8 years
Expected stock price volatility.............................    73.08%

    A summary of stock options outstanding and exercisable as of December 31, 1999 is as follows:

                                                OPTIONS OUTSTANDING
                                    --------------------------------------------       OPTIONS EXERCISABLE
                                                    WEIGHTED                       ----------------------------
                                                     AVERAGE         WEIGHTED                       WEIGHTED
                                      NUMBER        REMAINING        AVERAGE         NUMBER         AVERAGE
EXERCISE PRICE                      OUTSTANDING   LIFE IN YEARS   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------                      -----------   -------------   --------------   -----------   --------------
$5.00.............................    340,500          5.98            $5.00         131,250          $5.00

    c.  WARRANTS

    In connection with the initial public offering, the Company issued warrants on February 10, 1999 to the representative underwriter of the Company's public offering for a consideration of $125 to purchase up to 125,000 shares of common stock, at an exercise price of $8.25 per share, which is equal to 1.65 times the public offering price. The warrants are exercisable for a period of four years beginning December 24, 1999.

18.  OPERATING LEASE COMMITMENTS

    a.  CAPITAL COMMITMENTS

    As of December 31, 1999, the Group had capital commitments amounting to approximately $468,000, for the acquisition of fixed assets.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

18.  OPERATING LEASE COMMITMENTS (CONTINUED)

    b.  OPERATING LEASE COMMITMENTS

    The Group has various operating lease agreements for office, factory and staff quarters premises, which extend through 2008. Rental expenses for the years ended December 31, 1997, 1998 and 1999 were approximately $602,000, $703,000 and $1,066,000, respectively. Future minimum rental payments as of December 31, 1999, under agreements classified as operating leases with non-cancellable terms, are as follows:

                                                               $'000
                                                              --------
Payable during the following period

      - Within one year.....................................   1,238

      - Over one year but not exceeding two years...........   1,167

      - Over two years but not exceeding three years........   1,048

      - Over three years but not exceeding four years.......     920

      - Over four years but not exceeding five years........     769

      - Thereafter..........................................     992
                                                               -----
                                                               6,134
                                                               =====

19.  RETIREMENT PLAN

    The Group's employees in the PRC are all hired on a contractual basis and consequently the Group has no obligation for pension liabilities to these employees.

    From January 1, 1997, the employees in Hong Kong, after completing a probation period, may join the Group's defined contribution pension fund managed by an independent trustee. Both the Group and its Hong Kong employees make monthly contributions to the plan of 5% of the employees' basic salaries. The Hong Kong employees are entitled to receive their entire contribution together with accrued interest thereon at any time upon leaving the Group, and 100% of the Group's employer contribution and the accrued interest thereon upon retirement or leaving the Group after completing ten years of service or at a reduced scale of between 30% to 90% after completing three to nine years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer's contributions. The aggregate amount of the Group's contributions (net of forfeited contributions) for the years ended December 31, 1997, 1998 and December 31, 1999 was approximately $50,000, 68,000 and $103,000, respectively.

    The Group has no other post-retirement or post-employment benefit plans.

20.  BANKING FACILITIES

    As of December 31, 1999, the Group had banking facilities of approximately $2,737,000, for overdrafts, loans and trade financing. Unused facilities as of December 31, 1999 amounted to approximately $1,276,000. These facilities were secured by:

    a. Pledges of the Group's bank deposits of approximately $632,000 as of December 31, 1999;

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

20.  BANKING FACILITIES (CONTINUED)
    b. Personal guarantees provided by Mr. Leo Sheck Pui Kwok and Mr. Carl Ka Wing Tong;

    c. Mortgage over a real estate property owned by Mr. Carl Ka Wing Tong; and

    d. Corporate guarantee provided by ASHL.

21.  RELATED PARTY TRANSACTIONS

    a. The Group entered into the following transactions with related companies:

                                                                1997       1998       1999
                                                              --------   --------   --------
                                                               $'000      $'000      $'000
Management fee paid to ASHL.................................     115        116         --
Consultancy/Management fees paid to Carl Tong & Associate
  Management Consultancy Limited*...........................      --         61        227
Purchase of machinery and tools from Faithera Engineering
  Limited**.................................................      --        362         --
                                                               =====      =====      =====

------------------------

* Carl Tong & Associate Management Consultancy Limited is beneficially owned by Mr. Carl Ka Wing Tong.

** Faithera Engineering Limited is beneficially owned by certain minority stockholders of Mastercraft Engineering Limited.

    b. Loans from directors as of December 31, 1998 and 1999 consisted of:

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Mr. Leo Sheck Pui Kwok......................................     435        321
Mr. Carl Ka Wing Tong.......................................     231        186
                                                               -----      -----
Total loans from directors..................................     666        507
Less: current portion.......................................    (222)      (267)
                                                               -----      -----
Non-current portion.........................................     444        240
                                                               =====      =====

    The loans from directors are unsecured and non-interest bearing. Prior to October 1, 1998, the loans from directors had no pre-determined repayment terms. On October 1, 1998, the directors agreed to convert the outstanding loan balances to term loans to be repayable by six equal semi-annual installments commencing March 31, 1999.

    c. As of December 31, 1999, the Group's banking facilities were secured by personal guarantees provided by Mr. Leo Sheck Pui Kwok and Mr. Carl Ka Wing Tong; mortgage over a real estate property owned by Mr. Carl Ka Wing Tong; and corporate guarantee provided by ASHL (see Notes 11 and 20).

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

22.  BUSINESS SEGMENT AND GEOGRAPHIC ANALYSIS

    The Group is principally engaged in two business segments :
(i) manufacturing and sales of collectible-quality, die-cast replica products; and (ii) design and marketing of computer and video game peripherals.

    a.  NET SALES

    Net sales consisted of:

                                                        1997       1998       1999
                                                      --------   --------   --------
                                                       $'000      $'000      $'000
Collectible replica products........................   16,211     33,633     37,283
Computer and video game peripherals.................       --         --      3,385
                                                       ------     ------     ------
                                                       16,211     33,633     40,668
                                                       ======     ======     ======

    Geographical analysis of net sales is as follows:

                                                        1997       1998       1999
                                                      --------   --------   --------
                                                       $'000      $'000      $'000
United States of America............................   16,089     29,085     25,796
Europe..............................................      122      4,548     13,042
Others..............................................       --         --      1,830
                                                       ------     ------     ------
                                                       16,211     33,633     40,668
                                                       ======     ======     ======

    b.  OPERATING PROFIT*

                                                        1997       1998       1999
                                                      --------   --------   --------
                                                       $'000      $'000      $'000
Collectible replica products........................    1,525      3,936      3,752
Computer and video game peripherals.................       --         --        110
                                                       ------     ------     ------
                                                        1,525      3,936      3,862
                                                       ======     ======     ======

------------------------

* Operating profit represent gross profit less selling, general and administrative expenses and amortization of goodwill.

    c.  IDENTIFIABLE ASSETS**

                                                                1998       1999
                                                              --------   --------
                                                               $'000      $'000
Collectible replica products................................   19,751     20,080
Computer and video game peripherals.........................       --      1,529
                                                               ------     ------
                                                               19,751     21,609
                                                               ======     ======

------------------------

**  Identifiable assets represent total assets less goodwill.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

22.  BUSINESS SEGMENT AND GEOGRAPHIC ANALYSIS (CONTINUED)
    Substantially all of the Group's identifiable assets are located in Hong Kong and the PRC.

    d.  CAPITAL EXPENDITURES

                                                        1997       1998       1999
                                                      --------   --------   --------
                                                       $'000      $'000      $'000
Collectible replica products........................       24      2,470      5,039
Computer and video game peripherals.................       --         --        196
                                                       ------     ------     ------
                                                           24      2,470      5,235
                                                       ======     ======     ======

    e.  DEPRECIATION AND AMORTIZATION

                                                        1997       1998       1999
                                                      --------   --------   --------
                                                       $'000      $'000      $'000
Collectible replica products........................      531        799      1,687
Computer and video game peripherals.................       --         --         69
                                                       ------     ------     ------
                                                          531        799      1,756
                                                       ======     ======     ======

    f.  MAJOR CUSTOMERS

    Details of individual customers accounting for more than 10% of the Group's net sales are as follows:

                                                           1997       1998       1999
                                                         --------   --------   --------
                                                          $'000      $'000      $'000
MBI Inc................................................    64.2%      36.7%      22.7%
Paul's Model Art GmbH..................................      --        8.2%      15.8%
Mattel Vendor Operations Asia Ltd......................    14.8%      24.1%       9.3%
                                                          =====      =====      =====

    g.  MAJOR SUPPLIERS

    Details of individual suppliers accounting for more than 10% of the Group's purchases are as follows:

                                                           1997       1998       1999
                                                         --------   --------   --------
                                                          $'000      $'000      $'000
Manfield Coatings Co., Ltd.............................     9.0%       9.4%      11.5%
Genesis Off-set Printing Co., Ltd......................     8.5%       7.8%      11.1%
Trident Alloys Limited.................................      --         --       10.0%
                                                          =====      =====      =====

23.  OPERATING RISKS

    a.  COUNTRY RISK

    The Group's operations are conducted in Hong Kong and the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

23.  OPERATING RISKS (CONTINUED)
legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

    On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region of the PRC ("the Hong Kong SAR"). As stated in the Basic Law of the Hong Kong SAR, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for fifty years. The Group's management does not believe that the transfer of sovereignty over Hong Kong will have an adverse impact on the Group's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

    The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

    b.  DEPENDENCE ON STRATEGIC RELATIONSHIP

    The Group conducts its manufacturing operations through its contractual joint venture established between the Company and a PRC party, and several subcontracting agreements entered into with certain PRC parties. The deterioration of any or all of these strategic relationships may have an adverse effect on the operations of the Group.

    c.  CONCENTRATION OF CREDIT RISK

    Concentration of accounts receivable as of December 31, 1998 and 1999 is as follows:

                                                                1998       1999
                                                              --------   --------
Five largest accounts receivable............................    80.1%      65.9%
                                                                ====       ====

    The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

24.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    a. In October 1997, CML acquired a 100% interest in Mastercraft Engineering Limited for a cash consideration of $1,000. Details of assets acquired and liabilities assumed were as follows:

                                                               $'000
                                                              --------
Deposits and prepayments....................................     110
Inventories.................................................     223
Machinery, equipment and capital leases, net................     361
Bank overdrafts.............................................      (3)
Short-term bank loans.......................................    (184)
Accounts payable............................................    (162)
Accrued liabilities.........................................    (161)
Due to a related company....................................    (363)
Capital lease obligations...................................    (297)
                                                               -----
Net liabilities assumed as of the date of acquisition.......    (476)
Goodwill....................................................     477
                                                               -----
Consideration satisfied in cash.............................       1
                                                               =====
Net cash outflow:
    Cash paid...............................................       1
                                                               =====

    b. In July 1999, CML acquired a 55% interest in Sinar Industrial Limited for a cash consideration of approximately $265,000. Details of assets acquired and liabilities assumed were as follows:

                                                               $'000
                                                              --------
Cash and bank deposits......................................      396
Accounts receivable, net....................................    1,032
Deposits and prepayments....................................      190
Machinery, equipment and capital leases, net................      143
Accounts payable............................................   (1,530)
Accrued liabilities.........................................     (130)
Taxation payable............................................      (37)
                                                               ------
Net assets of Sinar Industrial Limited......................       64
The Group's share...........................................       55%
                                                               ------
Net assets acquired as of the date of acquisition...........       35
Goodwill....................................................      230
                                                               ------
Consideration satisfied in cash.............................      265
Less: Cash and bank deposits acquired.......................     (396)
                                                               ------
Net cash inflow:
  Cash received.............................................      131
                                                               ======

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

24.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (CONTINUED)
    c. Cash paid for interest and income taxes consisted of:

                                                           1997       1998       1999
                                                         --------   --------   --------
                                                          $'000      $'000      $'000
Interest...............................................     216        283        139
                                                          =====      =====      =====
Income taxes...........................................      75         70        207
                                                          =====      =====      =====

    d. Supplemental disclosure of investing activities:

       During the years ended December 31, 1997, 1998 and 1999, the Group entered into capital lease arrangements to purchase machinery and equipment with a capital value of approximately $835,000, $757,000 and $30,000, respectively.

25.  OTHER SUPPLEMENTAL INFORMATION

    The following items were included in the consolidated statements of operations:

                                                           1997       1998       1999
                                                         --------   --------   --------
                                                          $'000      $'000      $'000
Depreciation of machinery and equipment
  -  owned assets......................................     122        404      1,581
  -  assets held under capital leases..................     347        301         70
Provision for/write-off of doubtful accounts...........      15        553        320
Provision for (write-back) of slow-moving and obsolete
  inventories..........................................      84        205       (178)
Interest expense for
  -  bank overdrafts and loans.........................     107        152         90
  -  capital lease obligations.........................     109        131         49
Operating lease rentals for rented premises............     602        703      1,066
Repairs and maintenance expenses.......................     266        356        399
                                                          =====      =====      =====

26.  SUBSEQUENT EVENT

    On February 17, 2000, the Company entered into a Share Exchange Agreement to acquire all the outstanding capital stock of PacificNet.com LLC ("PNC"), a company incorporated in the State of Minnesota. PNC is a privately-held Internet start-up company headquartered in Minneapolis, Minnesota and Hong Kong that focuses on trans-Pacific business-to-business electronic commerce. In consideration for this acquisition, the Company expects to issue 21,000,000 shares of its common stock to the owners of PNC, which would represent approximately 80% of the total number of shares expected to be outstanding immediately following the acquisition.

    The Company and PNC are currently preparing a supplement to the Share Exchange Agreement to document the parties' understanding of certain details of the proposed acquisition. The consummation of the proposed transaction is subject to the execution of the supplement, receipt of a

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

      (AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED)

26.  SUBSEQUENT EVENT (CONTINUED)
fairness opinion from the Company's financial advisor, approval of the Company's shareholders and other customary conditions.

    If the transaction is consummated, it is anticipated that the Company's primary business focus will be business-to-business electronic commerce instead of its current focus as set forth in Note 22. PNC has indicated its interest in disposing of the Company's current business following completion of the acquisition. In light of this, a management group led by the Company's Chief Executive Officer, Mr. Carl Ka Wing Tong, has indicated an interest in negotiating a purchase of the current business. However, neither the Company or PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, nor is it expected that any such disposition will be a condition to the acquisition of PNC.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       CREATIVE MASTER INTERNATIONAL

Date: March 28, 2000                                   By:            /s/ CARL KA WING TONG
                                                            -----------------------------------------
                                                                        Carl Ka Wing Tong,
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       Chairman of the Board,
                /s/ CARL KA WING TONG                    President, and Chief
     -------------------------------------------         Executive Officer            March 28, 2000
                  Carl Ka Wing Tong                      (principal executive
                                                         officer)

                     JOHN REMPEL                       Chief Financial Officer
     -------------------------------------------         (principal financial         March 28, 2000
                     John Rempel                         officer)

                 /s/ SHING KAM MING
     -------------------------------------------       Controller (principal          March 28, 2000
                   Shing Kam Ming                        accounting officer)

               /s/ LEO SHECK PUI KWOK
     -------------------------------------------       Chief Operating Officer and    March 28, 2000
                 Leo Sheck Pui Kwok                      Director

                /s/ CLAYTON K. TRIER
     -------------------------------------------       Director                       March 28, 2000
                  Clayton K. Trier

                  /s/ STEVE GORDON
     -------------------------------------------       Director                       March 28, 2000
                    Steve Gordon

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
         3.3            Amendment to the By Laws of the Company.
        23              Consent of Arthur Andersen & Co.
        27              Financial Data Schedule.

                                                                      APPENDIX I
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 10-Q

   /X/     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM TO

                       COMMISSION FILE NUMBER: 000-24985

                            ------------------------

                      CREATIVE MASTER INTERNATIONAL, INC.
              (Exact name of small business issuer in its charter)

                  DELAWARE                                      11-2854355
       (State or other jurisdiction of             (I.R.S. Employer Identification No.)
       incorporation or organization)

    CASEY INDUSTRIAL BUILDING, 8TH FLOOR                            N/A
         18 BEDFORD ROAD, TAIKOKTSUI                            (Zip Code)
             KOWLOON, HONG KONG
  (Address of principal executive offices)

                REGISTRANT'S TELEPHONE NUMBER: 011-852-2396-0147

    Check whether the issuer (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

    There were 4,999,322 shares of the Company's common stock outstanding on May 5, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                       --------
PART 1-- FINANCIAL INFORMATION

  ITEM 1 --FINANCIAL STATEMENTS

         Unaudited Consolidated Condensed Statements of
             Operations--for each of the
             three-month periods ended March 31, 2000 and 1999.......  I-3

         Consolidated Condensed Balance Sheets--as of March 31, 2000
             (unaudited) and December 31, 1999 (audited).............  I-4

         Unaudited Consolidated Condensed Statements of Cash
             Flows--for each of the
             three-month periods ended March 31, 2000 and 1999.......  I-5

         Notes to Consolidated Condensed Financial Statements........  I-6

  ITEM 2 --MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS.....................  I-7

  ITEM 3 --QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK....................................................  I-11

PART     OTHER INFORMATION
II--

  ITEM 1 --LEGAL PROCEEDINGS.........................................  I-11

  ITEM 2 --CHANGES IN SECURITIES AND USE OF PROCEEDS.................  I-11

  ITEM 3 --DEFAULTS UPON SENIOR SECURITIES...........................  I-11

  ITEM 4 --SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.......  I-11

  ITEM 5 --OTHER INFORMATION.........................................  I-11

  ITEM 6 --EXHIBITS AND REPORTS ON FORM 8-K..........................  I-11

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Net sales...................................................       7,328        9,838
Cost of goods sold..........................................      (6,399)      (7,221)
                                                              ----------   ----------
Gross profit................................................         929        2,617
                                                              ----------   ----------
Selling, general and administrative expenses................      (1,621)      (1,411)
Interest expense net........................................         (16)         (16)
Other income, net...........................................          32           25
Amortization of goodwill....................................         (28)         (24)
                                                              ----------   ----------
Income (loss) before income taxes and minority interests....        (704)       1,191
                                                              ----------   ----------
Provision (benefit) for income taxes........................          61         (107)
                                                              ----------   ----------
Income (loss) before minority interests.....................        (643)       1,084
                                                              ----------   ----------
Cumulative effect of Accounting Change--write-off of
  deferred expenditures, net of tax.........................           0         (201)
Minority interests..........................................        (161)         (56)
                                                              ----------   ----------
Net income (loss)...........................................        (804)         827
                                                              ==========   ==========
Earnings (loss) per common share--basic and diluted.........  $    (0.16)  $     0.17
Weighted average common shares outstanding..................   4,999,322    4,999,322
                                                              ----------   ----------

   The accompanying notes are an integral part of these financial statements. These financial statements should be read in conjunction with the Company's
               Form 10-KSB for the year ended December 31, 1999.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS OF UNITED STATES DOLLARS)

                                                              31-MAR-2000   31-DEC-1999
                                                              -----------   -----------
                                                              (UNAUDITED)
ASSETS
Current assets:
Cash and bank deposits......................................      1,132         1,500
Accounts receivable, net....................................      2,878         4,718
Deposits and prepayments....................................      2,016         1,384
Tax recoverable.............................................        122             0
Inventories, net............................................      4,986         4,691
                                                                 ------        ------
Total current assets........................................     11,134        12,293

Machinery, equipment and capital leases, net................     10,257         9,316
Goodwill....................................................        761           841
                                                                 ------        ------
Total assets................................................     22,152        22,450
                                                                 ======        ======
LIABILITIES, MINORITY INTERESTS AND
STOCKHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings..................................      1,668         1,150
Capital lease obligations, current portion..................        375           202
Accounts payable............................................      3,531         3,368
Deposits from customers.....................................        289           235
Accrued liabilities.........................................      1,888         2,202
Loans from directors, current portion.......................        207           267
Taxation payable............................................          0           184
                                                                 ------        ------
Total current liabilities...................................      7,958         7,608

Capital lease obligations, non-current portion..............        414           104
Loans from directors, non-current portion...................        120           240
Deferred taxation...........................................        437           399
                                                                 ------        ------
Total liabilities...........................................      8,929         8,351
                                                                 ------        ------
Minority interests..........................................      1,168         1,240
                                                                 ------        ------
Stockholders' equity:
Common stock, par value $0.0001:
  Authorized--25,000,000 shares
  Outstanding and fully paid--4,999,322 shares..............          1             1
Preferred stock, par value $0.0001:
  Authorized--5,000,000 shares..............................
  Outstanding--nil..........................................          0             0
Additional paid-in capital..................................      5,784         5,784
Retained earnings...........................................      6,270         7,074
                                                                 ------        ------
Total stockholders' equity..................................     12,055        12,859
                                                                 ------        ------
Total liabilities, minority interests and stockholders'
  equity....................................................     22,152        22,450
                                                                 ======        ======

   The accompanying notes are an integral part of these financial statements. These financial statements should be read in conjunction with the Company's
               Form 10-KSB for the year ended December 31, 1999.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS OF UNITED STATES DOLLARS)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2000          1999
                                                              --------       ------
Cash flows from operating activities:
Net (loss) income...........................................    (804)           827
Depreciation of machinery and equipment.....................     594            449
Loss on disposals of fixed assets...........................       7              0
Amortization of goodwill....................................      28             24
Minority interests..........................................     161             56
Deferred Expenses written off...............................       0            221
Increase in deferred taxation...............................      38             60
(Increase) Decrease in operating assets--Accounts
  receivable, net...........................................   1,840           (630)
Deposits and prepayments....................................    (632)           115
Tax recoverable.............................................    (122)             0
Inventories, net............................................    (295)           (26)
Increase (Decrease) in operating liabilities--Accounts
  payable...................................................     163         (1,440)
Deposits from customers.....................................      54            534
Accrued liabilities.........................................    (495)          (459)
Taxation payable............................................    (184)            (9)
                                                               -----         ------
Net cash provided by (used in) operating activities.........     353           (278)
                                                               -----         ------
Cash flows from investing activities:
Acquisition of machinery and equipment......................    (902)        (2,228)
                                                               -----         ------
Net cash used in investing activities.......................    (902)        (2,228)
                                                               -----         ------
Cash flows from financing activities:
Increase in short-term bank loans and overdraft.............       0              9
Increase (decrease) in import trust receipts bank loans.....     518           (178)
Decrease incapital element of capital lease obligations.....    (157)           (23)
Decrease in loans from directors............................    (180)          (119)
Dividend paid to minority interests of a subsidiary.........       0            (40)
                                                               -----         ------
Net cash provided by (used in) financing activities.........     181           (351)
                                                               -----         ------
Net increase (decrease) in cash and bank deposits...........    (368)        (2,857)
Cash and bank deposits, as of beginning of period...........   1,500          5,055
                                                               -----         ------
Cash and bank deposits, as of end of period.................   1,132          2,198
                                                               -----         ------

   The accompanying notes are an integral part of these financial statements. These financial statements should be read in conjunction with the Company's
               Form 10-KSB for the year ended December 31, 1999.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED

1. BASIS OF PRESENTATION

    The accompanying unaudited financial statements of Creative Master International, Inc. ("Creative Master" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial statements. Certain information and footnote disclosures required by generally accepted accounting principles for complete financial statements have been condensed or omitted.

    In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been made. The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 2000. These financial statements should be read in conjunction with the Company's Form 10-KSB for the year ended December 31, 1999.

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

    Deferred expenditures reported at December 31, 1998 represented pre-operating costs incurred for new production facilities. These costs were previously deferred and amortized on a straight-line basis over three years in accordance with generally accepted accounting principles.

    Effective from January 1, 1999, the Company adopted Statement of Position 98-5 (Reporting on the Costs of Start-Up Activities), issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, which requires that entities expense start-up costs as they are incurred. Accordingly, previously capitalized expenses of $201,000, net of tax, were written off during the first quarter of 1999 as an "accumulative effect of accounting change."

3. AGREEMENT TO ACQUIRE PACIFICNET.COM LLC

    On February 17, 2000, the Company entered into a Share Exchange Agreement to acquire all the outstanding ownership interests in PacificNet.com LLC ("PNC"), a limited liability company organized in the State of Minnesota. On April 29, 2000, the parties to the Share Exchange Agreement executed a Supplemental Agreement to document their understanding of certain details of the proposed acquisition. The Share Exchange Agreement and the Supplemental Agreement, when considered together, constitute a definitive agreement among the Company, PNC and the owners of PNC that has been approved by the Boards of both companies and the owners of PNC.

    In exchange for the ownership interests in PNC, the Company has agreed to issue 21,500,000 shares of its Common Stock to the owners of PNC, which would represent in excess of 80% of the total number of shares expected to be outstanding immediately following the acquisition. The shares to be issued will not be registered for resale under the Securities Act of 1933. The consummation of the proposed transaction is subject to approval of the Company's shareholders, receipt of an updated fairness opinion from the Company's fairness advisor as of the closing date and other customary conditions.

              CREATIVE MASTER INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
 AMOUNTS EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED (CONTINUED)

3. AGREEMENT TO ACQUIRE PACIFICNET.COM LLC (CONTINUED)
    Headquartered in Minneapolis and Hong Kong, PNC is a privately-held company founded in July 1999 that develops, markets and supports full-service business-to-business ("B2B") e-commerce solutions for Asian businesses and other companies that are involved in or seek to become more involved in trans-Pacific B2B trade. PNC's business strategy is to offer Asian businesses complete e-commerce solutions, including front-end services such as web site design, hosting, product database development and management, and shopping cart applications, and back-end services such as order processing and transaction payment processing. PNC has developed a cost-effective proprietary e-commerce solution called eMerchant 2000 for small and medium sized Asian businesses. In addition, PNC has been engaged to develop B2B e-commerce solutions for certain strategic partners and other major Asian companies. PNC's U.S. office is developing specific solutions as well as strategic partnerships to facilitate trans-Pacific B2B trade for its North American customers and partners.

ITEM 2--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    The statements contained in this Form 10-Q that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about the Company's expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "the Company believes," "management believes" and similar words or phrases. The forward-looking statements are based on the Company's current expectations and are subject to certain risks, uncertainties and assumptions. The Company's actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

    The Company has agreed to acquire PNC in a transaction which, if completed, would result in PNC becoming a wholly-owned subsidiary of the Company and the owners of PNC acquiring in excess of 80% of the total number of shares of Common Stock expected to be outstanding immediately following the acquisition. The PNC acquisition is subject to certain conditions, and it may not be completed.

    If the acquisition of PNC is completed, the Company's primary business focus will be business-to-business electronic commerce services instead of its current focus on manufacturing collectible-quality, die-cast replicas of cars, trucks, buses, marine products and other items. PNC has indicated its interest in disposing of the Company's current business following completion of the acquisition. In light of this, a management group led by the Company's Chief Executive Officer, Mr. Carl Ka Wing Tong, has indicated an interest in negotiating a purchase of the current business. However, neither the Company nor PNC have entered into any formal understanding or arrangement with respect to a disposition of the current business, and such disposition is not a condition to the acquisition of PNC.

OVERVIEW:

    The Company is a leading independent manufacturer of collectible-quality, die-cast replicas of cars, trucks, buses and other items. Die-cast collectibles are distinguishable from die-cast toys by their authentic design, exacting engineering and attention to detail, including abundant use of identifiable brand names, logos and other licensed marks. The die-cast products the Company manufactures are 1/6th to 1/160th scale and include as many as 450 parts, including numerous moveable parts. They are marketed and distributed by the Company's customers primarily to collectors, hobbyists and enthusiasts at retail prices ranging from $20 to $200 or more. The Company's customers are primarily U.S. and European marketers and distributors of vehicle replicas and other collectibles, including Danbury Mint (MBI), Paul's Model Art, Mattel, Action Performance, First Gear, Corgi Classics, Road Champs and Hallmark Cards.

    With the acquisition of the Sinar Industrial Limited group of companies ("Sinar")in July 1999, the Company expanded its range of products to computer and interactive video game peripherals ("CGPs"). Sinar designs and markets a variety of game controllers for various game platforms such as Nintendo, Sony PlayStation & PC. The range of products includes a wide variety of ergonomically designed joysticks, joypads, steering wheels, light guns, cable products and multimedia peripherals. Sinar's products are distributed and sold primarily in the United States, Europe, and Asia. The new products compliment the Company's die-cast collectibles by broadening the product lines of some of the existing customers. These products also appeal to an end customer with similar demographics to our collectors. In the past, Sinar has designed and marketed its products, but outsourced all manufacturing to third-party vendors. Beginning in the first quarter of 2000, some of the CGPs are being manufactured in the Company's Dongguan facilities. The Company provides its experience in manufacturing and production control to ensure product quality and enhance margins.

    The Company's mission is to provide the highest level of product quality and customer service among independent manufacturers of die-cast collectibles and computer and video game peripherals. The Company offers its customers turnkey product development and manufacturing capabilities that are customized to meet their specific needs. The Company's vertically integrated process affords complete sourcing of raw materials, engineering, assembly, quality control and final packaging of products in commercial quantities. Depending on the customer's needs, the Company provides a self-contained production area within one of its factories with tooling and other production functions dedicated to manufacturing the customer's products according to its particular design, engineering and quality requirements. This approach permits customers to closely supervise and control all aspects of the production process and to protect the confidentiality of their product design and engineering. The Company's turnkey process enables its customers to shorten the lead time from conceptual design to product delivery and to minimize production costs while maintaining high quality and reliability.

    All of the Company's manufacturing operations are conducted through Creative Master Limited ("CML"), the Company's wholly-owned Hong Kong subsidiary, and CML's subsidiaries. CML was co-founded in 1986 by Carl Ka-Wing Tong and Leo Sheck-Pui Kwok. The Company's manufacturing facilities are located in the Dongguan region of Guangdong Province, the People's Republic of China ("PRC"), approximately 60 miles northwest of Hong Kong. The Dongguan facilities contain over 550,000 square feet of manufacturing space plus housing and related facilities for approximately 6,000 workers.

    The Company's principal executive offices are located at Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED
MARCH 31, 1999

    NET SALES. Net sales for the three months ended March 31, 2000 were $7,328,000, a decrease of $2,510,000, or 25.5%, from $9,838,000 for the three months ended March 31, 1999. This decrease was due primarily to a substantial decrease in sales to two significant customers, Mattel and Corgi, when compared to the same period last year.

    The Company sells substantially all of its products to customers in the U.S. and Europe. In the first three months of 2000 and 1999, approximately 26% and 32% of the Company's total net sales were attributable to sales to European customers. The U.S. and European governments may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. and Europe at current or increased levels.

    COST OF GOODS SOLD. Cost of goods sold for the three months ended March 31, 2000 was $6,399,000, a decrease of $822,000, or 11.4%, from $7,221,000 for the three months ended March 31, 1999. This decrease was due to lower sales volume. Cost of goods sold, as a percentage of net sales, increased to 87.3% of net sales for the quarter ended March 31, 2000, compared with 73.4% for the quarter ended March 31, 1999. The resulting decrease in gross profit margins was a result of higher fixed overheads and additional overhead related to setting up the production lines for CGP's during the first quarter of 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses totaled $1,621,000 for the three months ended March 31, 2000, an increase of $210,000, or 14.9%, from $1,411,000 for the three months ended March 31, 1999. Selling, general and administrative expenses constituted 22.1% of net sales for the three months ended March 31, 2000 and 14.3% of net sales for the three months ended March 31, 1999. Selling, general and administrative expenses increased due to an increase in administrative personnel costs related to employees added during 1999.

    INTEREST INCOME. Interest income was $16,000 for the three months ended March 31, 2000, as compared to $23,000 in the three months ended March 31, 1999.

    INTEREST EXPENSE. Interest expense was $32,000 for the three months ended March 31, 2000 as compared to $39,000 for the three months ended March 31, 1999.

    CUMULATIVE EFFECT OF ACCOUNTING CHANGE. Pre-operating costs incurred for new production facilities were previously deferred and amortized on a straight-line basis over three years. Previously capitalized expenses of $201,000, net of tax, were written off during the first quarter of 1999 as a "cumulative effect of accounting change."

    PROVISION FOR INCOME TAXES. The Company's recorded a net tax recoverable of $61,000 for the three months ended March 31, 2000. The Company's provision for income taxes was $107,000 for the three months ended March 31, 1999, reflecting an effective income tax rate of 9%. Interim income tax provisions are based upon management's estimate of taxable income and the resulting consolidated effective income tax rate for the full year. As a result, such interim estimates are subject to change as the year progresses and more information becomes available.

    MINORITY INTERESTS. The Company includes in net income before minority interests all net income of its wholly-owned and majority-owned subsidiaries. The portion of such net income attributable to minority interests in the subsidiaries held by others is then eliminated. Minority interests for the three months ended March 31, 2000 totaled approximately $161,000, compared with $56,000 for the same period in the prior year. The increase was due to the additional profitability of those subsidiaries with minority interests, including Sinar, acquired in July 1999. During the first quarter of 2000, the Company acquired an additional 10% of the equity of Mastercraft Engineering Limited for approximately $168,000. Also during the first quarter of 2000, the Company also acquired the remaining 40% minority interest in Sinar's subsidiary, Titan Industrial Ltd., for a cash consideration of $1.

LIQUIDITY AND CAPITAL RESOURCES

    For the three months ended March 31, 2000, the Company's operations provided cash of $534,000. The Company's cash balance decreased by $368,000 to $1,132,000 at March 31, 2000, as compared to $1,500,000 at December 31, 1999.

    The Company's working capital decreased to $3,176,000 at March 31, 2000, as compared to $4,685,000 at December 31, 1999. Net accounts receivable decreased by $1,840,000, or 39%, to $2,878,000 at March 31, 2000, as compared to
$4,718,000 at December 31, 1999 as result of sales volume decreases. Consistent with practices in the die-cast collectibles industry, the Company offers accounts receivable terms to its customers. This practice has created working capital requirements that the Company generally has financed with a combination of internally generated cash flows and credit facilities provided by affiliates and third parties. The Company has not experienced any significant problems with collection of its accounts receivable.

    The Company's accounts payable and accrued liabilities decreased by $151,000, or 3%, to $5,419,000 at March 31, 2000, as compared to $5,570,000 at
December 31, 1999. The decrease in accounts payable and accrued liabilities was primarily related to the decrease in business activity for the period.

    The Company's inventories increased by $295,000, or 6%, to $4,986,000 at March 31, 2000, as compared to $4,691,000 at December 31, 1999, as a result of lower than expected sales and requests by certain customers to hold shipment until April.

    For the three months ended March 31, 2000, additions to property, plant and equipment aggregated $1,535,000 as compared to $2,470,000 for the year ended December 31, 1999. The principal capital project undertaken during the first quarter of 2000 was the conversion of one of the Company's manufacturing facilities to be able to produce CGPs. The Company anticipates that additional expenditures in connection with the continuing upgrading and improvement of production facilities at the Dongguan facility during the remainder of 2000 will be approximately $2,000,000, a portion of which is expected to be funded by capital lease financing.

    The Company expects that its cash needs for the foreseeable future will arise primarily from working capital requirements, capital expenditures and debt service requirements. The Company expects that its principal sources of cash will be operating cash flow, cash on hand, bank lines of credit and other external credit sources. The Company believes that these sources will be adequate to meet anticipated cash requirements for 2000, provided the Company returns to profitability for the remainder of the year, as expected by management. The agreements with PNC require, among other things, that the management of Creative Master continue to operate its business in the present manner and prohibit the Company from issuing additional equity securities prior to closing, other than for the exercise of employee stock options or warrants.

    INFLATION. Inflation has not had a material impact on it's the Company's business in recent years.

    CURRENCY EXCHANGE FLUCTUATIONS. All of the Company's sales are denominated either in U.S. dollars or Hong Kong dollars, while its expenses are denominated primarily in Hong Kong dollars and Renminbi , the currency of the PRC ("RMB"). There can be no assurance that the RMB-to-U.S. dollar rate will remain stable. Although a devaluation of the Hong Kong dollar or RMB relative to the U.S. dollar would be likely to reduce the Company's expenses, any material increase in the value of the Hong Kong dollar or RMB relative to the U.S. dollar would increase the Company's expenses, and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has never engaged in currency hedging operations and has no present intention to do so.

    SEASONALITY. Each year, the Company ceases production for a two-week period due to the Chinese New Year holiday, which occurs during late January or early February. This holiday shutdown has typically resulted in lower revenues during the first quarter of each year than during the other three quarters. Certain fixed costs, however, continue despite the Company's closing. This reduction in revenues, without a corresponding reduction in costs, diminishes liquidity during the first quarter.

    The Company experiences fluctuations in quarterly sales due to the timing of receipt of orders from customers and product shipments. The Company also incurs substantial tooling and other costs of manufacturing new products from three to nine months in advance of obtaining the first customer orders for the new product. This long lead time may contribute to fluctuations in the Company's quarterly results of operations.

ITEM 3--QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company believes that its exposure to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments is immaterial.

PART II--OTHER INFORMATION

ITEM 1--LEGAL PROCEEDINGS

    None

ITEM 2--CHANGES IN SECURITIES AND USE OF PROCEEDS

    None

ITEM 3--DEFAULTS UPON SENIOR SECURITIES

    None

ITEM 4--SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    None

ITEM 5--OTHER INFORMATION

    None

ITEM 6--EXHIBITS AND REPORTS ON FORM 8-K

    a. The exhibits listed in the accompanying Index to Exhibits are filed as part of this report on Form 10-Q.

    b.  Reports on Form 8-K:

    The Company filed a Current Report on Form 8-K on March 8, 2000 to report the execution of the Share Exchange Agreement between the Company, PacificNet.com LLC and the owners of PacificNet.com LLC.

                                   SIGNATURES

    In accordance with the requirements of the Securities Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           CREATIVE MASTER INTERNATIONAL, INC.

Date: May 12, 2000                By:  /s/ CARL KA WING TONG
                ----------------------------------------------------------------
                                    Carl Ka Wing Tong,
                                    President and Chief Executive Officer

Date: May 12, 2000                By:  /s/ JOHN REMPEL
                ----------------------------------------------------------------
                                    John Rempel
                                    Chief Financial Officer

Date: May 12, 2000                By:  /s/ SHING KAM MING
                ----------------------------------------------------------------
                                    Shing Kam Ming
                                    Principal Accounting Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
---------------------   -----------
 27                     Financial Data Schedule

PROXY
                      CREATIVE MASTER INTERNATIONAL, INC.
                    PROXY FOR ANNUAL MEETING OF STOCKHOLDERS
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                     OF CREATIVE MASTER INTERNATIONAL, INC.

    The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated June 5, 2000, and hereby revokes all prior proxies and appoints Carl Ka Wing Tong and Leo Sheck Pui Kwok (the "Proxies"), and each of them, with full power of substitution, as the proxy of the undersigned to represent the undersigned and to vote all shares of Common Stock of Creative Master International, Inc. which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders, to be held on June 21, 2000, at 10:00 A.M., local time at Conference Room D, 6/F, Casey Industrial Building, 8th Floor, 18 Bedford Road, Taikoktsui, Kowloon, Hong Kong, and at any adjournments thereof.

1. PNC ACQUISITION. Approval of the issuance of shares of our Common Stock in the PNC Acquisition.

            / /  FOR            / /  AGAINST            / /  ABSTAIN

2. ELECTION OF FOUR DIRECTORS. Election of four directors, each to hold office until his or her successor shall have been elected or qualified. Nominees: Carl Ka Wing Tong, Leo Sheck Pui Kwok, Steve Gordon, and Clayton K. Trier.
Instruction: To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) on the following line:______________________________________.

    / /  FOR the nominees listed above except as indicated above   / /  WITHHOLD
AUTHORITY to vote for all nominees

3. AMENDMENT TO CERTIFICATE OF INCORPORATION TO CHANGE NAME. Conditioned upon approval of Proposal No. 1, approval of an amendment to our Certificate of Incorporation to change our name to "PacificNet.com, Inc."

            / /  FOR            / /  AGAINST            / /  ABSTAIN

4. AMENDMENT TO CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF COMMON STOCK. Approval of an amendment to our Certificate of Incorporation to increase the number of shares of Common Stock we are authorized to issue from 25,000,000 shares to 125,000,000 shares.
            / /  FOR            / /  AGAINST            / /  ABSTAIN

                          (CONTINUED ON REVERSE SIDE)

5. AMENDMENT TO STOCK OPTION PLAN. Approval of an amendment to our 1998 Stock Option Plan to increase the number of shares of Common Stock we can issue upon the exercise of options granted under the plan from 650,000 to 5,000,000.

            / /  FOR            / /  AGAINST            / /  ABSTAIN

6. INDEPENDENT PUBLIC ACCOUNTANTS. Ratification of the appointment of Arthur Andersen & Co. as our independent public accountants for the fiscal year ending December 31, 2000.

            / /  FOR            / /  AGAINST            / /  ABSTAIN
    Shares for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions noted thereon, or in the absence of directions to the contrary, will be voted "FOR" the election of the four director nominees and each of the other proposals set forth above.

    Should any other matter requiring a vote of the stockholders arise, the persons named in this Proxy or their substitutes shall vote in accordance with their best judgment in the interest of CMI.

                                             Please sign below exactly as your
                                             name appears on the Proxy Card. If
                                             shares are registered in more than
                                             one name, the signatures of all
                                             such persons are required. A
                                             corporation should sign in its full
                                             corporate name by a duly authorized
                                             officer, stating his/her title.
                                             Trustees, guardians, executors, and
                                             administrators should sign in their
                                             official capacity, giving their
                                             full title as such. If a
                                             partnership, please sign in the
                                             partnership name by authorized
                                             person(s).

                                             ___________________________________
                                                        Signature(s)

                                             Date: _____________________________

              PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD
                      PROMPTLY USING THE ENCLOSED ENVELOPE